JSAT Corporation

Annual Report 2003

Year Ended March 31, 2003



XPANDING ORIZONS

Profile

JSAT Corporation is the Asia-Pacific region's largest satellite communications provider, currently operating a fleet of eight satellites positioned in seven geostationary orbits. Since its founding in 1985, JSAT has maintained steady growth by providing a range of services that exploit the unique strengths of satellites in both telecommunications and broadcasting. These include telecommunications business services, telecommunications carrier services and satellite broadcasting services, the latter of which includes Japan's first digital direct-to-home (DTH) service—on the SKY PerfecTV! platform—and new broadcasting services using JCSAT-110.

Under the corporate slogan, "JSAT, Expanding Horizons," and with a new management team at the helm, JSAT is entering the next stage of growth as both a global operator and application service provider, offering total satellite-based solutions to an ever broader range of customers in the global satellite market.

JSAT
Expanding Horizons



CONTENTS

Largest *satellite operator in the Asia-Pacific region*

Eight *satellites positioned in seven geostationary orbits*

Ninth *satellite, which will cover North America, to be launched soon*

Entering the next stage of growth | under a new management team

[illegible]0.6% *growth in revenues compared with the previous period*

20% *growth in cash dividends compared with the previous period*



JSAT at a Glance

Telecommunications Business Services

This service category includes the provision of full-time and occasional satellite transponder capacity to both domestic and overseas companies, government agencies, educational institutions and other customers, primarily for their internal telecommunications networks.

Sales for Fiscal 2002


29.9%

¥13,504 million

Change in Sales (Millions of yen)


10,508
10,182
11,777
12,976
13,504
99/3
00/3
01/3
02/3
03/3

Significant Events in Fiscal 2002

- Increase in revenue contribution made by Satellite Network, Inc. (SNET), reflecting its first full year of consolidation
- Higher demand for system-based applications, which more than compensated for bandwidth usage reductions by some customers
- Increase in transponder bandwidth usage by some customers, for example, for the transmission of video data
- Addition of new customers using transponders on JCSAT-2A and JCSAT-3 for international services

Satellite Broadcasting Services

This service category mainly includes the provision of multichannel digital broadcasting services to broadcasters using the SKY PerfecTV! and SKY PerfecTV! 2 platforms.

Sales for Fiscal 2002


46.7%

¥21,075 million

Change in Sales (Millions of yen)


9,829
14,152
16,900
18,000
21,075
99/3
00/3
01/3
02/3
03/3

Significant Events in Fiscal 2002

- Increase in revenues due to the commencement of DTH services using JCSAT-110
- Growth in revenues derived from broadcasters on the SKY PerfecTV! platform, reflecting the final increase in the four-annual-step tariff for JCSAT-4A
- Addition of channels by some broadcasters

Telecommunications Carrier Services

This service category includes the provision of transponder capacity to NTT Group companies as part of, or as alternative routing for, their telecommunications networks.

Sales for Fiscal 2002


20.7%

¥9,360 million

Change in Sales (Millions of yen)


3,972
2,579
8,923
8,732
9,360
99/3
00/3
01/3
02/3
03/3

Significant Events in Fiscal 2002

- Expansion of services provided to the NTT Group from the second quarter, following JSAT's acquisition of additional interests in the N-STARa and N-STARb satellites, further reinforcing the Company's steady revenue stream in this service area
- Growth in revenues of 7.2%


Dedicated services, etc.
Type II telecommunications carriers[2]
Telecommunications business services and others
Dedicated services, etc.
Corporate users
Digital satellite multichannel broadcasting services
Broadcasters
Provision of satellite transponder capacity
Type I telecommunications carriers[1] (NTT Group)

Other: Other revenues are mainly derived from the provision of satellite control services and the sale of equipment. In fiscal 2002, other revenues totaled ¥1,181 million, representing 2.7% of total revenues.

Notes: 1. Type I telecommunications carriers provide telecommunications services utilizing circuits and other infrastructure, including satellites and telephone systems, owned and operated by the company itself.
2. Type II telecommunications carriers resell and provide telecommunications services utilizing circuits and other infrastructure owned by Type I telecommunications carriers.

Consolidated Financial Highlights

JSAT Corporation and Subsidiaries
Years Ended March 31, 2001, 2002 and 2003

	Millions of Yen, Except Per Share Amounts			Percentage Change	Thousands of U.S. Dollars[1], Except Per Share Amounts
	2001	2002	2003	2003/2002	2003
For the year					
Revenues:	¥ 38,160	¥ 40,783	**¥ 45,121**	+10.6%	**$ 382,383**
Telecommunications business services	11,777	12,976	**13,504**	+4.1	**114,445**
Satellite broadcasting services	16,900	18,000	**21,075**	+17.1	**178,600**
Telecommunications carrier services	8,923	8,732	**9,360**	+7.2	**79,326**
Other	560	1,074	**1,181**	+10.0	**10,012**
Operating income	11,171	11,325	**11,779**	+4.0	**99,819**
Income before income taxes and minority interests	9,695	9,994	**11,110**	+11.2	**94,151**
Net income	5,125	5,609	**6,182**	+10.2	**52,393**
Net cash provided by operating activities	22,728	19,930	**25,867**	+29.8	**219,213**
Capital expenditures	15,791	12,428	**18,891**	+52.0	**156,202**
EBITDA[2]	27,024	27,963	**28,692**	+2.6	**243,152**
Depreciation and amortization	15,420	16,476	**16,698**	+1.3	**141,506**
EBITDA margin[3] (%)	70.8%	68.6%	**63.6%**	-5.0[4]	
Return on equity (ROE) (%)	6.8%	5.8%	**6.5%**	+0.7[4]	
Per share data:					
Earnings per share—basic[5]	¥13,936.64	¥14,638.58	**¥16,248.95**	+11.0%	**$ 137.70**
—diluted	13,935.31	14,638.58	**15,175.46**	+3.7	**128.61**
At year-end					
Total shareholders' equity	¥ 95,884	¥ 96,907	**¥ 93,207**	-3.8%	**$ 789,887**
Total assets	169,640	163,432	**169,230**	+3.5	**1,434,149**
Number of employees[6]	174	251	**262**		

Notes: 1. U.S. dollar amounts have been translated from Japanese yen, for convenience only, at the rate of ¥118=U.S.$1, the approximate rate of exchange on March 31, 2003.
2. EBITDA (Earnings before Interest, Tax, Depreciation and Amortization) represents the total of net income, interest, tax, depreciation and amortization.
3. The EBITDA margin is the ratio of EBITDA to revenues.
4. These figures are percentage point changes.
5. Basic earnings per share (EPS) are calculated based on the weighted-average number of shares outstanding during each year, which were 367,744, 383,154 and 380,476 shares for the years ended March 31, 2001, 2002 and 2003, respectively.
6. The number of employees includes staff seconded to other companies, but is exclusive of part-time staff. The number comprises 206 JSAT employees and 56 SNET employees at March 31, 2003. For the year ended March 31, 2001, number of employees is given on a nonconsolidated basis.

Revenue Composition
(Millions of yen)



45,121
40,783
38,160
26,986
24,384
99/3
00/3
01/3
02/3
03/3
Telecommunications business services
Satellite broadcasting services
Telecommunications carrier services
Other

Net Income
(Millions of yen)



6,182
5,609
5,125
2,697
1,947
99/3
00/3
01/3
02/3
03/3

Total Assets
(Millions of yen)



169,640
163,432
169,230
140,100
110,899
99/3
00/3
01/3
02/3
03/3

To all JSAT's shareholders, customers, partners and employees

First of all, I wish to express my sincere gratitude to all JSAT's shareholders and customers, as well as the many other people whom I have had the pleasure of meeting and working with over the last seven years. In June 2003, I stepped down as CEO of JSAT. The new President & CEO, Mr. Kiyoshi Isozaki, brings a wealth of experience in technical and sales areas—gained during his time with the NTT Group—and outstanding personal qualities to the position. He certainly meets the high expectations I held for my successor, allowing me to pass the baton with absolute confidence.

When I became President seven years ago, JSAT was still a relatively small regional satellite operator, having just placed an order to procure its third satellite. One of the Company's most significant early achievements was its success in securing an agreement with the former Japan Sky Broadcasting Co., Ltd. (JSkyB). That service later evolved into SKY PerfecTV!, which has acted as an important springboard for JSAT ever since. Three years later, I declared JSAT's intention to develop its relationship with the NTT Group—from being its biggest customer to being its best partner. Since that time, we have expanded our relationship to encompass NTT's major operating companies. The implementation of these and other strategies led to steady revenue growth and paved the way to JSAT's listing on the Tokyo Stock Exchange in August 2000. This marked a turning point in the Company's history, emphasizing the level of autonomy JSAT had achieved. As indicated by the corporate slogan, "JSAT, Expanding Horizons," JSAT is now aiming to become a global service provider, while raising its technical capabilities and developing new business fields.

JSAT has consistently achieved increases in both revenues and income. This is the proud result of the combined efforts of all the Company's management and staff.

The operating environment faced by JSAT, together with all participants in the global satellite industry, is uncertain. In my opinion, it will continue to be characterized by fierce competition and ongoing consolidations and realignments. However, in an era of digital telecommunications and broadcasting, the role played by satellites is becoming ever more vital. JSAT is well positioned to play a leading role. As the future envisaged during my tenure as CEO steadily begins to take shape, I believe JSAT will continue to grow and become an even bigger and better company. I hope you will all continue to support its efforts.

July 2003

Takuya Yoshida

Senior Executive Advisor to President



Kiyoshi Isozaki
President & CEO

In fiscal 2002, ended March 31, 2003, JSAT achieved remarkable operating results and made significant progress in a variety of strategic areas. This marked eight consecutive periods of revenue growth and six consecutive periods of growth in income. Although the macro environment introduced many uncertainties, these were balanced by several positive developments and important milestones for JSAT. These included the commencement of the new digital direct-to-home (DTH) services using JCSAT-110, the establishment of Japan CableCast Inc. and the launch of "SAO," which is the Company's new very small aperture terminal (VSAT) service. JSAT's management, too, underwent a "changing of the guard," part of which included my appointment to the role of President & CEO. My mission is to further enhance the measures implemented to this point under the corporate slogan, "JSAT, Expanding Horizons," and deliver substantial results. I wish to take this opportunity, on behalf of everyone at JSAT, to offer my sincerest gratitude to Mr. Takuya Yoshida, JSAT's former CEO, and the other retiring members of the Board of Directors for their hard work and dedication over many years in steering JSAT to the strong position in which it stands today.

Operating Results for Fiscal 2002

Consolidated revenues for fiscal 2002 rose 10.6%, to ¥45,121 million. This mainly reflected the contribution of DTH services using JCSAT-110; higher revenues from the provision of additional transponder capacity to the NTT Group; and SNET's first full year of consolidation. Operating income increased 4.0%, to ¥11,779 million, and net income grew 10.2%, to ¥6,182 million. The annual cash dividend applicable to the period, approved by the General Meeting of Shareholders held on June 26, 2003, was increased to ¥6,000 per share.

During the year, to facilitate the execution of a flexible equity strategy that responds to changing operating and market conditions we carried out a purchase of treasury stock in accordance with the stock repurchase plan approved by the General Meeting of Shareholders held on June 26, 2002. As of March 31, 2003, the Company had repurchased 7,749 JSAT shares at an approximate cost of ¥2,300 million. The General Meeting of Shareholders held on June 26, 2003, passed a resolution to expand the stock repurchase plan to an upper limit of 45,000 shares (equivalent to 11.74% of JSAT's outstanding shares) at a maximum cost of ¥22,500 million.

Realizing Our Medium-Term Vision for Further Development

Looking back on JSAT's history to this point, the period from the Company's establishment to its listing on the Tokyo Stock Exchange in 2000 could be called the first stage of development. The period from its listing to the fiscal year under review, which saw JSAT's largest ever increase in consolidated revenues and net income, could be called the Company's second stage of development. The fiscal year ending March 31, 2004, marks the start of the Company's third stage of development, during which we aim to achieve further significant advances. As competition with terrestrial telecommunications networks intensifies and industry consolidation gathers pace, we intend to further bolster our strong business performance and clearly articulate and implement a medium-term vision for JSAT's further development.

JSAT is transforming itself from being a conventional transponder supplier to being a "value-added application service provider," including the provision of integrated satellite-based solutions for digital content distribution. To reach this goal, we will implement the following strategies.

Vertical expansion as a value-added solution provider

1. Identify the needs of potential customers and provide total network solutions based around satellite technology, but also in combination with terrestrial networks. Specifically, we will work with the NTT Group and others to exploit terrestrial broadband and IP networks to provide services centered on JSAT's satellite network.
2. Strengthen and concentrate the capabilities of the JSAT Group for optimum efficiency, enhancing our ability to serve customers both domestically and overseas and provide value-added solutions. By properly understanding each customer's business, JSAT will be able to propose and provide the most suitable value-added system solutions based on satellite services.
3. To develop integrated solutions for digital content distribution, we will consider options that involve working with partners from other industries. To develop the ground facilities necessary for such operations, we will also expand the Yokohama Satellite Control Center (YSCC) to become a teleport and network operations center. This will include platform functions for the JC-HITS service, uplink functions and value-added functions to make the YSCC a hub for both international and domestic networks.

Horizontal expansion as a global satellite operator

1. Build the optimum satellite fleet focused on future needs. To achieve this goal, we will pursue strategic alliances with suitable domestic and overseas partners as well as mergers and acquisitions.
2. To enhance our position as the top regional satellite operator in Japan and the rest of Asia, we will pursue a global expansion strategy. Currently, we have an alliance with PanAmSat Corporation to provide satellite services for the North American market, as well as a joint sales agreement for the Asia-Pacific market. We also have a wide range of alliances with other

operators, including SES Group, for joint development of future new services. We will continue to select the best partners on a regional or service-focused basis to expand our service coverage area.

- Develop businesses beyond conventional fixed-position telecommunications by providing various services for ships, aircraft and land-based mobile objects.

In aiming to realize a vision of further medium-term development, we will pioneer new business spheres not limited to the conventional business model, with the whole company working together to create added value. In this way, we will be able to implement speedily and resolutely the key strategies mentioned previously. JSAT has gained both tangible and intangible assets cultivated through its growth up to now and a high level of trust earned through its business performance. We will utilize these to the fullest extent possible to create a business model for further medium-term development. Through our continuing efforts to realize these goals, JSAT will develop as a global solution provider, thereby further raising our corporate value for shareholders, customers and employees. On behalf of the Board of Directors and everyone at JSAT, I look forward to your ongoing support.



July 2003

Kiyoshi Isozaki

President & CEO

As an integral part of JSAT's drive to continually enhance its corporate value within a globally competitive environment, management has made the strengthening of corporate governance structures one of its highest priority tasks. In line with this objective, the Company is developing and implementing a range of policies on an ongoing basis.

During fiscal 2000, JSAT introduced an executive officer system and established a Compensation Committee. During fiscal 2002, the Company set up a Management Committee and established a Nominations Committee. These measures were part of a comprehensive overhaul of management systems at JSAT, designed with the twin aims of: clearly delineating the authority and responsibilities of executive management vis-à-vis the supervisory functions of the Board of Directors; and improving both the decision-making process and the operation of the business.

In addition to these measures, JSAT plans to continue with further enhancements to its system of corporate governance. Following recent revisions to the Commercial Code of Japan, one important change JSAT is currently considering is the adoption of a "committee system" to replace its current system of "corporate auditors."

JSAT's corporate governance system, including management decision making, executive and supervisory functions and management organization

During fiscal 2002, the period under review, the Board of Directors was convened on a monthly basis. It comprised nine members, including four outside directors. As well as fulfilling its legally required functions and making decisions regarding major management issues, the Board of Directors oversaw the activities of executive management.

The Management Committee met twice monthly. It comprised eight members with a position of senior executive officer or higher, including the five executive members of the Board of Directors. In addition to making preliminary deliberations on matters that require a decision by the Board of Directors, the Management Committee made decisions on important issues relating to operational matters, within the sphere of authority delegated to it by the Board of Directors.

A Compensation Committee and a Nominations Committee, which both comprised three members of the Board of Directors, including one outside director, as well as one outside corporate auditor, functioned as advisory bodies to the Board of Directors. The Compensation Committee considered matters relating to the compensation system for directors and executive officers, while the Nominations Committee considered potential candidates for director and executive officer positions.

The Board of Corporate Auditors met on a monthly basis. It comprised four members, including three outside corporate auditors. The Board of Corporate Auditors assessed—in accordance with the Audit Plan it formulated—the level of legal compliance maintained by the Company's directors in the execution of their duties.

JSAT also established an Internal Audit Department, which monitored not only legal compliance but also the adequacy of internal procedures and control functions.

Measures to enhance JSAT's system of corporate governance implemented during fiscal 2002

1. Establishment of the Management Committee in July 2002.

2. Increase in the number of corporate auditors from three to four by a resolution passed at JSAT's 18th Ordinary General Meeting of Shareholders held on June 26, 2002. Three of the four corporate auditors were outside corporate auditors.

3. Reduction of the standard term of appointment of directors from two years to one year by a resolution passed at JSAT's 18th Ordinary General Meeting of Shareholders held on June 26, 2002. Accompanying this, the standard term of appointment for executive officers became one year.

4. Establishment of the Nominations Committee in June 2002. In May 2003, this committee recommended to the Board of Directors candidates for the position of director.

5. Introduction of a business results-based compensation system, including the issuance of stock options. To further enhance corporate value by drawing together the interests of management and shareholders, after deliberation by the Compensation Committee, JSAT introduced a business results-based compensation system for directors and executive officers, beginning in fiscal 2002. The Board of Directors also decided to submit a draft resolution to the 19th Ordinary General Meeting of Shareholders, held in June 2003, regarding the introduction of a stock option system for directors, executive officers and certain other advisers and senior-level employees of the Company.



Management

(As of July 2003)

Board of Directors

Masahito Tani
Chairman, Director

Kiyoshi Isozaki
President & CEO
Representative Director

Yoshiro Aisaka
Director

Masanori Akiyama
Director

Yoichi Iizuka
Director

Iwao Nakatani
Director
(President, Tama University;
Director of Research,
UFJ Institute Limited)

Mamoru Ishida
Director
(Senior Executive Vice President of
NTT Communications Corporation)

Shingo Yoshii
Director
(Executive Officer, General Manager,
Media Division, Sumitomo Corporation)

Kohei Manabe
Director
(Representative Director,
Vice Chairman and
Group Executive Officer,
Nippon Television Network Corporation)

Bunji Shinoda
Director
(General Manager,
Media Business Div.,
Information Business Unit,
Mitsui & Co., Ltd.)

Executive Officers

Kiyoshi Isozaki
President & CEO

Yoshiro Aisaka
Senior Executive Officer,
Strategic Planning Group

Masanori Akiyama
Senior Executive Officer,
Market Development Group

Yoichi Iizuka
Senior Executive Officer,
Corporate Coordination Group

Yutaka Nagai
Senior Executive Officer,
Engineering & Planning Group

Masanao Tanase
Senior Executive Officer,
Corporate Planning &
Communications Group

Yasuo Okuyama
Executive Officer,
Corporate Planning &
Communications Group

Osamu Kato
Executive Officer,
Corporate Coordination Group

Yuichiro Nishio
Executive Officer,
Engineering & Planning Group

Hiroo Sumitomo
Executive Officer,
Market Development Group

Corporate Auditors

Kiyoaki Fujimoto
Corporate Auditor

Shoichi Kameyama
Corporate Auditor

Tamotsu Iba
Corporate Auditor
(Corporate Advisor,
Sony Corporation)

Nobuyuki Kaneko
Corporate Auditor
(Chief Operating Officer,
Media Business Division,
Aerospace, Electronics &
Multimedia Company,
ITOCHU Corporation)

Frequently Asked Questions

Q1: Please explain the unique characteristics of JSAT's business structure.

A1: As JSAT's services are, for the most part, based on long-term service agreements, the Company has a stable revenue base. On the expenses side, since fixed costs centering on depreciation and amortization of satellites account for over half of all operating expenses, there is little risk of fluctuation.

Operating revenues are mainly derived from three types of services. The first is telecommunications business services, which may be further divided into domestic and international telecommunications services. JSAT's fundamental service is based on contracts between itself and its customers for the provision of satellite transponder capacity. JSAT also focuses on offering solution-based packages of services that cater to individual customer needs, encompassing a variety of applications. JSAT's customer base for such services is very diverse, and includes television stations, financial institutions, retailers, educational institutions, governmental agencies and overseas Internet service providers (ISPs).

The second type is satellite broadcasting services, which mainly involves the distribution—via satellite—of program content on the SKY PerfecTV! and SKY PerfecTV! 2 digital direct-to-home (DTH) platforms, from broadcasters to subscribers. Most overseas satellite operators tend to specialize in either broadcasting or telecommunications services. An important characteristic of JSAT's business structure is that both types of service represent an important source of revenue.

The third type is telecommunications carrier services. These mainly utilize two satellites—N-STARa and N-STARb—to provide various services to the NTT Group, such as backbone capacity, telecommunications links to remote islands and alternative network routing during peak usage periods.



SNET
D-01
SNET
ISUZU

JSAT provides transmission services to terrestrial television stations through its subsidiary SNET, which uses the latest satellite news gathering vehicles. Demand for such programming as TV news, live music and sporting events as well as for such applications as the transmission of high definition television (HDTV) video materials is expected to rise.



JSAT and NTT DoCoMo, Inc., have concluded an agreement whereby NTT DoCoMo will lease part of the transponder capacity on JCSAT-9 for its entire design life. JCSAT-9 is due to be launched in 2005 as the replacement satellite for N-STARa pictured above.

Note: From fiscal 2004, JSAT will change its service classifications. From that period, the Company will use the following three classifications: Network-Related Services; Broadcast and Video Distribution Services; and Other Services. The main reasons for this change were the increasing convergence of broadcasting and telecommunications in Japan, and the conspicuous divergence between the system of classifications used under Japan's Telecommunications Business Law and JSAT's actual business. The new classifications will divide revenues according to customer type, in the following way:

- **Network-Related Services:** network services for governmental agencies, intranet services for corporate users, services for Type II telecommunications carriers, international data transmissions, telecommunications carrier services for the NTT Group, "SAO," etc.
- **Broadcast and Video Distribution Services:** DTH services via satellites in the 124/128/110 degree East orbital slots, video transmission services for broadcasters and television stations, digital content delivery services for CATV operators, etc.
- **Other Services:** satellite control services, tests and experiments, etc.

Q2: The fact that satellite broadcasting services are an important generator of revenues was mentioned as one of JSAT's business strengths. What is the structure of the SKY PerfecTV! business, which is the main focus of these activities, and how does the CS110-based SKY PerfecTV! 2 service differ from the original SKY PerfecTV! DTH service based on satellites that use the 124/128 degree East orbital slots?



Structure of the SKY PerfecTV! Business
Broadcasting service usage fees
JSAT
Content
Broadcasting service usage contract
Uplink contract
Content
Uplink fees
Content
Broadcasters
SKY PerfecTV! subscribers
Subscription fees
Subscription fees
Subscription contract

• Broadcasting service usage fees include transponder usage fees and uplink fees.
• Broadcasters refers to both licensed broadcasters, as defined by the Telecommunications Business Law, and broadcasters, as defined by the Law Concerning Broadcast on Telecommunications Services.

A2: The original SKY PerfecTV! DTH service commenced in 1996, and currently broadcasts a huge range of video and audio programs comprising almost 300 channels. The number of subscribers exceeded 3.4 million as of June 2003 and continues to grow. This business brings together service parties fulfilling three distinct functions: broadcasters, the DTH platform operator and the satellite operator.

The broadcasters produce the programming content to be broadcast, then enter into contracts with the platform operator and satellite operator to provide their respective services.

SKY Perfect Communications Inc., the SKY PerfecTV! platform operator, ties together the broadcasters, carries out advertising and promotion, manages the subscriber base and collects subscription fees. SKY PerfecTV! also operates channels for promotional purposes and to provide program information as a broadcaster in its own right.

JSAT, as the satellite operator, distributes the programming content produced by broadcasters to subscribers via satellite. In June 2003, there were over 100 broadcasters on the SKY PerfecTV! platform to whom JSAT provides services based on individual contracts with each broadcaster. Uplink services—transmitting programs from broadcasters to JSAT's satellites—are outsourced to SKY Perfect Communications.

JCSAT-110 commenced services during the first quarter of fiscal 2002, ended June 30, 2002, and the SKY PerfecTV! 2 DTH service, which uses JCSAT-110, was subsequently launched in July 2002. The most notable feature of this service is the fact that JCSAT-110 is positioned in the same 110 degree East orbital slot as an existing Japanese direct broadcast satellite (DBS), so viewers are able to receive broadcasts from both satellites via a single antenna and set top box (STB). As a result, JSAT expects the number of SKY PerfecTV! 2 subscribers to be bolstered by the increasing popularity of both CS110 and DBS services in Japan. SKY PerfecTV! 2 programming content is focused more on mass appeal programming than the 124/128 degree-based SKY PerfecTV! platform.

Communications satellites (CS), such as those owned by JSAT, and DBS (known commonly in Japan as BS and which utilize broadcasting frequencies over which Japan holds exclusive rights) are two broad categories of satellites. CS were originally used exclusively for telecommunications services, but since the shift began to digital broadcasting technologies, it has become possible to receive transmissions from CS—in the same way as DBS services—using a small antenna. Such platforms as SKY PerfecTV! take advantage of this capability. Recent advances in digital technology, coupled with industry deregulation, are rapidly leading to the convergence of telecommunications and broadcasting.

Set top box is the general term for an "intelligent" digital receiver terminal used in place of a CATV home terminal or satellite tuner. With the advance of digital broadcasting, a diverse range of interactive services (Video on Demand, games, TV shopping, data broadcasting) and communications services (Internet access) have become possible. These developments open up the possibility of the STB taking on the role of a home server.

Q3: Please explain JSAT's strategy of expanding revenues based on a fee formula different to that used for the simple provision of transponder capacity.

A3: In satellite broadcasting services, in addition to the conventional fixed-fee formula, JSAT has introduced a variable-fee plan. On the 124/128 degree-based SKY PerfecTV! platform, Pay Per View Japan, Inc. (PPVJ)—in which JSAT holds a 20% equity stake—has opted to use this revenue sharing method. Under this arrangement, in addition to a base fee—called the minimum guarantee—set according to transponder capacity requirements, broadcasters also pay JSAT an agreed percentage of their revenues derived from using JSAT's services. On the CS110-based SKY PerfecTV! 2 platform, JSAT offers both fixed-fee and variable-fee plans. The variable-fee option includes a portion linked to the total number of subscribers on the platform. For JSAT, this formula means that revenues rise as the subscriber base increases, while for the broadcasters there is the advantage of a lower cost structure during their start-up phase, a period when the number of subscribers is likely to be low.

In telecommunications business services, for its "SAO" satellite-based emergency backup communications service, JSAT has introduced a new fee structure that includes a fixed fee for each very small aperture terminal (VSAT). For JC-HITS, which is a digital content delivery service for CATV operators that is currently at the preparatory stage, JSAT is considering a variety of tariff schemes, including those linked to total subscriber numbers and pay-per-view audience numbers.

Q4: The terrestrial broadband market is rapidly expanding and price competition is becoming more intense. How does JSAT intend to exploit the unique strengths of satellite technology to compete in this market?

A4: One of the biggest strengths of satellites is their ability to handle high-volume multicasting applications. In this area, satellites have significant advantages over terrestrial communications solutions.

In multicasting applications for content distribution networks, by using satellites, the cost of transmission can be fixed no matter how many end users there may be. A good example of such an advantage is in the area of broadcasting services. The SKY PerfecTV! DTH platform had over 3.4 million subscribers as of June 2003 spread throughout Japan who are able to simultaneously receive approximately 300 video and audio content channels. Similarly, in telecommunications business services, JSAT's competitive advantage is borne out by the widespread adoption of its services by such large-scale customers as national convenience store chains and restaurant chains.

Cost Comparison with Terrestrial Networks


Usage fees for telecommunications circuits
Terrestrial networks
Satellite networks

For satellites, the cost does not increase in proportion with the increase in network size, but may be set at a fixed level.

PPVJ is one of the largest broadcasters using JSAT's satellites, providing pay-per-view programming on 25 channels on the SKY PerfecTV! platform as of June 2003.

VSATs are compact two-way satellite terminals, which are extensively used by universities, local government agencies and companies. VSATs can also be utilized to help bridge the "digital divide" for remote islands and mountainous regions. As VSATs continue to shrink in size, JSAT is striving to promote the widespread adoption of this technology, and is at present developing a 45cm diameter VSAT.

In the future, accompanying the shift toward broadband networks and HDTV technology, the volume of data transmitted over communications networks is expected to continue rising. If terrestrial networks alone are employed to distribute high volumes of data to large numbers of users, network load soon becomes extremely heavy, putting a significant strain on servers and other network equipment. Even if such problems were deemed theoretically surmountable, solutions would require massive investments in system infrastructure.

By building businesses that not only utilize conventional satellite telecommunications models but also ones that exploit satellites' advantages in multicasting and combine with terrestrial networks, JSAT intends to provide competitive services optimized for customer needs.



The YSCC carries out 24-hour monitoring of the satellite fleet. Should this center become nonoperational, control of the fleet automatically switches to the Gunma Satellite Control Station, JSAT's backup facility. To keep pace with the expansion of our satellite fleet and the diversification of our services, we have completed the first phase of construction of new facilities at the YSCC.



Gunma
Yokohama

Q5: How does JSAT hedge particular risks associated with the satellite communications business, such as satellite launch failure and in-orbit operational failure?

A5: JSAT hedges these risks by taking out launch and in-orbit insurance. Launch insurance covers satellite manufacture costs, launch costs and the cost of the insurance itself. In-orbit insurance covers the book value of a satellite should it suffer operational failure.

Since the successful launch of JSAT's first satellite in March 1989, JCSAT-1, all of JSAT's launches—up to and including the launch of the JCSAT-2A satellite in March 2002—have been completed successfully. JSAT has also built up a high level of credibility through the stable operation of its fleet over many years. In particular, one of JSAT's strengths is its maintenance of one satellite in orbit exclusively for emergency backup use.

In the area of satellite control, JSAT maintains a robust backup structure. The Yokohama Satellite Control Center (YSCC) carries out 24-hour monitoring of the satellite fleet, including the position of each satellite and transponder status, as well as operating the satellites' attitude control systems. Should the YSCC, for some reason, become nonoperational, control of the fleet automatically switches to the Gunma Satellite Control Station, JSAT's backup facility, which operates in "hot standby" mode.

Due to the necessity of such stringent backup systems, the satellite business requires large capital investments. The cost of hedging special risks associated with the business is also significant. Most crucial, however, are the reliability of JSAT's service—corroborated by its performance record over a long period—and the specific know-how it has built up relating to the satellite business. These factors contribute to JSAT's business stability and high level of profitability.

JC-HITS is a satellite-based digital content distribution service for CATV operators. To commercialize this service, in October 2002 JSAT established wholly owned subsidiary Japan CableCast Inc. By adopting the JC-HITS service, CATV operators can substantially reduce their capital expenditure outlays when migrating to digital technology and also lower running costs. JC-HITS will also allow CATV operators to offer a variety of digital broadcasting services, such as PPV programming, which is expected to become an important source of revenue growth.

JCSAT-2A is the successor to JCSAT-2. In addition to the traditional Ku-band transponders carried by this satellite, JCSAT-2A is also equipped with C-band transponders, which are used to provide international services covering a wide area, including Hawaii, Asia and Oceania. The satellite's Ku-band transponders mainly serve the communications networks of Japanese telecommunications carriers, corporations and utilities.

Financial Section

CONTENTS

Consolidated Five-Year Summary

JSAT Corporation and Subsidiaries
Years Ended March 31, 1999, 2000, 2001, 2002 and 2003

	Millions of Yen				
	1999	2000	2001	2002	2003
Operating results					
Revenues	¥ 24,384	¥ 26,986	¥ 38,160	¥ 40,783	¥ 45,121
Operating expenses	17,858	19,296	26,990	29,458	33,343
Operating income	6,526	7,691	11,171	11,325	11,779
Net income	1,947	2,697	5,125	5,609	6,182
Financial position					
Total assets	¥110,899	¥140,100	¥169,640	¥163,432	¥169,230
Current assets	11,971	9,320	27,313	17,408	30,805
Net property and equipment	93,602	121,218	121,630	121,300	122,286
Current liabilities	12,595	20,635	23,431	20,972	20,015
Long-term liabilities	79,052	64,454	50,325	44,979	55,406
Total shareholders' equity	19,252	55,012	95,884	96,907	93,207
Cash flows					
Net cash provided by operating activities	¥ 10,756	¥ 15,678	¥ 22,728	¥ 19,930	¥ 25,867
Net cash used in investing activities	(12,533)	(39,080)	(26,602)	(16,140)	(30,065)
Net cash provided by (used in) financing activities	3,657	20,333	9,579	(9,590)	4,870
Other data					
EBITDA	¥ 16,693	¥ 17,977	¥ 27,024	¥ 27,963	¥ 28,692
Shareholders' equity to total assets (%)	17.4%	39.3%	56.5%	59.3%	55.1%
Number of shares outstanding	550,509	338,154.5	383,154.5	383,154.5	383,154.5
Number of satellites	5	7	8	8	8

Overview

In the first half of fiscal 2002, ended March 31, 2003, spurred by a weaker yen, the Japanese economy showed signs of a limited export-led recovery. However, the protracted problems of nonperforming loans and deflation, as well as anxiety about the strength of the U.S. economy and the impact of such geopolitical risk factors as the Iraq and North Korea crises led to further uncertainty in the second half of the fiscal year. Even at the end of the fiscal period, signs of a full-fledged recovery remained elusive.

In this environment, consolidated revenues increased 10.6%, to ¥45,121 million, operating income climbed 4.0%, to ¥11,779 million, and net income grew 10.2%, to ¥6,182 million.

Earnings before interest, tax, depreciation and amortization (EBITDA) rose 2.6%, to ¥28,692 million, while the EBITDA margin fell 5.0 percentage points, to 63.6%. Return on equity (ROE) gained 0.7 percentage point, to 6.5%.

Significant Events Affecting Operating Results and Financial Position

• *Commencement of Operations by JCSAT-2A*

JCSAT-2A, which was launched in March 2002, successfully completed in-orbit testing and commenced operations in May 2002. JCSAT-2A is the successor to JCSAT-2, which also operated in the 154 degree East orbital slot. In addition to a payload of 16 high-powered Ku-band transponders, JCSAT-2A also carries 16 C-band transponders that provide broad coverage of the Asia-Pacific region. This capability allows JSAT to expand sales in the area of international services.

• *Commencement of CS110 Broadcasting Services*

In July 2002, SKY Perfect Communications Inc. began digital DTH broadcasts for its SKY PerfecTV! 2 service, which uses JSAT's JCSAT-110 communications satellite. Unlike the original SKY PerfecTV! platform, this new service may be viewed using the same parabolic antenna as existing Japanese digital direct broadcast satellite (DBS) services. This characteristic is expected to help expand the CS110 subscriber base. For further information, please refer to page 11 of this report.

• *Transfer of Satellite Ownership Interests from NTT East and NTT West*

In June 2002, NTT East Corporation and NTT West Corporation transferred their joint interest in N-STARa and N-STARb to JSAT. JSAT also reached an agreement with NTT East and NTT West to undertake certain intra-prefectural telecommunications carrier services on behalf of these two companies, using N-STARa and N-STARb. The total price of the assets transferred, which were equivalent to 10 C-band transponders, was approximately ¥3.6 billion.

• *Establishment of Japan CableCast Inc.*

In October 2002, JSAT established 100%-owned subsidiary Japan CableCast to commercialize a satellite-based digital content distribution service for CATV operators. Japan CableCast

Operating Income and Operating Margin


11,171
11,325
11,779
29.3
27.8
26.1
01/3
02/3
03/3
Operating income (Millions of yen)
Operating margin (%)

EBITDA and EBITDA Margin


27,024
27,963
28,692
70.8
68.6
63.6
01/3
02/3
03/3
EBITDA (Millions of yen)
EBITDA margin (%)

Return on Equity (ROE)
(%)


6.8
5.8
6.5
01/3
02/3
03/3

aims to provide optimal digital solutions to CATV operators. This service, to be called "JC-HITS" is part of JSAT's strategy to expand its lineup of value added-services.

• *Conclusion of Sales Agreement with PanAmSat Corporation*
In October 2002, JSAT and PanAmSat Corporation of the United States concluded a joint sales agreement covering the Asia-Pacific region. This agreement further advances the strategic alliance between JSAT and PanAmSat, which is based around the Horizons Satellite LLC joint venture. JSAT and PanAmSat are due to launch Horizons-1 in the second quarter of fiscal 2003, with the new satellite serving as a link between Japan and the United States and providing services that cover the whole of North America. This alliance forms part of JSAT's strategy of expanding its global reach.

Results of Operations

Fiscal 2002 Compared with Fiscal 2001

Revenues

JSAT presents its financial statements based on a single business segment, that is, the provision of satellite transponder capacity on satellites owned by the Company to various customers. However, to facilitate efficient and effective management, revenue information is broken down into three main services and analyzed according to customer and type of service provided.

In fiscal 2002, owing to solid growth in all service areas, JSAT recorded consolidated revenues of ¥45,121 million, up 10.6% compared with fiscal 2001, ended March 31, 2002.

• *Telecommunications Business Services*
Revenues in telecommunications business services are mainly derived from the provision of full-time and occasional satellite transponder capacity to companies, government agencies, educational institutions and other customers, primarily for their internal telecommunications networks.

Consolidated revenues rose 4.1%, to ¥13,504 million. Despite the continuing harsh operating environment, which saw some customers scale back transponder usage due to stagnant economic conditions, the Company achieved revenue growth mainly owing to increased demand for efficient and flexible system applications, as well as the first full period of consolidation of SNET.

International services, between Japan and other countries, are provided using JCSAT-3 and JCSAT-2A. In this category, the Company won new contracts in such areas as video transmission services in the Asia-Pacific region and the provision of corporate data network services among countries in Southeast Asia. Owing to recent international events, demand increased for transmission of video material. Some existing customers also expanded their transponder usage.

• *Satellite Broadcasting Services*
Revenues in satellite broadcasting services are mainly derived from multichannel digital broadcasting services provided to broadcasters using the SKY PerfecTV! and SKY PerfecTV! 2 platforms.

Consolidated revenues climbed 17.1%, to ¥21,075 million. Contributing significantly to this increase was the commencement of the new digital DTH service that uses JCSAT-110, and higher service fees earned from long-term step-up type tariffs for broadcasters using the SKY PerfecTV! digital DTH platform. Although the total number of licensed broadcasters on the SKY PerfecTV! platform declined slightly, owing to industry consolidation and the withdrawal of some operators, this did not have a major impact as some broadcasters increased the number of channels they offer.

• *Telecommunications Carrier Services*
Revenues in telecommunications carrier services are mainly derived from the provision of transponder capacity to the NTT Group as part of their telecommunications networks.

Consolidated revenues gained 7.2%, to ¥9,360 million. The most significant factor contributing to this increase was additional services provided to the NTT Group from the second quarter, reinforcing the Company's steady revenue stream in this service area.

• *Other*
Other revenues, on a consolidated basis, increased 10.0%, to ¥1,181 million. This was thanks to steady revenues from the provision of satellite control services to the NTT Group.

Operating Expenses

Total operating expenses increased 13.2%, to ¥33,343 million. As a proportion of revenues, total operating expenses rose 1.7 percentage points, to 73.9%.

Cost of services climbed 30.0%, to ¥10,206 million. Cost of services mainly consists of uplink costs for SKY PerfecTV! broadcasts, in-orbit insurance and satellite operation costs. Uplink costs rose 53.2%, to ¥4,673 million, mainly owing to the commencement of CS110 broadcasts. In-orbit insurance premiums increased 22.0%, to ¥2,313 million, largely owing to the launch of JCSAT-2A in March 2002. Cost of services

was also pushed up by the first full year of consolidation of SNET.

Sales and marketing expenses grew 17.2%, to ¥2,370 million, mainly as a result of higher personnel costs.

Depreciation and amortization expenses edged up 1.3%, to ¥16,698 million. The Company's largest operating expense is depreciation of its satellites, which is computed under the straight-line method and uses operational lifetimes ranging from 11 years to 17 years until the book value is reduced to zero.

General and administrative expenses increased 18.0%, to ¥3,418 million. As a result of the aforementioned factors, operating income rose 4.0%, to ¥11,779 million.

At the end of the period, the number of employees, on a consolidated basis, stood at 262, a 4.4% increase compared with the previous year-end.

Other Income (Expenses)

Interest expenses fell 33.5%, to ¥923 million, owing to scheduled repayments of long-term debt.

Equity in earnings of affiliated companies amounted to ¥77 million, compared with equity in losses of affiliated companies of ¥244 million in the previous period. This was largely owing to good results posted by Pay Per View Japan, Inc. (PPVJ), which is accounted for under the equity method.

Other—net fell 41.2%, to ¥177 million, mainly owing to loss on write-downs of investments.

As a result of these factors, other expenses—net declined 49.7%, to ¥669 million.

Net Income and Comprehensive Income

Income before income taxes and minority interests rose 11.2%, to ¥11,110 million. Income taxes amounted to ¥4,899 million, a 12.3% increase compared with the previous term. The effective tax rate edged up 0.5 percentage point, to 44.1%. Minority interests in income of subsidiaries grew 20.1%, to ¥28 million.

Net income increased 10.2%, to ¥6,182 million. The weighted-average number of shares outstanding fell from 383,154 shares in the previous period to 380,476 shares during the period under review. Basic net income per share of common stock climbed 11.0%, to ¥16,249. Owing to the issuance of ¥20,000 million in zero-coupon euro-yen convertible bonds in April 2002, diluted net income per share of common stock amounted to ¥15,175. For further explanation of the method of calculation of net income per share of common stock, please refer to page 47 of this report.

Unrealized holding losses arising during the period on securities held by JSAT at March 31, 2003, increased 259.4%, to ¥5,379 million, primarily reflecting a large drop in the market value of equity securities held by the Company in SKY Perfect Communications. Within other comprehensive income, foreign currency translation adjustments totaled negative ¥295 million in the period under review, compared with positive ¥184 million in the previous term. As a result of the above factors, comprehensive income for fiscal 2002 declined 88.3%, to ¥506 million.

Total Operating Expenses and Depreciation and Amortization
(Millions of yen)


26,990
15,420
29,456
16,476
33,343
16,698
01/3
02/3
03/3

Total operating expenses
Depreciation and amortization

General and Administrative Expenses and Number of Employees


2,501
174
2,897
251
3,418
262
01/3
02/3
03/3

General and administrative expenses (Millions of yen)
Number of employees (On a nonconsolidated basis for the year ended March 31, 2001)

Interest Expenses and Other Expenses—Net
(Millions of yen)


1,788
1,475
1,388
1,331
923
669
01/3
02/3
03/3

Interest expenses
Other expenses—net

Dividends

Providing an appropriate return to shareholders is seen as an important issue by JSAT's management. The Company paid an annual cash dividend of ¥6,000 per share applicable to fiscal 2002, which is ¥1,000 per share higher than the previous period. With the overall aim of maximizing shareholder value, JSAT will pursue a dividend policy with the aim of maintaining long-term stability in the level of future dividend payments, while also closely linking dividends to operating results.

Financial Position and Key Management Indicators

At the end of the period under review, total assets amounted to ¥169,230 million, a 3.5% increase compared with the previous fiscal year-end. Net property and equipment was ¥122,286 million, of which telecommunications satellites, net of depreciation, accounted for ¥90,077 million. Total shareholders' equity declined 3.8%, to ¥93,207 million, primarily owing to the purchase of treasury stock and a large reduction in total accumulated other comprehensive income. As a result, the equity ratio slipped 4.2 percentage points, to 55.1%.

Return on equity (ROE) for the period was 6.5%, a 0.7 percentage point improvement compared with the previous period.

Stock Liquidity and Purchase of Treasury Stock

Raising the trading liquidity of JSAT's stock and broadening the Company's shareholder base are important management objectives.

Furthermore, to execute a flexible equity strategy that responds to changing operating conditions, the Company is carrying out a purchase of treasury stock. A summary of this program is given in the table at the top of the page.

Net Property and Equipment and Total Long-Term Liabilities
(Millions of yen)



121,630
121,300
122,286
50,325
44,979
55,406
01/3
02/3
03/3

Net property and equipment
Total long-term liabilities

Total Shareholders' Equity and Equity Ratio



95,884
96,907
93,207
56.5
59.3
55.1
01/3
02/3
03/3

Total shareholders' equity (Millions of yen)
Equity ratio (%)

	Number of Shares	Amount (Millions of yen)
Treasury stock purchase program approved at the General Meeting of Shareholders held on June 26, 2002	**6,000** (maximum)	**¥4,500** (maximum)
Cumulative purchases carried out as of March, 31, 2003	**4,749**	**¥2,301**
Treasury stock purchase program approved at the General Meeting of Shareholders held on June 26, 2003	**45,000** (maximum—equivalent to 11.74% of total outstanding shares)	**¥22,500** (maximum)

On an ongoing basis, management will carefully consider—in conjunction with a variety of factors, including operating results and market conditions—the full range of options available to help the Company meet its equity strategy objectives.

Fiscal 2001 Compared with Fiscal 2000

Revenues

In fiscal 2001, ended March 31, 2002, owing to generally solid results in each category, JSAT posted consolidated revenues of ¥40,783 million, up 6.9% compared with fiscal 2000, ended March 31, 2001.

• *Telecommunications Business Services*

Consolidated revenues increased 10.2%, to ¥12,976 million. Major factors contributing to the revenue increase were: (1) the purchase of a majority stake in SNET; and (2) growth in international services, including video transmission services and the provision of Internet backbone capacity in the Asian region. During fiscal 2001, some telecommunications business services were adversely affected by the prolonged economic slump, as well as by the downward pressure on prices in terrestrial networks. Certain major customers reduced usage volumes, leading to declines in revenues in some categories. However, several new applications were introduced, including content distribution to multimedia terminals installed at restaurant chains across Japan and other locations.

• *Satellite Broadcasting Services*

Consolidated revenues rose 6.5%, to ¥18,000 million. Contributing significantly to this increase was the growth in the four-annual-step tariff (rising

annually for the first four years before leveling off) paid by broadcasters under long-term contract. Another factor was the commencement of services by some of the 14 newly licensed broadcasters (12 companies providing 16 standard television channels and two companies providing three data channels) that were approved by the Ministry of Public Management, Home Affairs, Posts and Telecommunications in September 2001. However, the total number of licensed broadcasters using the SKY PerfecTV! platform declined slightly owing to industry consolidation and the withdrawal of some operators.

• *Telecommunications Carrier Services*

Consolidated revenues decreased 2.1%, to ¥8,732 million. Revenues based on long-term contracts with the NTT Group, which was reorganized in March 2000, were steady, but a decline was recorded this fiscal year owing to the termination of some contracts that were entered into prior to March 2000.

• *Other*

Other revenues, on a consolidated basis, increased 91.7%, to ¥1,074 million. In addition to ongoing revenues from satellite control services provided to the NTT Group, new revenue sources—including joint research projects relating to "bridging the digital divide"—also helped boost revenues in other services.

Operating Expenses

Operating expenses increased 9.1%, to ¥29,458 million. As a proportion of revenues, operating expenses rose 1.5 percentage points, to 72.2%.

Cost of services climbed 20.8%, to ¥7,850 million. Cost of services mainly consists of uplink costs for SKY PerfecTV! broadcasts and some telecommunications business services, in-orbit insurance and satellite operation costs. Uplink costs rose 9.7%, to ¥3,049 million, mainly due to the growth in satellite broadcasting services, while in-orbit insurance premiums increased 6.2%, to ¥1,896 million. Cost of services was also pushed up by the inclusion of newly consolidated subsidiary, SNET.

Sales and marketing expenses, which mainly represent advertising and promotional expenses, declined 5.9%, to ¥2,023 million.

Depreciation and amortization expenses grew 6.8%, to ¥16,476 million, mainly owing to the first full year of depreciation incurred on JCSAT-110, which was launched in October 2000; adjustments to the estimated useful life of certain other communications satellites; and the inclusion of SNET in consolidation.

General and administrative expenses rose 15.8%, to ¥2,897 million. This was mainly due to an increase in personnel expenses accompanying growth in the number of employees, as well as higher rent expenses following the relocation of our headquarters in December 2001.

As a result of the above-mentioned changes in revenues and operating expenses, operating income grew 1.4%, to ¥11,325 million.

Other Income (Expenses)

Interest expenses decreased 22.4%, to ¥1,388 million, owing to repayments of long-term debt on and ahead of schedule.

Equity in losses of affiliated companies declined 72.6%, to ¥244 million, mainly due to reduced losses at the Group's affiliate NTT Satellite Communications Inc. (NTTSC).

Other—net fell 75.0%, to ¥301 million, mainly owing to a ¥36 million loss on sale of investments—net, compared with an ¥842 million gain in the previous year, and other factors. Other factors included ¥233 million in office relocation cost and a ¥295 million loss on write-down of investments.

Income Taxes

The effective tax rate declined 3.5 percentage points, to 43.6%. This was mainly due to lower equity in losses of affiliated companies.

Net Income and Comprehensive Income

From fiscal 2001, JSAT's financial accounts include two consolidated subsidiaries. Minority interests in income of subsidiaries totaled ¥24 million.

Net income climbed 9.4%, to ¥5,609 million, and net income per share of common stock rose 5.0%, to ¥14,639. During the period under review, there was no dilution of net income per share. In fiscal 2000, basic net income per share of common stock was ¥13,937 and diluted net income per share of common stock was ¥13,935.

The market value of equity securities held by JSAT in SKY Perfect Communications, at March 31, 2002, was significantly lower than at March 31, 2001. This, and other factors, led to unrealized holding losses arising during the period of ¥1,497 million. Other comprehensive income, net of tax, included foreign currency translation adjustments of ¥184 million related to the newly established consolidated subsidiary, JSAT International Inc.

As a result of the above factors, comprehensive income for fiscal 2001 totaled ¥4,314 million, compared with ¥10,971 million for the previous period.

Consolidated Subsidiaries and Affiliated Companies

Name of company	Equity stake held by JSAT
Satellite Network, Inc.	**67.00%**
JSAT International Inc.	**100.00%**
Japan CableCast Inc.	**100.00%**
NTT Satellite Communications Inc.	**35.94%**
Pay Per View Japan, Inc.	**20.00%**

(As of July 2003)

Liquidity and Capital Resources

Basic Policy

Currently, JSAT operates eight satellites, and most of the Company's revenues are derived from these satellites in the form of fees for the use of transponder capacity. To maintain and expand these revenues, it is necessary to replace satellites as they near the end of their operational lifetimes, which range from approximately 11 years to approximately 17 years. Depreciation of satellites, which are the Company's main type of fixed asset, is computed under the straight-line method, using periods that are determined by the expected lifetime of onboard fuel, until the book value is reduced to zero. Therefore, if the Company was able to spread out the investments in its satellite fleet according to the average operational lifetime of its satellites, the investment cycle would roughly correspond with the depreciation schedule. That is to say, it would be possible to meet property and equipment investment requirements relating to the satellite fleet by allocating an amount similar to the depreciation and amortization expense. However, in practice, the satellite investment cycle varies according to the different operational lifetime of each satellite, making it extremely difficult to maintain a balanced investment cycle. The ability to flexibly finance cash shortfalls is crucial for the operation of our business because in some fiscal years the amount of investment required may exceed depreciation and amortization expense or net cash provided by operating activities.

It is also the Company's policy to carry out investment over and above that which is necessary simply to maintain the existing fleet. For example, when existing satellites are replaced, additional functions or extra capacity may be added to the new satellites. In addition to augmenting effective free cash flow, which excludes the cost of maintaining the existing satellite fleet, the Company is committed to making strategic investments that will increase its revenue base through flexible financing activities. At the same time, while uncertainty continues to hamper the domestic financial sector, it is JSAT's intention to maintain an enhanced level of liquidity.

Capital Expenditures

Based on the above policies, JSAT carried out several major property and equipment investments and acquisition of other assets, totaling approximately ¥18,891 million, during fiscal 2002. These included ¥10,920 million for the procurement of satellite launch vehicles, ¥3,570 million for the transfer of satellite ownership from NTT East and NTT West, ¥1,473 million as part of the procurement cost of Horizons-1, due to be launched during fiscal 2003, and ¥904 million on construction of a new facility at the Company's Yokohama Satellite Control Center.

Cash Flows

Cash flows during fiscal 2002 are summarized below.

Net cash provided by operating activities increased 29.8%, to ¥25,867 million. This increase, reflecting a steady expansion of operations, led to the Company's highest-ever operating cash flow. Notable items included net income of ¥6,182 million, up 10.2%, and depreciation and amortization totaling ¥16,698 million, which was 1.3% higher than the previous term.

Net cash used in investing activities grew 86.3%, to ¥30,065 million. Significant factors contributing to this rise were payments for property and equipment, which rose 49.0%, to ¥18,432 million, and payments for purchases of short-term investments and other investments of ¥34,953 million, compared with ¥23,620 million in the previous period. In the period under review, the Company carried out investments in companies with future growth potential in related business areas, including Link and Share K.K. Also included in payments for purchases of short-term investments and other investments was ¥11,020 million for short-term and long-term investment securities acquired for the purpose of fund management.

Net cash provided by financing activities amounted to ¥4,870 million, compared with net cash used in financing activities of ¥9,590 million in the previous period. Although a shift

Net Cash Provided by Operating Activities and Capital Expenditures
(Millions of yen)


22,728
15,791
19,930
12,426
25,867
18,891
01/3
02/3
03/3

☐ Net cash provided by operating activities
Capital expenditures

to short-term borrowings has accompanied repayments of long-term borrowings, proceeds from issuance of convertible bonds (euro-yen maturing in 2007) amounted to ¥20,063 million. In addition to changing the ratio of long-term to short-term debt, since the convertible bonds are zero-coupon, the cost of fund procurement has been substantially reduced. Other payments included ¥2,307 million in payments to acquire treasury stock and payments for cash dividends amounting to ¥1,894 million.

As a result of the aforementioned changes, cash and cash equivalents at end of year increased 73.2%, to ¥1,500 million.

Corporate Governance

In line with the management objective of maximizing corporate value and as a company continuously working to bear the scrutiny of all investors, JSAT aims to realize a system of corporate governance emphasizing a high degree of management transparency. For more details on JSAT's corporate governance systems, please refer to page 8 of this report.

Research and Development

JSAT is involved in next-generation research to develop optimal satellite-based communications systems, with a special focus on the role of satellites in the convergence of broadcasting and telecommunications and the shift to broadband and mobile Internet.

• *Next-generation Satellite Systems*

To raise the level of value added delivered by JSAT's satellite-based services, several core areas of next-generation satellite technology offer particularly promising focus for research. These include applications for large antennae, multibeam systems and satellite on-board processors. The Company continues to evaluate the viability of services utilizing such new technologies, including mobile services.

• *Satellite Broadband (Internet Services)*

In concert with the rapid penetration of broadband in Japan, JSAT evaluated—from a variety of perspectives—the elements necessary for the provision of broadband services that exploit the distinctive features of satellite technology. These included high-speed transmission technologies, techniques to compensate for rain attenuation, technologies able to cope with a variety of service levels and technologies facilitating the delivery of high-quality services at low cost.

• *Small VSATs*

As an evolutionary development from the small VSAT, the Company is pursuing basic research and development into systems that enhance operability and portability in mobile applications. JSAT also pushed ahead with development of technologies that can be used in conjunction with satellite broadband, including the assessment of video transmission technology that utilizes a compact, high-resolution video encoder.

• *Other*

Overseas, in recent years much attention has been focused on satellite usage for mobile applications. JSAT also aims to provide services in this area and is preparing to run demonstration tests.

In the area of lens antennae, the Company has developed a range of different-diameter antennae to enhance marketability. JSAT believes the availability of such antennae will promote the adoption of satellite communications among users that have very restricted space in which to install antennae, and among customers that wish to use multiple satellites simultaneously.

In addition, the Company is pursuing various other research topics, including techniques to compensate for rain attenuation, which is a crucial issue in Ku-band and Ka-band communications, and protection of satellite antennae from different kinds of microwave static and interference.

The Company's research and development expenses totaled ¥212 million in fiscal 2002.

Research and Development Expenses
(Millions of yen)



269
188
212
01/3
02/3
03/3

Outlook for Fiscal 2003

From fiscal 2003, JSAT will change its service classifications, to use the following three classifications: Network-Related Services; Broadcast and Video Distribution Services; and Other Services.

In the Company's outlook for fiscal 2003, building on its base of long-term service contracts with customers, which provide some degree of insulation from the negative effects of the economic cycle, JSAT anticipates revenue growth through its ongoing efforts to develop

new business opportunities. Owing to the expansion of telecommunications carrier services operated on behalf of the NTT Group and network-related services, including international services, the Company forecasts revenues totaling ¥45,400 million.

However, owing to an increase in cost of services and other factors, we forecast operating income of ¥11,300 million, net income of ¥6,000 million and basic net income per share of ¥15,856.02.

Risk Factors

• *Satellite Launch Risk and Operational Failure Risk*
As JSAT's business relies on the operation of a fleet of satellites, there is inherent risk involving possible launch failure and in-orbit operational failure (breakdown, excessive fuel consumption, collision with space debris, control problems). To be prepared for such eventualities, JSAT takes out launch and in-orbit insurance covering all of its satellites. Launch insurance covers satellite manufacture costs, relaunch costs and the cost of obtaining new insurance. However, not all costs that may result from satellite launch failure are covered by such insurance.

In-orbit insurance is based on the satellite's book value and does not cover replacement cost. The Company maintains one satellite in orbit exclusively for emergency backup use. However, the backup satellite may not be able to replace all of a failed satellite's capacity and cannot replace transponder capacity on certain JSAT satellites.

• *Insurance Risk*
Following the September 11 terrorist attacks in the United States and the war in Iraq in March 2003, premiums in the aerospace insurance market have risen.

JSAT maintains in-orbit insurance cover on all its satellites, which generally must be renewed every one or two years. In fiscal 2002, JSAT renewed in-orbit insurance cover on all its satellites. By employing fleet insurance, the Company is making efforts to negotiate reductions in insurance premiums.

• *Impact of Fiber-Optic and DSL-Based Communications Services*
In recent years, based on various technology advances, user costs in Japan for such communications services as optical fiber and digital subscriber lines (DSL) have fallen substantially. JSAT is exposed to the impact of such market changes. In addition, trends in broadcasting utilizing terrestrial broadband networks may have an impact on JSAT's broadcasting-related businesses.

• *Foreign Exchange Risk*
While the Company's revenues are denominated almost entirely in Japanese yen, two of its major expenses—the construction and the launch of new satellites—must be paid in U.S. dollars. JSAT has entered into foreign exchange forward contracts and foreign currency option contracts to manage its exposure to fluctuations in the yen-dollar exchange rate.

Environmental Policy

To facilitate a rapid response to environmental issues, proactively reduce environmental risks and promote energy savings, in November 2002 the Company formulated the "JSAT Environmental Policy." The key points of the policy are: (1) the development of an information- and communications-based society premised on both environmental protection and convenience; (2) the operation of environment-friendly satellite control centers; (3) the operation of offices promoting awareness of environmental protection issues and the importance of everyday, individual actions; and (4) the use of measurable targets for activities and communication.

In December 2002, JSAT received ISO14001 certification for its environmental management activities.

Forward-Looking Statements

This report contains forward-looking statements that are based on JSAT's own projections and estimates. The markets in which JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, prices, changes in economic conditions, potential satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ materially from the content of these forward-looking statements. Therefore, these forward-looking statements should not be interpreted as representations that such objectives will be fulfilled.

Quarterly Data

JSAT Corporation and Subsidiaries
Years Ended March 31,

	Millions of Yen, Except Per Share Amounts				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2003					
Operating results					
Revenues	¥ 10,647	¥ 11,423	¥ 11,494	¥ 11,557	¥ 45,121
Operating income	2,438	3,203	3,558	2,581	11,779
Net income	1,048	1,902	1,925	1,308	6,182
Financial position					
Total assets	¥178,778	¥174,593	¥171,214	¥169,230	¥ 169,230
Total shareholders' equity	96,130	94,856	93,932	93,207	93,207
Cash flows					
Net cash provided by operating activities	¥ 8,681	¥ 5,726	¥ 6,238	¥ 5,223	¥ 25,867
Other data					
EBITDA	¥ 6,563	¥ 7,624	¥ 7,693	¥ 6,813	¥ 28,692
EBITDA margin (%)	61.6%	66.7%	66.9%	59.0%	63.6%
Earnings per share—basic (EPS)	2,734.90	4,982.18	5,083.86	3,448.00	16,248.95
Weighted-average number of shares outstanding	383,154	381,737	378,592	378,405	380,476

	Millions of Yen, Except Per Share Amounts				
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Full Year
2002					
Operating results					
Revenues	¥ 9,758	¥ 9,652	¥ 10,618	¥ 10,755	¥ 40,783
Operating income	3,102	2,665	3,132	2,426	11,325
Net income	1,527	1,251	1,668	1,163	5,609
Financial position					
Total assets	¥162,389	¥167,421	¥168,477	¥163,432	¥ 163,432
Total shareholders' equity	93,551	93,103	95,043	96,907	96,907
Cash flows					
Net cash provided by operating activities	¥ 4,130	¥ 5,841	¥ 4,794	¥ 5,165	¥ 19,930
Other data					
EBITDA	¥ 6,958	¥ 6,591	¥ 7,500	¥ 6,915	¥ 27,963
EBITDA margin (%)	71.3%	68.3%	70.6%	64.3%	68.6%
Earnings per share—basic (EPS)	3,984.41	3,265.93	4,354.34	3,033.90	14,638.58
Weighted-average number of shares outstanding	383,154	383,154	383,154	383,154	383,154

Consolidated Balance Sheets

JSAT Corporation and Subsidiaries
March 31, 2002 and 2003

ASSETS	Thousands of Yen 2002	Thousands of Yen 2003	Thousands of U.S. Dollars (Note 1) 2003
Current assets:			
Cash and cash equivalents	¥ 865,863	¥ 1,499,717	$ 12,709
Time deposits	4,500	2,000,000	16,949
Short-term investments (Note 2)	9,414,782	14,138,585	119,819
Accounts receivable (Note 3):			
Trade	1,873,601	2,088,028	17,695
Loans	1,100,000	7,300,000	61,864
Other	1,287,831	260,259	2,206
Inventories	89,828	91,699	777
Prepaid expenses	2,283,357	2,811,899	23,830
Deferred income taxes (Note 12)	409,096	538,199	4,561
Other current assets	79,141	76,114	644
Total current assets	17,407,999	30,804,500	261,054
Investments:			
Investments in affiliated companies (Note 3)	454,929	499,007	4,229
Other investments (Notes 2, 3 and 5)	21,627,515	12,265,133	103,942
Total investments	22,082,444	12,764,140	108,171
Property and equipment (Notes 3, 4, 14 and 15):			
Land	2,415,491	2,667,571	22,607
Telecommunications satellites	164,301,077	146,916,260	1,245,053
Telecommunications equipment	19,809,696	17,554,983	148,771
Buildings and structures	3,763,216	4,921,827	41,710
Equipment and furniture	742,920	838,320	7,104
Construction in progress	24,447,166	19,020,062	161,187
Total	215,479,566	191,919,023	1,626,432
Accumulated depreciation	(94,179,807)	(69,633,008)	(590,110)
Net property and equipment	121,299,759	122,286,015	1,036,322
Deferred income taxes (Note 12)	143,749	638,807	5,414
Other assets	2,498,114	2,736,157	23,188
Total	¥163,432,065	¥169,229,619	$1,434,149

See notes to consolidated financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Thousands of Yen 2002	Thousands of Yen 2003	Thousands of U.S. Dollars (Note 1) 2003
Current liabilities:			
Short-term borrowings (Note 5)	¥ 3,350,000	¥ 2,800,000	$ 23,729
Current portion of long-term debt (Notes 3, 5 and 14)	12,287,196	8,198,732	69,481
Trade accounts payable	730,868	812,357	6,884
Accrued liabilities:			
Interest	456,579	66,025	560
Taxes on income (Note 12)	1,776,340	2,953,007	25,025
Other	993,454	921,020	7,805
Advances from customers	759,723	2,374,908	20,126
Other current liabilities	617,962	1,888,899	16,007
Total current liabilities	20,972,122	20,014,948	169,617
Long-term liabilities:			
Long-term debt (Notes 3, 5 and 14)	39,168,789	32,465,745	275,133
Convertible bonds (Notes 5 and 14)	–	20,000,000	169,492
Liability for severance payments (Note 6)	772,639	1,054,407	8,936
Deferred income taxes (Note 12)	3,064,770	–	–
Other liabilities (Note 3)	1,973,011	1,885,638	15,980
Total long-term liabilities	44,979,209	55,405,790	469,541
Commitments and contingent liabilities (Note 15)			
Minority Interests	574,003	602,261	5,104
Shareholders' equity (Note 7):			
Common stock:	53,769,570	53,769,570	455,674
authorized, 450,000 shares			
issued, 2002 and 2003—383,154.5 shares			
Additional paid-in capital	35,008,772	35,008,569	296,683
Retained earnings:			
Appropriated for legal reserve	236,892	–	–
Unappropriated	1,646,932	6,161,179	52,214
Accumulated other comprehensive income:			
Unrealized gains and losses on securities (Note 2)	6,061,544	723,603	6,132
Foreign currency translation adjustments	183,610	(111,105)	(942)
Minimum pension liability adjustment	–	(43,843)	(371)
Total accumulated other comprehensive income	6,245,154	568,655	4,819
	96,907,320	95,507,973	809,390
Less treasury stock, at cost (2002—0.5 shares, 2003—4,749.5 shares)	(589)	(2,301,353)	(19,503)
Total shareholders' equity	96,906,731	93,206,620	789,887
Total	¥163,432,065	¥169,229,619	$1,434,149

Consolidated Statements of Income

JSAT Corporation and Subsidiaries
Years Ended March 31, 2001, 2002 and 2003

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2001	2002	2003	2003
Revenues (Notes 3, 9 and 14)	¥38,160,433	¥40,782,817	¥45,121,140	$382,383
Operating expenses:				
Cost of services (Note 3)	6,500,438	7,849,701	10,206,361	86,494
Sales and marketing (Note 10)	2,150,195	2,022,850	2,370,217	20,087
Depreciation and amortization (Note 4)	15,420,094	16,475,662	16,697,698	141,506
General and administrative expenses	2,500,717	2,896,662	3,418,327	28,969
Loss on property and equipment	418,374	212,943	649,946	5,508
Total operating expenses	26,989,818	29,457,818	33,342,549	282,564
Operating income	11,170,615	11,324,999	11,778,591	99,819
Other income (expenses):				
Interest expenses	(1,787,512)	(1,387,680)	(922,757)	(7,820)
Equity in earnings (losses) of affiliated companies (Note 3)	(889,071)	(243,696)	77,318	655
Other—net (Notes 2, 3 and 11)	1,201,460	300,691	176,726	1,497
Other expenses—net	(1,475,123)	(1,330,685)	(668,713)	(5,668)
Income before income taxes and minority interests	9,695,492	9,994,314	11,109,878	94,151
Income taxes (Note 12):				
Current	4,638,857	4,263,015	4,692,983	39,771
Deferred	(68,474)	98,931	206,306	1,748
Total	4,570,383	4,361,946	4,899,289	41,519
Income before minority interests	5,125,109	5,632,368	6,210,589	52,632
Minority interests in income of subsidiaries	–	(23,537)	(28,257)	(239)
Net income	¥ 5,125,109	¥ 5,608,831	¥ 6,182,332	$ 52,393

	Yen			U.S. Dollars
	2001	2002	2003	2003
Per share of common stock (Notes 8 and 13):				
Earnings per share—basic	¥13,936.64	¥14,638.58	¥16,248.95	$137.70
Earnings per share—diluted	13,935.31	14,638.58	15,175.46	128.61

See notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

JSAT Corporation and Subsidiaries
Years Ended March 31, 2001, 2002 and 2003

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2001	2002	2003	2003
Net income	¥ 5,125,109	¥5,608,831	¥6,182,332	$52,393
Other comprehensive income (loss), net of tax (Note 7):				
Unrealized gains and losses on securities:				
Unrealized holding gains and losses arising during the period	6,334,756	(1,496,510)	(5,379,031)	(45,585)
Less reclassification adjustment for gains and losses included in net income	(488,765)	18,442	41,090	348
Net unrealized gains and losses on securities	5,845,991	(1,478,068)	(5,337,941)	(45,237)
Foreign currency translation adjustments	–	183,610	(294,715)	(2,497)
Minimum pension liability adjustment	–	–	(43,843)	(372)
Total other comprehensive income (loss)	5,845,991	(1,294,458)	(5,676,499)	(48,106)
Comprehensive income	¥10,971,100	¥4,314,373	¥ 505,833	$ 4,287

See notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

JSAT Corporation and Subsidiaries
Years Ended March 31, 2001, 2002 and 2003

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2001	2002	2003	2003
Common stock (Note 7):				
Balance, beginning of year	¥43,250,820	¥53,769,570	¥53,769,570	$455,674
Issuance of common stock	10,518,750	–	–	–
Balance, end of year	¥53,769,570	¥53,769,570	¥53,769,570	$455,674
Additional paid-in capital (Note 7):				
Balance, beginning of year	¥15,660,708	¥35,044,079	¥35,008,772	$296,685
Issuance of common stock	19,345,431	–	–	–
Warrants issued related to stock options (Notes 5 and 8)	37,940	(35,307)	(203)	(2)
Balance, end of year	¥35,044,079	¥35,008,772	¥35,008,569	$296,683
Retained earnings (Note 7):				
Appropriated for legal reserve				
Balance, beginning of year	–	–	¥ 236,892	$ 2,007
Transfer from (to) unappropriated retained earnings	–	¥ 236,892	(236,892)	(2,007)
Balance, end of year	–	¥ 236,892	¥ –	$ –
Unappropriated				
Balance, beginning of year	¥(5,593,306)	¥ (468,197)	¥ 1,646,932	$ 13,957
Net income	5,125,109	5,608,831	6,182,332	52,393
Cash dividends paid (2002—¥8,500 per share, 2003—¥6,000)	–	(3,256,810)	(1,904,977)	(16,143)
Transfer from (to) retained earnings appropriated for legal reserve	–	(236,892)	236,892	2,007
Balance, end of year	¥ (468,197)	¥ 1,646,932	¥ 6,161,179	$ 52,214
Accumulated other comprehensive income (Note 7):				
Balance, beginning of year	¥ 1,693,621	¥ 7,539,612	¥ 6,245,154	$ 52,925
Other comprehensive income (loss) for the year, net of tax	5,845,991	(1,294,458)	(5,676,499)	(48,106)
Balance, end of year	¥ 7,539,612	¥ 6,245,154	¥ 568,655	$ 4,819

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

JSAT Corporation and Subsidiaries
Years Ended March 31, 2001, 2002 and 2003

	Thousands of Yen			Thousands of U.S. Dollars (Note 1)
	2001	2002	2003	2003
Operating activities:				
Net income	¥ 5,125,109	¥ 5,608,831	¥ 6,182,332	$ 52,393
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization	15,420,094	16,475,662	16,697,698	141,506
Provision for doubtful receivables	57,173	338,601	187,099	1,586
Accrual for severance payments, less payments	116,267	179,337	207,524	1,759
Foreign currency transaction (gain) loss	(133,684)	(352,680)	64,236	544
Equity in (earnings) losses of affiliated companies	889,071	243,696	(77,318)	(655)
Loss on property and equipment	418,374	212,943	649,946	5,508
(Gain) loss on sales or write-downs of other investments and other assets—net	(841,218)	330,114	307,786	2,608
Deferred income taxes	(68,474)	98,931	206,306	1,748
Changes in assets and liabilities:				
Increase in trade accounts receivable	(496,800)	(153,020)	(299,710)	(2,540)
Increase in prepaid expenses	(204,500)	(372,854)	(528,691)	(4,480)
Increase (decrease) in trade accounts payable	(928,925)	(151,313)	81,489	691
Increase (decrease) in accrued liabilities—interest and other	590,486	(105,539)	(460,648)	(3,904)
Increase (decrease) in accrued liabilities—taxes on income	2,177,480	(2,049,239)	1,176,667	9,972
Increase (decrease) in advances from customers	(69,949)	(55,331)	1,615,185	13,688
Other—net	677,938	(317,863)	(142,781)	(1,211)
Net cash provided by operating activities	22,728,442	19,930,276	25,867,120	219,213
Investing activities:				
Acquisition of time deposits	(799,400)	(9,000)	(3,319,650)	(28,133)
Collection of time deposits	294,900	640,950	1,235,000	10,466
Payments for property and equipment	(15,621,690)	(12,369,092)	(18,431,835)	(156,202)
Proceeds from sales of property and equipment	–	16,380	759	6
Payments for investments in affiliated companies	(1,329,000)	(1,738)	–	–
Proceeds from liquidation of affiliated companies	–	–	5,140	44
Payments for purchases of short-term investments and other investments	(46,381,084)	(23,620,075)	(34,953,398)	(296,215)
Proceeds from sales of short-term investments and other investments	42,403,939	16,062,671	32,302,424	273,749
Acquisition of other assets	(169,458)	(58,896)	(458,826)	(3,888)
Proceeds from sales of other assets	–	2,488	–	–
(Increase) decrease in short-term loans receivable—net	(5,000,000)	3,900,000	(6,200,000)	(52,542)
Acquisition of long-term loans receivable	–	–	(244,330)	(2,071)
Payments for business acquisitions, net of cash acquired	–	(703,974)	–	–
Net cash used in investing activities	(26,601,793)	(16,140,286)	(30,064,716)	(254,786)
Financing activities:				
Proceeds from short-term borrowings	2,000,000	10,000,000	3,625,000	30,720
Repayments of short-term borrowings	(2,000,000)	(8,600,000)	(4,175,000)	(35,381)
Proceeds from long-term borrowings	–	13,500,000	1,500,000	12,712
Repayments of long-term borrowings	(20,168,340)	(20,950,822)	(11,413,904)	(96,728)
Proceeds from issuance of convertible bonds	–	–	20,062,958	170,025
Proceeds from issuance of bonds with detachable warrants	169,576	–	–	–
Repayments of redemption and buyback of bonds	(171,000)	–	(4,500)	(38)
Proceeds from issuance of common stock	29,820,140	–	–	–
Proceeds from issuance of commercial paper	–	10,000,000	–	–
Repayments of commercial paper	–	(10,000,000)	–	–
Payments to acquire treasury stock	–	–	(2,306,586)	(19,547)
Payments for cash dividends	–	(3,238,098)	(1,893,772)	(16,049)
Other	(71,255)	(301,562)	(524,667)	(4,447)
Net cash provided by (used in) financing activities	9,579,121	(9,590,482)	4,869,529	41,267
Effect of exchange rate changes on cash and cash equivalents	12,690	208,736	(38,079)	(323)
Net increase (decrease) in cash and cash equivalents	5,718,460	(5,591,756)	633,854	5,371
Cash and cash equivalents at beginning of year	739,159	6,457,619	865,863	7,338
Cash and cash equivalents at end of year	¥ 6,457,619	¥ 865,863	¥ 1,499,717	$ 12,709
Supplemental information:				
Cash paid during the year for:				
Interest, net of amounts capitalized	¥ 1,370,364	¥ 1,627,257	¥ 1,316,087	$ 11,153
Income taxes	2,381,301	6,292,552	3,518,117	29,815

See notes to consolidated financial statements.

1. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

I. NATURE OF OPERATIONS

JSAT Corporation (the "Company") and its subsidiaries (together, the "Companies") are primarily engaged in the satellite telecommunications and broadcasting business through 8 satellites providing state-of-the-art satellite-based services mainly in Japan.

The Companies' principal lines of business are telecommunications business services, satellite broadcasting services and telecommunications carrier services.

Telecommunications business services include the provision of domestic and international full-time and occasional satellite transponder capacity to various customers, primarily corporations, for their internal telecommunications networks.

Satellite broadcasting services consist of multi-channel digital broadcasting services through SKY Perfect Communications Inc. ("SKY Perfect"). These services also include the provision of operational support services to SKY Perfect.

Telecommunications carrier services include the provision of transponder capacity to NTT and related entities as part of, or as alternative routing for, their telecommunications networks.

The Companies, in providing their various services, are subject to the Telecommunications Business Law, the Radio Law, the Broadcast Law and other related laws and regulations of Japan.

Telecommunications satellites are subject to significant risks, including launch failure, destruction and damage which may result in total or partial loss, or prevent commercial operation, of a satellite. The Companies have insurance coverage that generally reimburses the Companies for all or a substantial portion of the carrying value of the net assets that may be affected by such events. Additionally, the Companies operate one satellite for back-up purposes, so that the Companies can supply the services continuously in the case of launch and in-orbit failure.

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of these statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

II. BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

The accompanying consolidated financial statements are stated in Japanese yen, the currency of the country in which the Company is incorporated and operates. The translation of Japanese yen amounts into United States dollar amounts with respect to the year ended March 31, 2003 is included solely for the convenience of readers outside Japan and has been made at the rate of ¥118=U.S.$1, the approximate exchange rate on March 31, 2003. Such translation should not be construed as a representation that the Japanese yen amounts could be converted into United States dollars at the above or any other rate.

The Companies and their affiliated companies maintain their records and prepare their statutory financial statements principally in accordance with the Commercial Code of Japan (the "Code") by applying accounting principles generally accepted in Japan ("Japanese GAAP"). The Company, as a regulated entity, also follows the Telecommunications Business Law and other related accounting regulations for preparing such financial statements.

The accompanying consolidated financial statements incorporate certain adjustments, which have not been entered in the Companies' general books of account and additional disclosures, to conform with U.S. GAAP. Major adjustments and disclosures include those relating to (1) accounting for leases, (2) capitalization of interest costs, (3) accounting for compensated absences, (4) employees' benefit plans, (5) impairment of long-lived assets, (6) common stock issue costs, (7) derivative financial instruments and (8) stock-based compensation.

III. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies applied in the preparation of the accompanying consolidated financial statements are summarized below.

(1) Consolidation and investments in affiliated companies

The consolidated financial statements include the accounts of the Company and its majority-owned subsidiaries. Significant inter-company transactions and balances have been eliminated in consolidation. Investments in affiliated companies (companies owned 20% to 50% and corporate joint ventures) are accounted for under the equity method, after appropriate adjustments for inter-company profits and dividends. The excess cost of investments in subsidiaries and affiliated companies over

the equity in the net assets at the date of acquisition was principally being amortized over periods of 5 years. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," goodwill acquired after June 30, 2001 is not amortized.

(2) Revenue recognition

The Companies enter into transponder utilization contracts with customers to provide satellite transponder capacity and consignment contracts to transmit customers' broadcasting programs.

Full-time dedicated telecommunications business services and telecommunications carrier services are accounted for as operating leases. Operating lease revenues are recognized on a straight-line basis over the lease term.

Revenues from satellite broadcasting services are recognized based on the contract terms on a monthly billing cycle basis.

Occasional dedicated telecommunications business and other services revenues are recorded when the services are rendered to customers.

(3) Foreign currency translation

All asset and liability accounts of a foreign subsidiary are translated into Japanese yen at appropriate year-end exchange rates and all income and expense accounts are translated at rates that approximate those rates prevailing at the time of the transactions. The resulting translation adjustments are accumulated and reported as a component of accumulated other comprehensive income.

Foreign currency receivables and payables are translated into Japanese yen at year-end exchange rates and resulting exchange gains or losses are recognized currently in income.

(4) Cash and cash equivalents

For purposes of the consolidated statements of cash flows, cash equivalents are defined as highly liquid investments which include short-term time deposits, generally with original maturities of three months or less, that are readily convertible into cash and have no significant risk of change in value.

(5) Inventories

Inventories, which mainly consist of preparatory parts of telecommunications equipment, are stated at the lower of cost, on the specific identification basis, or market.

(6) Short-term investments and other investments

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," unrealized gains and losses on marketable equity securities and debt securities designated as available-for-sale, whose fair values are readily determinable, are included as a component of accumulated other comprehensive income in a separate component of shareholders' equity, net of applicable taxes and debt securities designated as held-to-maturity are stated at amortized cost.

Short-term investments other than marketable equity securities and debt securities are stated at cost plus credited earnings which approximates fair value.

Other investments other than marketable equity securities and debt securities are investments in non-traded and unaffiliated companies, investments in partnerships and non-current time deposits. Investments in non-traded and unaffiliated companies are stated at cost. If an other-than-temporary impairment of these investments is considered to have occurred, the cost basis of the individual security is written down to equity in net assets of the investee. Investments in partnerships are stated at cost plus a share of profit and loss which approximates fair value. Non-current time deposits are stated at cost which approximates fair value.

The cost of securities sold is determined based on the moving average-cost method.

(7) Allowance for doubtful receivables

An allowance for doubtful receivables is established in amounts considered to be appropriate based on the Companies' past credit loss experience and an evaluation of potential losses in the receivables outstanding. In addition, an impairment loss is recognized if the present value of expected future cash flows discounted at the loan's effective interest rate is less than the recorded investment.

(8) Property and equipment and depreciation

Property and equipment are stated at cost. The capitalized cost of telecommunications satellites includes all construction costs, launch costs, launch insurance, direct development costs and capitalized interest. Expenditures for maintenance, repairs and renewals of relatively minor items are expensed as incurred. Depreciation of property and equipment is provided by the straight-line method over the estimated useful lives of the related assets. Estimated useful lives for property and equipment are as principally follows:

Telecommunications satellites	11 to 17 years
Telecommunications equipment	2 to 12 years
Buildings and structures	3 to 47 years
Equipment and furniture	3 to 12 years

As the telecommunications industry is subject to rapid technological changes, the Company may be required to revise

the estimated useful lives of their telecommunications satellites. Accordingly, the estimated useful lives are periodically reviewed using current telemetry, tracking and control data including remaining propellant. If a significant change in the estimated useful lives is identified, the Companies account for such changes on a prospective basis.

The cost and accumulated depreciation for property and equipment sold, retired, or otherwise disposed of are relieved from the accounts, and any resulting gains or losses are reflected in income.

(9) Long-lived assets

In accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," long-lived assets to be held and used are reviewed, by using future cash flow which is not discounted, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The measurement of an impairment loss for long-lived assets and certain identifiable intangibles to be disposed of is based on the fair value less cost to sell.

(10) Employees' benefit plans and directors' severance indemnities

The Companies have unfunded severance indemnity plans covering substantially all of their employees other than directors and executive officers. The costs of the unfunded plans are accrued based on amounts determined using actuarial methods in accordance with the provisions of SFAS No. 87, "Employers' Accounting for Pensions."

The Companies also participate in a contributory multi-employer pension plan covering all of their employees. The costs of the multi-employer plan are accrued based on the contribution amounts.

The costs of the severance indemnity plans for directors and executive officers are accrued based on the vested benefit obligation, which is the amount required to be paid if all directors and executive officers terminated their appointments at each balance sheet date.

(11) Income taxes

Income taxes are accounted for in accordance with SFAS No. 109, "Accounting for Income Taxes." Under this statement, the tax effect of temporary differences between the financial statements and income tax basis of assets and liabilities is recognized as deferred income taxes, using enacted tax rates applicable to the periods in which the differences are expected to affect taxable income. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is provided for any portion of the deferred tax assets where it is considered more likely than not that they will not be realized.

(12) Derivative financial instruments

On April 1, 2001, the Companies adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133," which establishes accounting and reporting standards for derivative instruments and for hedging activities. SFAS No. 133, as amended, requires that derivatives be reported as assets or liabilities at fair value and that changes in the fair value be accounted for depending on the intended use of the derivative and the resulting designation.

(13) Net income per share

Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common stock outstanding for the period and diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock.

(14) Stock-based compensation

The Companies measure compensation costs for stock-based compensation plans using the intrinsic value method of accounting as prescribed in Accounting Principles Board Option ("APB") No. 25, "Accounting for Stock Issued to Employees," and related interpretations. The Companies have adopted those provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," which require disclosures of the pro forma effects on net income and EPS as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options award.

IV. RECLASSIFICATION

Certain reclassifications have been made to the 2001 and 2002 financial statements to conform to the classifications used in 2003.

V. NEW ACCOUNTING STANDARD

Business combinations and goodwill and other intangible assets

In June 2001, the Financial Accounting Standards Board (the "FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of

accounting. It also specifies the types of acquired intangible assets that are required to be recognized and reported separately from goodwill. SFAS No. 142 requires that goodwill and certain other intangibles no longer be amortized, but instead be tested for impairment at least annually. The Companies adopted SFAS No. 141 and SFAS No. 142 on April 1, 2002. The adoption of these statements did not have a material effect on the Companies' consolidated financial position and results of operations.

Asset retirement obligations

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 requires entities to record the fair value of a liability for an asset retirement obligation in the period in which it is incurred and requires that the amount recorded as a liability be capitalized by increasing the carrying amount of the related long-lived asset. Subsequent to initial measurement, the liability is accreted to the ultimate amount anticipated to be paid, and is also adjusted for revisions to the timing or amount of estimated cash flows. The capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, an entity either settles the obligation for its recorded amount or incurs a gain or loss on settlement. The Companies adopted SFAS No. 143 on April 1, 2002. The adoption of this statement did not have a material effect on the Companies' consolidated financial position and results of operations.

Impairment or disposal of long-lived assets

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 supersedes SFAS No. 121. SFAS No. 144 retains the fundamental provisions of SFAS No. 121 for (1) recognition and measurement of the impairment of long-lived assets to be held and used; and (2) measurement of the impairment of long-lived assets to be disposed of by sale. The Companies adopted SFAS No. 144 on April 1, 2002. The adoption of SFAS No. 144 did not have a material effect on the Companies' consolidated financial position and results of operations.

Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 amended SFAS No. 13, "Accounting for leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. SFAS No. 145 also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under change conditions. The adoption of SFAS No. 145 did not have a material effect on the Companies' consolidated financial position and results of operations.

Costs associated with exit or disposal activities

In June 2002, the FASB issued SFAS No. 146, "Accounting for Cost Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material effect on the Companies' consolidated financial position and results of operations.

Acquisitions of certain financial institutions

In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." SFAS No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions," and FASB Interpretation ("FIN") No. 9, "Applying APB Opinions No. 16 and 17 When a Savings and Loan Association or a Similar Institution Is Acquired in a Business Combination Accounted for by the Purchase Method," provided interpretive guidance on the application of the purchase method to acquisitions of financial institutions. Except for transactions between two or more mutual enterprises, SFAS No. 147 removes acquisitions of financial institutions from the scope of both SFAS No. 72 and FIN No. 9 and requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." The adoption of SFAS No. 147 did not have a material effect on the Companies' consolidated financial position and results of operations.

Stock-based compensation

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." This statement provides additional alternative transition approaches under SFAS No. 123. SFAS No. 148 is effective for fiscal years ending after December 15, 2002. The adoption of SFAS No. 148 did not have a material effect on the Companies' consolidated financial position and results of operations.

Guarantor's accounting and disclosure requirements for guarantees

In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others." The initial recognition and measurement under provisions of FIN No. 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002, and require that the Companies record a liability, if any, for the fair value of such guarantees in the balance sheet. The adoption of FIN No. 45 did not have a material effect on the Companies' consolidated financial position and results of operations.

Consolidation of variable interest entities

In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities." FIN No. 46 addresses consolidation by business enterprises of variable interest entities ("VIE") when certain characteristics are present. FIN No. 46 applies immediately to VIEs created after January 31, 2003, and to VIEs in which an enterprise obtains an interest after that date. FIN No. 46 is required to be adopted for fiscal years beginning after June 15, 2003. Management has not yet determined the impact, if any, the adoption of FIN No. 46 will have on the Companies' consolidated financial position and results of operations.

2. SHORT-TERM INVESTMENTS AND OTHER INVESTMENTS

In accordance with SFAS No. 115, the Companies' marketable equity securities were classified as available-for-sale securities and the Companies' debt securities were classified as available-for-sale securities or held-to-maturity securities.

At March 31, 2002 and 2003, the aggregate cost, fair value and gross unrealized holding gains and losses on available-for-sale securities and held-to-maturity securities are as follows:

	Thousands of Yen			
	2002			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥10,656,072	¥10,563,226	¥(100,572)	¥21,118,726
Debt securities	5,991,953	2,926	(11,191)	5,983,688
Held-to-maturity securities	92,577	–	(1,074)	91,503

	Thousands of Yen			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	¥10,395,536	¥ 1,218,971	¥ (76,970)	¥11,537,537
Debt securities	13,183,210	118,716	(9,676)	13,292,250

	Thousands of U.S. Dollars			
	2003			
	Cost	Unrealized gains	Unrealized losses	Fair value
Securities classified as:				
Available-for-sale:				
Equity securities	$ 88,098	$ 10,330	$ (652)	$ 97,776
Debt securities	111,722	1,006	(82)	112,646

The proceeds from sales of available-for-sale securities and gross realized gains and losses on these sales for the years ended March 31, 2001, 2002 and 2003 are as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Proceeds from sales	¥847,698	¥186,539	¥5,405,328	$45,808
Gross realized gains	¥842,698	¥ 9,540	¥ 38,274	$ 324
Gross realized losses	–	(41,337)	(109,119)	(924)
Net realized gains (losses)	¥842,698	¥(31,797)	¥ (70,845)	$ (600)

Debt securities classified as available-for-sale at March 31, 2003 mature as follows:

	Thousands of Yen	
	Cost	Fair value
Contractual maturities:		
Within 1 year	¥ 1,550,678	¥ 1,552,327
After 1 year through 5 years	10,171,051	10,281,156
After 5 years through 10 years	201,060	201,480
After 10 years	101,441	102,580
Total	¥12,024,230	¥12,137,543

	Thousands of U.S. Dollars	
	Cost	Fair value
Contractual maturities:		
Within 1 year	$ 13,141	$ 13,155
After 1 year through 5 years	86,195	87,128
After 5 years through 10 years	1,704	1,707
After 10 years	860	871
Total	$101,900	$102,861

Investments other than marketable equity securities and debt securities include (1) short-term investments in money management funds and trust of note receivable, etc., of ¥2,504,147 thousand and ¥232,403 thousand ($1,970 thousand) at March 31, 2002 and 2003, respectively, which approximate fair value and (2) other cost basis investments, non-traded equity securities, investments in partnerships and non-current time deposits of ¥1,343,159 thousand and ¥1,341,528 thousand ($11,369 thousand) at March 31, 2002 and 2003, respectively.

3. INVESTMENTS IN AFFILIATED COMPANIES AND RELATED PARTY TRANSACTIONS

NTTSC

The Company has a 35.94% ownership interest in NTT Satellite Communications Inc. ("NTTSC") which was established on April 1, 1998 and is engaged in the provision of internet access services and intranet services in Japan. The Company made an additional equity investment in NTTSC of ¥804,000 thousand on September 29, 2000. Losses of the Company's equity investment by proportional share of NTTSC's net losses were ¥804,000 thousand for the year ended March 31, 2001. Additionally, based on agreements between shareholders of NTTSC, the Company has recorded losses of ¥75,580 thousand and ¥181,378 thousand in excess of its equity investment at March 31, 2001 and 2002, respectively, which have been included in other liabilities. On March 31, 2003, the Company has recorded earnings of ¥33,240 thousand ($282 thousand) under these agreements.

NTTSC uses the Company's satellites for internet access services and intranet services via satellite. Revenues for these services for the years ended March 31, 2001, 2002 and 2003 were ¥1,400,443 thousand, ¥1,434,843 thousand and ¥1,295,009 thousand ($10,975 thousand), respectively.

Additionally, the Company has an agency service agreement for the uplink operation with NTTSC. Cost of services under the agreement for the years ended March 31, 2001, 2002 and 2003 were ¥215,869 thousand, ¥525,756 thousand and ¥481,613 thousand ($4,081 thousand), respectively.

PPVJ

The Company purchased 20% ownership of Pay Per View Japan, Inc. ("PPVJ") from certain shareholders on September 29, 2000. PPVJ is a provider of pay-per-view programming and a licensed broadcaster over SKY PerfecTV! using the Companies' satellites. Revenues for satellite broadcasting services for the six-month period ended March 31, 2002 and the year ended March 31, 2003 were ¥790,571 thousand and ¥934,012 thousand ($7,915 thousand), respectively.

Summarized combined financial information for primarily NTTSC and PPVJ as of March 31, 2002 and 2003 and for the years ended March 31, 2001, 2002 and 2003 is presented below:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Current assets	¥2,014,382	¥1,525,543	$12,928
Property and equipment—net of accumulated depreciation	889,735	991,419	8,402
Other assets	694,870	675,375	5,724
Total assets	¥3,598,987	¥3,192,337	$27,054
Current liabilities	¥4,376,644	¥2,991,519	$25,352
Non-current liabilities	150,715	852,187	7,222
Shareholders' equity	(928,372)	(651,369)	(5,520)
Total liabilities and shareholders' equity	¥3,598,987	¥3,192,337	$27,054

	Thousands of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Revenues	¥10,054,251	¥13,870,815	¥17,118,307	$145,070
Net income (loss)	(1,523,972)	(101,487)	311,282	2,638

The carrying amount of investments in affiliated companies at March 31, 2003 includes ¥387,248 thousand ($3,282 thousand), representing the unamortized balance of the excess cost of investments over the affiliated companies' equity in the net assets, at the date of acquisition. No dividends from affiliated companies were received for the years ended March 31, 2001, 2002 and 2003.

SKY Perfect

The Company has a 7.01% equity investment in SKY Perfect, which are available-for-sale equity securities, at March 31, 2003. The Company purchased additional shares of SKY Perfect for ¥5,748,045 thousand from a certain shareholder of the Company on June 29, 2001. The carrying amount of this investment, which has been included in other investments, was ¥19,754,280 thousand and ¥10,739,430 thousand ($91,012 thousand) at March 31, 2002 and 2003, respectively. This investment was pledged as collateral for certain long-term debt of the Company at March 31, 2002 and 2003 (See Note 5).

The Company provides SKY Perfect with satellite broadcasting services. Revenues from these services were ¥3,134,851 thousand, ¥3,985,678 thousand and ¥4,481,992 thousand ($37,983 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

Additionally, the Company has entered into agreements for agency services with SKY Perfect related to uplink operations. Cost of services under these agreements was ¥2,073,951 thousand, ¥2,161,905 thousand and ¥3,017,262 thousand ($25,570 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

NTT and related entities

On March 31, 2000, NTT Communications Corporation ("NTTC") became an 18.60% shareholder (currently 16.64% as of March 31, 2003) as a result of the Company's issuance of 62,900 shares of common stock. In connection with the equity transaction, the Company purchased their ownership interest (60.33%) in two satellites, the related telecommunications equipment and the related equipment and furniture for ¥32,648,400 thousand. On July 1, 2002, the Company made an additional ownership interest (19.34%) in these two satellites for ¥3,570,000 thousand ($30,254 thousand).

The Company provides telecommunications business services and telecommunications carrier services to NTT and related entities. Revenues from these services were ¥9,085,777 thousand, ¥9,454,343 thousand and ¥10,300,073 thousand ($87,289 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

The Company sold, based on market price, available-for-sale investment securities for ¥1,267,320 thousand and ¥845,496 thousand to NTTC on March 31, 2000 and on April 28, 2000, respectively. Realized securities gains on these sales were ¥1,264,320 thousand and ¥842,496 thousand, respectively.

Other shareholders

The Company had short-term loans receivable from subsidiaries of certain shareholders totaling ¥1,100,000 thousand as of March 31, 2002.

4. PROPERTY AND EQUIPMENT

Depreciation expense of property and equipment, including assets recorded under capital leases which are described in Note 14, for the years ended March 31, 2001, 2002 and 2003 was ¥15,103,776 thousand, ¥16,193,974 thousand and ¥16,387,903 thousand ($138,881 thousand), respectively.

Capitalized interest in connection with construction of major facilities, mainly telecommunications satellites, for the years ended March 31, 2001 and 2002 was ¥129,974 thousand and ¥85,706 thousand.

5. SHORT-TERM BORROWINGS, LONG-TERM DEBT AND CONVERTIBLE BONDS

Short-term borrowings at March 31, 2002 and 2003 consist of the following:

	Thousands of Yen				Thousands of U.S. Dollars
	2002		2003		2003
		Interest rate*		Interest rate*	
Bank borrowings	¥3,350,000	0.401%	¥2,800,000	0.204%	$23,729

**The interest rates represent weighted-average rates of outstanding balances at March 31, 2002 and 2003. All short-term borrowings at March 31, 2002 and 2003 are denominated in Yen.*

Long-term debt at March 31, 2002 and 2003 consists of the following:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Long-term debt with collateral:			
Government-owned bank, maturing serially through 2008—annual interest rates of 2.10%–3.18%	¥16,984,360	¥12,750,580	$108,056
Long-term debt without collateral:			
Banks and insurance companies, maturing serially through 2008—annual interest rates of 0.292%–5.20% (2002) and 0.27%–5.20% (2003)	29,442,394	23,993,070	203,331
Government-owned bank, maturing serially through 2008—annual interest rate of 1.30%	2,093,200	1,862,400	15,783
Non-trade accounts payable due through 2006—non-interest bearing	1,340,800	1,005,600	8,522
Unsecured bonds with detachable warrants, due 2006 redeemable before due date—annual interest rate of 1.90077% (2002)	4,500	–	–
Capital lease obligations (See Note 14)	1,590,731	1,052,827	8,922
Total	51,455,985	40,664,477	344,614
Less current maturities	12,287,196	8,198,732	69,481
Long-term debt, less current maturities	¥39,168,789	¥32,465,745	$275,133

On April 3, 2002, the Company issued ¥20,000,000 thousand ($169,492 thousand) principal amount of zero coupon convertible bonds due 2007. The bonds are convertible into shares of common stock until March 16, 2007 with a conversion price of ¥739,000 ($6,263), subject to adjustment in certain events. The Company may redeem all the bonds at their principal amount before due date in certain limited circumstances (See Note 13).

Other investments, which were available-for-sale equity securities, with a carrying value of ¥10,739,430 thousand ($91,012 thousand) were pledged as collateral for certain long-term debt of the Company at March 31, 2003 (See Note 3).

On June 14, 2000, the Company issued floating interest rate bonds with 39 detachable warrants related to stock options. Until March 31, 2003, all bonds had been redeemed (See Notes 8 and 13).

The Company entered into interest rate swap agreements to manage interest rate exposures related to certain debt agreements. The floating interest rates for interest rate swap agreements are generally based on the six-month LIBOR (London Interbank Offered Rate) (See Note 16).

At March 31, 2003, the Companies had unused lines of credit that totaled ¥6,789,000 thousand ($57,534 thousand). Under these programs, the Companies are authorized to obtain short-term financing at prevailing interest rates.

Certain short-term and long-term bank borrowings are made under agreements which, as is customary in Japan, provide that the bank may, under certain conditions, require the borrower to provide collateral or guarantors with respect to the borrowings, and that the bank may treat any collateral, whether furnished as security for short-term or long-term

borrowings or otherwise, as collateral for all indebtedness to such banks.

Certain agreements require the borrower, upon the request of the lender, to reduce outstanding loans before scheduled maturity dates when the lender concludes that the borrower is able to reduce such loans through increased earnings or through the proceeds from the sale of common stock or bonds and notes. During the years ended March 31, 2002 and 2003, the Companies did not receive any requests of the kind described above, and there is no expectation that any such requests will be made.

Maturities of long-term debt subsequent to March 31, 2003 are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2004 (included in current liabilities)	¥ 8,198,732	$ 69,481
2005	12,041,964	102,051
2006	8,401,429	71,199
2007	9,091,291	77,045
2008	2,529,506	21,436
2009 and thereafter	401,555	3,402
Total	¥40,664,477	$344,614

6. EMPLOYEES' BENEFIT PLANS AND DIRECTORS' SEVERANCE INDEMNITIES

The Companies have unfunded defined benefit severance indemnity plans under which all of their employees, other than directors and executive officers, are entitled, under most circumstances, upon mandatory retirement at normal retirement age or earlier termination of employment, to lump-sum severance payment based on the level of compensation at retirement or earlier termination of employment, length of service and other factors.

The Company also participates in a contributory multi-employer pension plan covering all of their employees. The benefits for the multi-employer pension plan are based on a standard remuneration schedule under the Welfare Pension Insurance Law, the length of participation and other factors. However, assets contributed by an employer are not segregated in a separate account or restricted to provide benefits only to employees of that employer, including the Company. Contributions to the multi-employer plan, which are recognized as paid, were ¥33,228 thousand, ¥39,095 thousand and ¥64,313 thousand ($545 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

Net periodic pension cost of the unfunded plans for the years ended March 31, 2001, 2002 and 2003 consisted of the following components:

	Thousands of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Service cost—benefits earned during the period	¥57,978	¥ 76,033	¥ 99,308	$ 842
Interest cost on projected benefit obligation	12,438	13,968	15,587	132
Amortization of unrecognized obligation at transition	6,533	6,533	6,533	55
Amortization of unrecognized prior service cost	–	–	(3,591)	(30)
Amortization of unrecognized net actuarial loss	2,071	4,431	5,563	47
Net periodic pension cost	¥79,020	¥100,965	¥123,400	$1,046

The changes in benefit obligation and composition of amounts recognized in the consolidated balance sheets are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Changes in benefit obligation:			
Benefit obligation at December 31, 2000 and 2001	¥524,911	¥784,708	$6,650
Service cost	76,033	99,308	842
Interest cost	13,968	15,587	132
Plan amendment	–	(81,406)	(690)
Actuarial loss	34,576	36,499	309
Acquisition	135,220	–	–
Settlement	–	(17,212)	(146)
Benefit obligation at December 31, 2001 and 2002	784,708	837,484	7,097
Direct benefit payments during the three-month periods ended March 31, 2002 and 2003	(196)	(96)	(1)
Unrecognized net obligation at transition being recognized over 18 years	(84,918)	(78,385)	(664)
Unrecognized prior service cost	–	77,815	659
Unrecognized actuarial loss	(162,398)	(193,334)	(1,638)
Net amount recognized	¥537,196	¥643,484	$5,453
Amounts recognized in the consolidated balance sheets consist of:			
Liability for severance payments	¥537,196	¥717,727	$6,082
Other assets	–	(570)	(5)
Accumulated other comprehensive loss (before income tax effect)	–	(73,673)	(624)
Net amount recognized	¥537,196	¥643,484	$5,453

Assumptions used for 2001, 2002 and 2003 in determining costs for the plans shown above are as follows:

	2001	2002	2003
Weighted-average discount rate	2.50%	2.10%	1.70%–2.00%
Average rate of increase in future compensation levels	4.32%	2.81%–4.32%	2.81%–3.75%

The Companies also have directors' unfunded severance indemnity plans. Benefits under the directors' plans are based on the level of compensation at retirement, length of service and other factors. Liabilities for severance payments under the directors' plans at March 31, 2002 and 2003, amounting to ¥235,443 thousand and ¥336,680 thousand ($2,853 thousand), respectively, were stated on the vested benefit obligation basis, which was required to be paid if all directors and executive officers terminated their appointments as of the balance sheet date.

Charges to operations for the years ended March 31, 2001, 2002 and 2003 with respect to the directors' plans were ¥93,590 thousand, ¥78,567 thousand and ¥129,738 thousand ($1,099 thousand), respectively.

7. SHAREHOLDERS' EQUITY

The changes in the number of shares of common stock issued during the years ended March 31, 2001, 2002 and 2003 are as follows:

	Number of shares		
	2001	2002	**2003**
Balance, beginning of year	338,154.5	383,154.5	**383,154.5**
Issuance of common stock	45,000.0	–	–
Balance, end of year	383,154.5	383,154.5	**383,154.5**

The Company and its domestic subsidiaries are subject to the Code to which certain amendments became effective from October 1, 2001.

Prior to October 1, 2001, the Code required at least 50% of the issue price of new shares, with a minimum of the par value thereof, to be designated as stated capital as determined by resolution of the Board of Directors. Proceeds in excess of amounts designated as stated capital were credited to additional paid-in capital. Effective October 1, 2001, the Code was revised and common stock par values were eliminated resulting in all shares being recorded with no par value.

Prior to October 1, 2001, the Code provided that an amount at least equal to 10% of the aggregate amount of cash dividends and certain other cash payments which are made as an appropriation of retained earnings applicable to each fiscal period shall be appropriated and set aside as a legal reserve until such reserve equals 25% of stated capital. Effective October 1, 2001, the revised Code allows for such appropriations to be determined based on total additional paid-in capital and legal reserve. The amount of total additional paid-in capital and legal reserve which exceeds 25% of stated capital can be transferred to retained earnings by resolution of the shareholders, which may be available for dividends. Under the Code, companies may issue new common shares to existing shareholders without consideration as a stock split pursuant to resolution of the Board of Directors. Prior to October 1, 2001, the amount calculated by dividing the total amount of shareholders' equity by the number of outstanding shares after the stock split could not be less than ¥50,000. The revised Code eliminated this restriction.

Prior to October 1, 2001, the Code imposed certain restrictions on the repurchase and use of treasury stock. Effective October 1, 2001, the Code eliminated these restrictions allowing companies to repurchase treasury stock by resolution of the shareholders at the general shareholders' meeting and dispose of such treasury stock by resolution of the Board of Directors after March 31, 2002. The repurchased amount of treasury stock cannot exceed the amount available for future dividends plus amount of stated capital, additional paid-in capital or legal reserve to be reduced in the case where such reduction was resolved at the general shareholders' meeting.

The Code permits companies to transfer a portion of additional paid-in capital and legal reserve to stated capital by resolution of the Board of Directors. The Code also permits companies to transfer a portion of unappropriated retained earnings, available for dividends, to stated capital by resolution of the shareholders.

Dividends are approved by the shareholders at a meeting held subsequent to the fiscal year to which the dividends are applicable. Semiannual interim dividends may also be paid upon resolution of the Board of Directors, subject to certain limitations imposed by the Code. The amount of retained earnings available for dividends under the Code is based on the amount recorded in the Company's general books of account maintained in accordance with accounting principles generally accepted in Japan. The adjustments included in the accompanying financial statements but not recorded in the books have no effect on the determination of retained earnings available for dividends under the Code. Retained earnings available for dividends of the Company at March 31, 2002 and 2003 were ¥6,897,538 thousand and ¥27,256,412 thousand ($230,987 thousand), respectively.

On March 31, 2000, the Company issued 62,900 shares of common stock at the issue price of ¥500,000 per share to NTTC (See Note 3).

On August 4, 2000, the Company's initial public offering resulted in the sale of 45,000 newly issued shares of common stock. Net proceeds of the common stock issued was ¥29,820,140 thousand.

Accumulated other comprehensive income represents cumulative gains or losses on items that are not reflected in net income. Other comprehensive income (loss) for the years ended March 31, 2001, 2002 and 2003, is as follows:

	Thousands of Yen		
	Pre-tax amount	Tax (expense) or benefit	Net-of-tax amount
For the year ended March 31, 2001			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	¥10,921,992	¥ (4,587,236)	¥ 6,334,756
Less reclassification adjustment for gains and losses included in net income	(842,698)	353,933	(488,765)
Net unrealized gains and losses on securities	10,079,294	(4,233,303)	5,845,991
Other comprehensive income	¥10,079,294	¥ (4,233,303)	¥ 5,845,991

	Thousands of Yen		
	Pre-tax amount	Tax (expense) or benefit	Net-of-tax amount
For the year ended March 31, 2002			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	¥(2,580,190)	¥ 1,083,680	¥(1,496,510)
Less reclassification adjustment for gains and losses included in net income	31,797	(13,355)	18,442
Net unrealized gains and losses on securities	(2,548,393)	1,070,325	(1,478,068)
Foreign currency translation adjustments	183,610	–	183,610
Other comprehensive loss	¥(2,364,783)	¥ 1,070,325	¥(1,294,458)

	Thousands of Yen		
	Pre-tax amount	Tax (expense) or benefit	Net-of-tax amount
For the year ended March 31, 2003			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	¥(9,274,192)	¥3,895,161	¥(5,379,031)
Less reclassification adjustment for gains and losses included in net income	70,845	(29,755)	41,090
Net unrealized gains and losses on securities	(9,203,347)	3,865,406	(5,337,941)
Foreign currency translation adjustments	(294,715)	–	(294,715)
Minimum pension liability adjustment	(73,673)	29,830	(43,843)
Other comprehensive loss	¥(9,571,735)	¥3,895,236	¥(5,676,499)

	Thousands of U.S. Dollars		
	Pre-tax amount	Tax (expense) or benefit	Net-of-tax amount
For the year ended March 31, 2003			
Unrealized gains and losses on securities:			
Unrealized holding gains and losses arising during the period	$ (78,595)	$ 33,010	$ (45,585)
Less reclassification adjustment for gains and losses included in net income	600	(252)	348
Net unrealized gains and losses on securities	(77,995)	32,758	(45,237)
Foreign currency translation adjustments	(2,497)	–	(2,497)
Minimum pension liability adjustment	(624)	252	(372)
Other comprehensive loss	$ (81,116)	$ 33,010	$ (48,106)

8. STOCK-BASED COMPENSATION PLAN

The Company has a stock-based compensation plan as an incentive plan for directors and selected employees. The plan uses unsecured bonds with detachable warrants which are described in Note 5.

Upon issuance of the bonds with detachable warrants, the Company has purchased all of the detachable warrants and distributed them to the directors and the selected employees of the Company.

By exercising a warrant, the directors and the selected employees can purchase the common stock of the Company, the number of shares of which is calculated as ¥4,500 thousand ($38 thousand) divided by the exercise price. The warrants become exercisable 2 years after the date of grant for the directors and the selected employees based on agreements with the Company regardless of the exercisable term of the underlying warrants and expire 5 years from the date of grant.

A summary of the plan activity for the years ended March 31, 2002 and 2003 is as follows:

	2002		**2003**		
		Weighted-average exercise price		Weighted-average exercise price	
	Number of Shares	Yen	Number of Shares	Yen	U.S. Dollars
Outstanding, beginning of year	237	¥740,017	**237**	**¥740,017**	**$6,271**
Granted	–	–	**–**		
Exercised	–	–	**–**		
Forfeited	–	–	**18**	**739,950**	**6,271**
Outstanding, end of year	237	740,017	**219**	**739,950**	**6,271**
Exercisable, end of year	–	¥ –	**219**	**¥739,950**	**$6,271**

A summary of warrants outstanding and exercisable at March 31, 2003 is as follows:

	Yen
Exercise price range	¥739,950
Outstanding:	
Number of shares	219
Weighted-average remaining life (years)	2.21
Weighted-average exercise price:	
Yen	¥739,950
U.S. Dollars	$ 6,271
Exercisable:	
Number of shares	219
Weighted-average exercise price:	
Yen	¥739,950
U.S. Dollars	$ 6,271

As the exercise price was determined based on the fair value per share of the Company near the date of grant, compensation expense for the plan was not material for the years ended March 31, 2002 and 2003.

In accordance with SFAS No. 123, the Companies have elected to account for stock-based compensation under the provisions of APB No. 25. Had compensation for the Companies' plan been recognized based on the fair value at the grant date under the methodology prescribed by SFAS No. 123, the Companies' pro forma net income and EPS for the years ended March 31, 2002 and 2003 would have been impacted as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Net income:			
As reported	¥5,608,831	¥6,182,332	$52,393
Deduct:			
Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(35,307)	–	–
Pro forma	5,573,524	6,182,332	52,393

	Yen		U.S. Dollars
	2002	2003	2003
Basic EPS:			
As reported	¥14,638.58	¥16,248.95	$137.70
Pro forma	14,546.43	16,248.95	137.70
Diluted EPS:			
As reported	14,638.58	15,175.46	128.61
Pro forma	14,546.43	15,175.46	128.61

9. SEGMENT INFORMATION

As indicated in Note 1, the Companies operate in a single operating segment which is to provide satellite telecommunications and broadcasting services to customers.

Revenues from external customers for each service for the years ended March 31, 2001, 2002 and 2003 are as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Revenues from:				
Telecommunications business services	¥11,777,489	¥12,976,426	¥13,504,479	$114,445
Satellite broadcasting services (primarily related to SKY PerfecTV!)	16,899,757	17,999,918	21,074,851	178,600
Telecommunications carrier services (NTT and related entities)	8,922,714	8,732,277	9,360,432	79,326
Other	560,473	1,074,196	1,181,378	10,012
Total revenues	¥38,160,433	¥40,782,817	¥45,121,140	$382,383

The Companies' revenues from external customers are mainly derived from customers in Japan and their long-lived assets are located mainly in Japan.

Revenues from NTT and related entities, which accounted for 10% or more of the Companies' revenues for the years ended March 31, 2001, 2002 and 2003, were ¥9,085,777 thousand, ¥9,454,343 thousand and ¥10,300,073 thousand ($87,289 thousand), respectively. Revenues from such customers are included in Telecommunications business services and Telecommunications carrier services.

10. RESEARCH AND DEVELOPMENT EXPENSES AND ADVERTISING COSTS

Research and development expenses:
Research and development expenses, which are charged to income as incurred, were ¥269,336 thousand, ¥188,409 thousand and ¥211,641 thousand ($1,794 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

Advertising costs:
Advertising costs are expensed as incurred. Advertising costs included in sales and marketing were ¥233,486 thousand, ¥181,226 thousand and ¥318,291 thousand ($2,697 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

11. OTHER INCOME (EXPENSES)

Other—net as shown in other income (expenses) for the years ended March 31, 2001, 2002 and 2003 consists of the following:

	Thousands of Yen			Thousands of U.S. Dollars
	2001	2002	**2003**	**2003**
Cancellation fee income related to business service agreements	¥ 20,741	¥157,012	**¥ 40,790**	**$ 346**
Office relocation cost	–	(232,906)	**–**	**–**
Interest and dividend income	120,495	98,861	**225,088**	**1,907**
Gain (loss) on sales of investments—net	842,496	(35,549)	**(67,885)**	**(575)**
Loss on write-downs of investments	(1,278)	(294,565)	**(193,800)**	**(1,642)**
Foreign currency transaction gain	253,700	557,768	**93,921**	**796**
Other—net	(34,694)	50,070	**78,612**	**665**
	¥1,201,460	¥300,691	**¥176,726**	**$1,497**

12. INCOME TAXES

Income taxes in Japan applicable to the Company and its domestic subsidiaries, imposed by the national, prefecture and municipal governments, in the aggregate resulted in a normal effective statutory tax rate of approximately 42%. A foreign subsidiary is subject to income taxes of the country in which it operates. Due to the changes in Japanese income tax regulations, the statutory rate was reduced from 42% to 40% effective April 1, 2004. The respective newly enacted rates were used in calculating the future expected tax effect of temporary differences as of March 31, 2003. The effect of the change in tax rate increased income tax expenses for the year ended March 31, 2003.

A reconciliation between taxes calculated at the normal statutory rate in Japan and the Companies' provision for income taxes in the accompanying consolidated statements of income for the years ended March 31, 2001, 2002 and 2003 is as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2001	2002	**2003**	**2003**
Taxes calculated at the normal rate in Japan applied to pretax income	¥4,072,107	¥4,197,612	**¥4,666,149**	**$39,544**
Increases (decreases) in taxes resulting from:				
Expenses not deductible for tax purposes and income not taxable—net	94,569	78,561	**93,079**	**789**
Effect of enacted changes in tax laws and rates	–	–	**35,919**	**304**
Tax effects on equity in losses (earnings) of affiliated companies	373,410	91,122	**(32,473)**	**(275)**
Increase in valuation allowance	–	2,452	**72,424**	**614**
Other—net	30,297	(7,801)	**64,191**	**543**
Total provision for income taxes	¥4,570,383	¥4,361,946	**¥4,899,289**	**$41,519**

Total income taxes recognized for the years ended March 31, 2001, 2002 and 2003 are allocated as follows:

	Thousands of Yen			Thousands of U.S. Dollars
	2001	2002	2003	2003
Provision for income taxes	¥4,570,383	¥4,361,946	¥4,899,289	$41,519
Shareholders' equity—accumulated other comprehensive income (See Note 7)	4,233,303	(1,070,325)	(3,895,236)	(33,010)
Total income taxes	¥8,803,686	¥3,291,621	¥1,004,053	$ 8,509

The tax effects of significant temporary differences which result in deferred tax assets and liabilities at March 31, 2002 and 2003 are as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Deferred tax assets:			
Other investments	¥ 84,987	¥ 133,073	$ 1,128
Investments in affiliated companies	830,130	800,285	6,782
Long-lived assets	1,000,716	712,106	6,035
Doubtful receivables	310,679	156,772	1,329
Liability for severance payments	282,895	398,632	3,378
Accrued enterprise tax	161,889	274,276	2,324
Accrued bonus	100,674	103,831	880
Other	272,689	298,986	2,534
Total deferred tax assets	3,044,659	2,877,961	24,390
Deferred tax liabilities:			
Property—interest capitalization	285,544	253,376	2,147
Marketable equity securities and debt securities	4,390,610	525,438	4,453
Other	26,047	26,046	221
Total deferred tax liabilities	4,702,201	804,860	6,821
Valuation allowance	854,383	896,095	7,594
Net deferred tax assets (liabilities)	¥(2,511,925)	¥1,177,006	$ 9,975

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considered the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment.

Although realization is not assured, based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that all of the deferred tax assets, less valuation allowance will be realized.

13. RECONCILIATION OF THE DIFFERENCES BETWEEN BASIC AND DILUTED NET INCOME PER SHARE

Reconciliation of the differences between basic and diluted EPS for the years ended March 31, 2001, 2002 and 2003 is as follows:

	Thousands of Yen	Number of Shares	Yen
	Net income	Weighted-average shares	EPS
For the year ended March 31, 2001:			
Basic EPS:			
Net income available to common shareholders	¥5,125,109	367,744	¥13,936.64
Effect of dilutive securities:			
Warrants	–	35	–
Diluted EPS:			
Net income for computation	¥5,125,109	367,779	¥13,935.31
For the year ended March 31, 2002:			
Basic EPS:			
Net income available to common shareholders	¥5,608,831	383,154	¥14,638.58
Effect of dilutive securities:			
Warrants	–	–	–
Diluted EPS:			
Net income for computation	¥5,608,831	383,154	¥14,638.58

	Thousands of Yen	Number of Shares	Yen	U.S. Dollars
	Net income	Weighted-average shares	EPS	EPS
For the year ended March 31, 2003:				
Basic EPS:				
Net income available to common shareholders	**¥6,182,332**	**380,476**	**¥16,248.95**	**$137.70**
Effect of dilutive securities:				
Convertible bonds	–	**26,915**	–	–
Diluted EPS:				
Net income for computation	**¥6,182,332**	**407,391**	**¥15,175.46**	**$128.61**

14. LEASES

Lessee

The Companies have capital lease obligations principally for telecommunications equipment.

An analysis of the leased assets under capital leases as of March 31, 2002 and 2003 is as follows:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	**2003**	**2003**
Telecommunications equipment	¥2,995,962	**¥2,666,300**	**$22,596**
Other	168,741	**255,566**	**2,165**
Less accumulated depreciation	(1,667,138)	**(1,930,765)**	**(16,362)**
Net book value	¥1,497,565	**¥ 991,101**	**$ 8,399**

Future minimum lease payments at March 31, 2003 and thereafter are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2004	¥ 497,906	$ 4,220
2005	327,753	2,778
2006	178,422	1,512
2007	64,482	546
2008	47,560	403
2009 and thereafter	3,750	31
Total	1,119,873	9,490
Less amount representing interest	67,046	568
Present value of net minimum lease payments (See Note 5)	1,052,827	8,922
Less current maturities	465,710	3,946
Long-term capital lease obligations	¥ 587,117	$ 4,976

Rental expenses under operating leases for the years ended March 31, 2001, 2002 and 2003 were ¥364,235 thousand, ¥384,897 thousand and ¥528,647 thousand ($4,480 thousand), respectively.

The minimum rental payments under operating leases that have initial or remaining noncancelable lease terms in excess of one year at March 31, 2003 are as follows:

Year ending March 31:	Thousands of Yen	Thousands of U.S. Dollars
2004	¥ 489,501	$ 4,148
2005	472,426	4,004
2006	464,743	3,939
2007	348,557	2,954
2008	–	–
2009 and thereafter	–	–
Total	¥1,775,227	$15,045

Lessor

The Companies lease satellite transponders under full-time dedicated telecommunications business services and telecommunications carrier services and these leases are classified as cancelable operating leases under SFAS No. 13, "Accounting for Leases."

Revenues from operating leases included in revenues were ¥16,833,035 thousand, ¥15,235,382 thousand, and ¥15,223,527 thousand ($129,013 thousand) for the years ended March 31, 2001, 2002 and 2003, respectively.

The following schedule provides an analysis of the Companies' investments in property on operating leases as of March 31, 2002 and 2003:

	Thousands of Yen		Thousands of U.S. Dollars
	2002	2003	2003
Telecommunications satellites on operating leases	¥62,828,162	¥50,975,715	$431,998
Less accumulated depreciation	(33,625,142)	(21,329,968)	(180,763)
Net book value	¥29,203,020	¥29,645,747	$251,235

15. COMMITMENTS AND CONTINGENT LIABILITIES

Commitments:
The commitments outstanding by the Companies at March 31, 2003 are for a launch contract for future replacement satellites, a joint procurement of a satellite for Horizons Satellite LLC and a procurement of uplink systems for JC-HITS services of ¥901,500 thousand ($7,640 thousand), ¥1,942,378 thousand ($16,461 thousand) and ¥4,665,500 thousand ($39,538 thousand), respectively.

16. FINANCIAL INSTRUMENTS

1. DERIVATIVE FINANCIAL INSTRUMENTS
The Companies are exposed to a variety of market risks including the effects of changes in foreign exchange rates and interest rates. These exposures are managed, in part, with the use of derivative instruments.

Fair value hedges
For derivative instruments designated as hedges of the exposure to changes in the fair value of a recognized asset or liability or a firm commitment, the gain or loss is recognized in income in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged.

The Companies' purchases of telecommunications satellites from overseas companies generate foreign currency exposures related to buying in currencies other than the functional currency. The Companies have entered into foreign exchange forward contracts and currency swap agreements to hedge market risks from the changes in foreign exchange rates associated with firm commitments for a launch contract of telecommunications satellites denominated in foreign currencies.

The Companies enter into these transactions in accordance with internal policies which regulate the authorization and assess foreign exchange rate risk by continually monitoring changes in its exposures.

Undesignated derivative instruments
For derivative instruments not designated as hedging instruments under SFAS No. 133, the gain and loss is recognized currently in income.

These derivative instruments include foreign exchange forward contracts, foreign currency option contracts, interest rate swap agreements and interest rate cap agreements. The intent of these derivative instruments is to economically hedge foreign currency exposures, created by commitments for a launch contract of telecommunications satellites and investments in securities denominated in foreign currencies, and interest rate exposures associated with long-term debt.

2. CONCENTRATION OF CREDIT RISK
A certain concentration of the Companies' business services is found in multi-channel digital broadcasting services through SKY Perfect. However, due to the large number and diversity of the Companies' customer base, concentration of credit risk with respect to trade accounts receivable is limited. The Companies perform ongoing credit evaluation of their customers' financial condition.

All of the Companies' telecommunications carrier services are provided to NTT and related entities and to this extent there is a concentration of credit risk with respect to trade accounts receivable in this area. The Companies believe, however, that they are not exposed to significant credit risk in this business in light of the high credit ratings of NTT and related entities.

The Companies are also exposed to the risk of credit-related losses in the event of nonperformance by counterparties to derivative financial instruments. The Companies transact with selected international financial institutions to minimize the credit risk exposures. Credit risk is managed through the credit line that is approved by management.

3. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
The following methods and assumptions were used to estimate the fair value of each category of financial instruments for which it is practicable to estimate that value. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The effect of using different market assumptions and/or estimation methodologies may be material to the estimated fair value amounts.

Cash and cash equivalents, time deposits, accounts receivable, trade accounts payable and short-term borrowings
The carrying amounts approximate fair values because of the short maturity of these instruments.

Short-term investments and other investments
The fair values of marketable securities included in short-term investments and other investments are based on quoted market prices. The fair value information for each category of securities is set forth in Note 2. It is not practicable to estimate fair values of the investments in non-traded and unaffiliated companies.

Non-current accounts receivable (included in other assets)
The fair values were estimated by discounted future cash flows using currently available market rates.

Long-term debt
The fair values were estimated by discounted future cash flows using currently available market rates.

Convertible bonds
The fair values were estimated based on quoted market prices.

Foreign exchange forward contracts, foreign currency option contracts and currency swap agreements
The fair values of these instruments were estimated based on values quoted by brokers.

Interest rate swap agreements and interest rate cap agreements
The fair values of these instruments were estimated based on values quoted by brokers.

	Thousands of Yen		
	2002		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		¥ 865,863	¥ 865,863
Time deposits		4,500	4,500
Accounts receivable		4,261,432	4,261,432
Non-current accounts receivable		404,085	379,271
Financial liabilities:			
Short-term borrowings		¥ (3,350,000)	¥ (3,350,000)
Trade accounts payable		(730,868)	(730,868)
Long-term debt		(49,865,254)	(50,908,043)
Derivatives:			
Foreign exchange forward contracts	¥ 824,100	¥ 98,585	¥ 98,585
Foreign currency option contracts	5,502,938	189,699	189,699
Currency swap agreements	3,683,813	318,550	318,550
Interest rate swaps	7,500,000	12,799	12,799
Interest rate caps	1,100,000	0	0

	Thousands of Yen		
	2003		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		¥ 1,499,717	¥ 1,499,717
Time deposits		2,000,000	2,000,000
Accounts receivable		9,648,287	9,648,287
Non-current accounts receivable		269,390	259,763
Financial liabilities:			
Short-term borrowings		¥ (2,800,000)	¥ (2,800,000)
Trade accounts payable		(812,357)	(812,357)
Long-term debt		(39,611,650)	(40,301,792)
Convertible bonds		(20,000,000)	(19,776,000)
Derivatives:			
Foreign exchange forward contracts	¥ 2,633,938	¥ 8,260	¥ 8,260
Interest rate swaps	1,000,000	(7,356)	(7,356)

	Thousands of U.S. Dollars		
	2003		
	Notional amount	Carrying amount	Estimated fair value
Financial assets:			
Cash and cash equivalents		$ 12,709	$ 12,709
Time deposits		16,949	16,949
Accounts receivable		81,765	81,765
Non-current accounts receivable		2,283	2,201
Financial liabilities:			
Short-term borrowings		$ (23,729)	$ (23,729)
Trade accounts payable		(6,884)	(6,884)
Long-term debt		(335,692)	(341,541)
Convertible bonds		(169,492)	(167,593)
Derivatives:			
Foreign exchange forward contracts	$ 22,322	$ 70	$ 70
Interest rate swaps	8,475	(62)	(62)

17. SUBSEQUENT EVENTS

On April 22, 2003, a stock-based compensation plan was approved by the Company's Board of Directors, which provides option to purchase up to 1,000 shares of the Company's common stock by directors and selected employees of the Company. The exercise price is equal to the higher of either 1.05 times the average closing market price of the Company's common stock traded on the Tokyo Stock Exchange of the month preceding the date of grant, or the closing market price of that on the date of grant. The exercise period of this stock-based compensation plan is from July 1, 2005 to June 30, 2008.

On April 30, 2003, the Company entered into a Procurement Agreement for JCSAT-9 satellite. In connection with the agreement, commitments for future payments amounted to ¥15,421,660 thousand ($130,692 thousand).

On May 15, 2003, a resolution was made by the Company's Board of Directors for the payment of a cash dividend to shareholders of record on March 31, 2003 of ¥3,500 ($30) per share or a total of ¥1,324,418 thousand ($11,224 thousand), subject to shareholders' approval at the general shareholders' meeting to be held on June 26, 2003 (See Note 7).

Tohmatsu & Co.
MS Shibaura Building,
13-23, Shibaura 4-chome,
Minato-ku, Tokyo 108-8530, Japan

Tel: +81-3-3457-7321
Fax: +81-3-3457-1694
www.tohmatsu.co.jp

Deloitte
Touche
Tohmatsu

To the Board of Directors and Shareholders of
JSAT Corporation:

We have audited the accompanying consolidated balance sheets of JSAT Corporation and subsidiaries as of March 31, 2002 and 2003, and the related consolidated statements of income, comprehensive income, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2003 (all expressed in Japanese yen). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of JSAT Corporation and subsidiaries as of March 31, 2002 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits also comprehended the translation of Japanese yen amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 1. Such United States dollar amounts are presented solely for the convenience of readers outside Japan.

May 30, 2003

Deloitte Touche Tohmatsu



JCSAT-2A (154°E)

This satellite is the successor to JCSAT-2 and was launched in March 2002. It has additional C-band transponders which provide a broad network for global customers, covering Hawaii, Asia and Oceania. Its Ku-band transponders are employed mainly for communications carriers, corporate and public-sector networks and pulse-code modulation (PCM) audio broadcasts.



JCSAT-1B (150°E)

Broad Ku-band coverage makes this satellite suitable for domestic as well as international telecommunications services.



N-STARa (132°E)
N-STARb (136°E)

These satellites are used for telecommunications carrier services offered by the NTT Group and for corporate intranets.



JCSAT-3 (128°E)

This satellite's Ku-band transponders are used along with those of JCSAT-4A primarily for the digital multichannel satellite broadcasts of SKY PerfecTV! and corporate internal networks. Its C-band transponders, covering the area from Pakistan to Hawaii, are mainly used for international telecommunications within the Asia-Pacific region.



JCSAT-R

This satellite is reserved entirely as a backup unit for other JCSAT satellites.

* JCSAT-R may not be able to replace all of a failed satellite's capacity and cannot replace transponder capacity on certain satellites in the JSAT fleet.



JCSAT-4A (124°E)

Together with JCSAT-3, this satellite handles SKY PerfecTV! broadcasts as well as corporate internal networks and satellite intranet services.



JCSAT-110 (110°E)

This satellite is located in the same orbital slot as Japanese BS satellites and used for the new DTH service of SKY PerfecTV! 2.



Horizons-1 (127°W)

This satellite will be launched in the second quarter of fiscal 2003 and its Ku-band transponders will cover North America and Hawaii. Together with the C-band transponders of JCSAT-2A, it will create a seamless network from the U.S. East Coast to Asia and Oceania and will be used for content distribution networks.

	JCSAT-2A	JCSAT-1B	N-STARb	N-STARa	JCSAT-3	JCSAT-R	JCSAT-4A	JCSAT-110	Horizons-1
Orbital position	Long. 154° E	Long. 150° E	Long. 136° E	Long. 132° E	Long. 128° E	—	Long. 124° E	Long. 110° E	Long. 127° W (planned)
Launch date (Japan time)	Mar. 29, 2002	Dec. 3, 1997	Feb. 5, 1996	Aug. 29, 1995	Aug. 29, 1995	Feb. 17, 1997	Feb. 16, 1999	Oct. 7, 2000	Second quarter of fiscal 2003
Satellite bus	Boeing 601	Boeing 601	FS1300	FS1300	Boeing 601	Boeing 601	Boeing 601	A2100AX	Boeing 601HP
Design life	11 years	12 years	10 years	10 years	12 years	12 years	14.5 years	15 years	15 years
Communications system frequency band	Ku-band/ C-band	Ku-band	Ka-band/ Ku-band/ C-band	Ka-band/ Ku-band/ C-band	Ku-band/ C-band	Ku-band/ C-band	Ku-band	Ku-band	Ku-band
Bandwidth and number of transponders	Ku: 57 MHz x16 C: 36 MHz x11 54 MHz x 5	27 MHz x16 36 MHz x16	Ka: 100 MHz x 5 200 MHz x 6 Ku: 54 MHz x 8 C: 72 MHz x 5	Ka: 100 MHz x 5 200 MHz x 6 Ku: 54 MHz x 8 C: 72 MHz x 5	Ku: 27 MHz x16 36 MHz x12 C: 36 MHz x12	Ku: 27 MHz x16 36 MHz x12 C: 36 MHz x12	27 MHz x32	36 MHz x12	36 MHz x24

Design Life of Satellites



(Calendar year)
1995
2000
2003
2005
2010
2015
JCSAT-2A (154°E)
11 years
JCSAT-1B (150°E)
12 years
N-STARb (136°E)
10 years
N-STARa (132°E)
10 years
JCSAT-3 (128°E)
12 years
JCSAT-R
12 years
JCSAT-4A (124°E)
14.5 years
JCSAT-110 (110°E)
15 years

"Design Life" and "Operational Life" of Satellites

The above table indicates the design life of each satellite operated by JSAT, as of the time of production of this annual report. The design life of a satellite is not the same as the operational life and does not indicate the launch time of replacement satellites or the timing of investment in replacement satellites. In addition, the operational life of a satellite may be shorter than the design life, due to such factors as excessive consumption of propulsion fuel or in-orbit failure.

Coverage Areas



JCSAT-1B Ku-band
JCSAT-3 Ku-band
JCSAT-3 C-band
JCSAT-2A Ku-band/C-band
Ku-band
C-band

Corporate Data

(As of March 31, 2003)

Company name:

JSAT Corporation

Established:

February 1985

Capital:

¥53,769,570,000

Number of employees:

206 (262 on a consolidated basis)

JSAT Corporation:

Headquarters:
Pacific Century Place Marunouchi 18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan
Tel: +81-3-5219-7778
Fax: +81-3-5219-7878

Yokohama Satellite Control Center (main control center):
229-1, Miho-cho, Midori-ku, Yokohama, Kanagawa
226-0015, Japan
Tel: +81-45-922-7111
Fax: +81-45-922-7005

Gunma Satellite Control Station (backup control station):
3590-1, Aza-Momoizumi, Oaza-Arai, Shinto-mura,
Kita-Gunma-gun, Gunma 370-3503, Japan

Osaka Branch Office:
Sumitomo Bldg. No. 2 6F
4-7-28, Kitahama, Chuo-ku, Osaka 541-0041, Japan
Tel: +81-6-6223-0513
Fax: +81-6-6221-4558

Hong Kong Representative Office:
c/o NTT Com Asia Limited, 15F, Tower 2, Ever Gain Plaza,
88 Container Port Road, Kwai Chung, New Territories, Hong Kong
Tel: +852-2110-3812
Fax: +852-2110-0440

JSAT International Inc.:
5230 Pacific Concourse Drive 2F, Los Angeles, CA 90045, U.S.A.
Tel: +1-310-643-4484
Fax: +1-310-643-4485

Japan CableCast Inc.:
Yaesu Mitsui Bldg. 9F,
2-7-2 Yaesu, Chuo-ku, Tokyo 104-0028, Japan
Tel: +81-3-5299-2500
Fax: +81-3-5299-2510

Satellite Network, Inc.:
6F, Toranomon Daiichi Bldg.,
2-3, Toranomon 1-chome, Minato-ku, Tokyo 105-0001, Japan
Tel: +81-3-3597-6031
Fax: +81-3-3597-6030

Information

If you have any questions, please contact:

JSAT Corporation
Corporate Communications & Investor Relations Division
Pacific Century Place Marunouchi 18F,
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan
Tel: +81-3-5219-7778
Fax: +81-3-5219-7878
URL: http://www.jsat.net/
E-mail: investors@jsat.net

Corporate History

Feb.	1985	□ Japan Communications Satellite, Inc. (JCSAT), established
Apr.	1985	□ Satellite Japan Corporation (SAJAC) established
Mar.	1989	□ JCSAT-1 satellite launched
Jan.	1990	□ JCSAT-2 satellite launched
Aug.	1993	□ Name changed to Japan Satellite Systems Inc. (JSAT) upon the merger of JCSAT and SAJAC
Aug.	1995	□ JCSAT-3 satellite launched
Feb.	1997	□ JCSAT-R satellite launched
Dec.	1997	□ JCSAT-1B satellite launched
Feb.	1999	□ JCSAT-4A satellite launched
Mar.	2000	□ Majority interest in N-STARa and N-STARb satellites acquired from NTT Communications
Apr.	2000	□ Name changed to JSAT Corporation
Aug.	2000	□ Shares listed on the First Section of the Tokyo Stock Exchange
Oct.	2000	□ JCSAT-110 satellite launched
Jul.	2001	□ Satellite Network, Inc. (SNET), became a subsidiary
Jul.	2001	□ JSAT International Inc. (JII) established
Mar.	2002	□ JCSAT-2A satellite launched
Jul.	2002	□ Additional interest in N-STARa and N-STARb satellites acquired from NTT East and NTT West
Oct.	2002	□ Japan CableCast Inc. established

Stock Information

(As of March 31, 2003)

Shares

Authorized number of shares	450,000
Number of shares issued	383,154.5
Total number of shareholders	23,700

Ten Major Shareholders

	Number of shares	Percentage of voting rights
Mizuho Trust & Banking Co., Ltd. (Pension trust account for ITOCHU Corporation)	65,593	17.35%
NTT Communications Corporation	62,900	16.64%
Mitsui Asset Trust and Banking Company, Ltd. (Trust account for Mitsui & Co., Ltd.)	41,113	10.87%
Japan Trustee Services Bank, Ltd. (Pension trust account for Sumitomo Corporation)	33,696	8.91%
UFJ Trust Bank Ltd. (Trust account A)	27,291	7.22%
Nippon Television Network Corporation	22,501	5.95%
Sumitomo Corporation	18,111	4.79%
The Master Trust Bank of Japan, Ltd. (Trust account)	7,057	1.86%
Japan Trustee Services Bank, Ltd. (Trust account)	4,512	1.19%
Nippon Telegraph and Telephone West Corporation	3,912	1.03%

Notes: (1) JSAT does not hold shares in any of the above companies.
(2) The above excludes 4,749.5 treasury shares held by JSAT.
(3) The percentage of voting shares held represents percentage figures relative to the total number of voting shares of 377,980 shares. This figure is determined by subtracting 4,749.5 JSAT-held treasury shares, 3 odd-lot shares and 422 shares registered under the Japan Securities Depository Center, Inc. (JASDEC), from the total number of shares issued of 383,154.5 shares.

Breakdown of Shareholders by Type



Financial institutions 0.33%
Foreign investors 0.34%
Securities companies, other 0.14%
Japanese corporations 1.38%
Individual investors 97.81%

Percentage of shareholders

Breakdown of Shares Held by Shareholder Type



Foreign investors 4.13%
Securities companies, other 1.09%
Financial institutions 30.15%
Japanese corporations 52.25%
Individual investors 12.38%

Percentage of shares

Shareholder Information

Fiscal year-end:	March 31
Annual general meeting of shareholders:	June
Payment of dividends (dividend record date):	March 31 (September 30 when interim dividends are paid)
Publication for official announcements:	*Nihon Keizai Shimbun*
Transfer agent and handling office:	Chuo Mitsui Trust & Banking Co., Ltd. 33-1, Shiba 3-chome, Minato-ku, Tokyo

This annual report was printed in Japan on kenaf paper (100% nontree paper).

JSAT

JSAT CORPORATION
CORPORATE PROFILE



JSAT



Japan's First Private-Sector Satellite Operator

JSAT became Japan's first private-sector satellite operator following the enforcement of Japan's Telecommunications Business Law in 1985.

A Leading Satellite Operator in the Asia-Pacific Region

JSAT is the leading satellite operator in the Asia-Pacific region, with its eight satellites positioned in seven orbital slots at an altitude of roughly 36,000 km. These satellites have extensive coverage, extending from Hawaii and elsewhere in Oceania to all of Asia, including India and Pakistan. In 2003, JSAT plans to launch the Horizons-1 satellite, which will cover North America.

Ranked Sixth in Terms of Global Revenues

JSAT has established distinctive niches for itself in the satellite communications market by designing innovative satellite communications services. It has grown to rank among the world's major satellite operators with the sixth highest annual revenues, at approximately ¥40 billion.

(Source: Euroconsult Research Report 2003)

A Total Solution Services Provider

JSAT's communications satellites are opening up new opportunities with applications ranging from SKY PerfecTV! digital broadcasting services to television relays, video transmissions to retail outlet, and nationwide auctions.

JSAT
Expanding Horizons

This corporate slogan represents our fundamental management policy: continuously improve corporate value by expanding our horizons. By pushing back the boundaries of the traditional satellite business model, JSAT is developing and expanding new satellite-based businesses and extending its geographic reach.

October 2003
JSAT Corporation

JSAT Adopts New Corporate Slogan

JSAT Corporation would like to inform you that it has adopted a new corporate slogan: **JSAT, Creating Satellite Solutions**. This replaces our existing slogan: JSAT, Expanding Horizons. The decision to update our slogan was taken to coincide with the appointment of new President & CEO Kiyoshi Isozaki in June 2003, and the start of a new phase in the Company's development.

* The new corporate slogan was unveiled at the October 2003 announcement of JSAT's new Medium-Term Management Plan, which covers the fiscal 2004 to fiscal 2008 period.

New Corporate Slogan and Logo

JSAT
Creating Satellite Solutions

The 21st century will bring profound changes to telecommunications and video transmission, underscored by the growth of broadband and mobile/ubiquitous services. Going forward, JSAT will continue to maximize its core competencies in "satellite + video image" solutions and "broadcasting/telecommunications convergence" solutions, thereby "creating satellite solutions" that respond to customer needs and contribute to the development of their businesses. By building on its satellite operation capabilities, JSAT will continue to explore new possibilities and seek out new value as an effective business partner and an internationally respected company.





The Way Forward for JSAT

The satellite communications business has unlimited growth potential due to the constant advances in communications technologies. JSAT aims to strengthen group-wide capabilities based on three themes: design total proposal-driven solutions, promote value-added businesses, and expand businesses globally. At the same time, the JSAT Group will continue to provide outstanding satellite communications services. As of March 31, 2003, JSAT had three subsidiaries, including one U.S. subsidiary, and two affiliated companies. The JSAT Group will continue to work together to contribute to the development of the satellite communications business.

Design Total Proposal-Driven Solution Services

JSAT will supply proposal-driven solutions ranging from the provision of satellite communications links to meeting customers specific needs.

Promote Value-added Businesses

JSAT will create value-added satellite communications infrastructure by supplying diverse forms of content. This will enable the provision of a broad range of enhanced services.

Expand Businesses Globally

JSAT will expand business domains and its satellite coverage through alliances with overseas satellite communications operators. This will make our services more attractive.

A Growing Revenue Stream

(millions of yen)

1999	2000	2001	2002*	2003
¥24,384	26,986	38,160	40,783	45,121
JSAT invests in NTT Satellite Communications Inc. (ownership: 35.94%)		**JSAT invests in Pay Per View Japan, Inc.** (ownership: 20%)	**JSAT invests in Satellite Network, Inc.** (ownership: 67%) and **JSAT International Inc.** (wholly owned)	**JSAT invests in Japan CableCast Inc.** (wholly owned)

* JSAT began preparing consolidated financial statements in the fiscal year ended March 31, 2002. The equity ownership figures were as of March 31, 2003.

Introducing the JSAT Group

The JSAT Group draws on an extensive breadth of resources at subsidiaries and affiliated companies to satisfy customer needs, from network construction to content distribution and international telecommunications services.

JSAT

Established in 1985, JSAT Corporation is a satellite operator providing services via satellite transponders. Services began in 1989 following the launch of the JCSAT-1 satellite.
URL: http://www.jsat.net/

SNET

Satellite Network, Inc.

Ownership: 67%

Satellite Network, Inc. provides satellite communications and broadcasting services. These services and solutions include two-way satellite communications using VSAT*1; live coverage of sports and other events using a fleet of eight SNV*2; uplink services for SKY PerfecTV!; and many more services.
URL: http://www.snet.co.jp/

*1VSAT: Very Small Aperture Terminal — compact transceiving equipment for two-way communications.
*2SNV: Satellite News Vehicle.

NTT Satellite

NTT Satellite Communications Inc.

Ownership: 35.94%

Established in April 1998 as a joint venture by main partners Nippon Telegraph and Telephone Corporation and JSAT, NTT Satellite Communications Inc. operates a satellite-based intranet service called Mega Wave Pro. This service accurately transmits information of any type — video, voice or data — to multiple locations in Japan simultaneously. Ubiquitous solutions, including those for ships at sea and other mobile applications, are another specialty of NTT Satellite Communications.
URL: http://www.nttsc.co.jp/

Designing Total Proposal-driven Solution Services

Promoting Value-added Businesses

Expand Businesses Globally



Japan CableCast Inc.

Wholly owned

In October 2002, Japan CableCast Inc. was established as a wholly owned subsidiary of JSAT to operate the satellite-based JC-HITS digital content distribution service for cable TV operators. JC-HITS represents an optimal solution for the digitization of cable TV, making possible at a low cost high value-added services like Japan's first-ever pay-per-view service.

URL:http://www.cablecast.co.jp/

See page 12 for further detail.

Pay Per View Japan, Inc.

Ownership: 20%

Pay Per View Japan, Inc. airs pay-per-view programs spanning numerous genres via the digital broadcasting service SKY PerfecTV!. The company offers 25 channels of pay-per-view programs that include blockbuster Hollywood films, Japanese movies, sports and other events.

URL: http://www.ppvj.co.jp/

JSAT International Inc.

Wholly owned

JSAT International Inc. (JII) is responsible for sales and marketing activities in North America using the Horizons-1 satellite, scheduled for launch in the second quarter of 2003.

JII is also working to create new avenues for growth in the U.S. market, which is critical to expanding JSAT's businesses worldwide.

Horizons Satellite LLC

JSAT International's ownership: 50%

Horizons Satellite LLC, a Type I telecommunications carrier, was established as a joint venture between JII and PanAmSat Corporation, a major satellite operator in the U.S.

The equity ownership figures were as of March 31, 2003.

Principal JSAT Services

Services offered using JSAT communications satellites are mission critical in business operations, academic programs, entertainment programs, and many other applications. Principal business models that underpin our services are presented as follows.

International Transmission Services

Service profile

JSAT provides international transmission services via JCSAT-1B, JCSAT-2A, and JCSAT-3 satellites. JSAT plays a pivotal role in global communication services in various businesses including Internet back bones in the Asia-Pacific region and providing trans-oceanic service for transmission of content including news, sports events and video entertainment . These services are provided by making the most of our assets in Hawaii, such as the Sunset Beach Earth Station and Kapolei Earth Station in Oahu Island.

* See the Coverage maps on pages 16–18 for details.


JCSAT satellites
Horizons-1 satellite
U.S. domestic satellites
Asia
Japan
U.S.
Hawaii earth stations
Submarine cables

JSAT's trans-oceanic service covers the Asia-Pacific region and the U.S. mainland.

Kapolei Earth Station





Sunset Beach Earth Station

SNG (Satellite News Gathering) and Live News Coverage

Service profile

SNG : This service distributes video footage and other information from the reporting scene to broadcasting stations via satellite news vehicles.

Live Coverage: This service delivers video footage of live performances and other events to household such as televisions and PCs. SNET's satellite news vehicles are equipped to transmit HDTV.


Events
Reporting scenes, etc.
TV
Broadcasting stations, etc.

News is gathered from all over Japan by leveraging the ability of satellites to offer wide coverage and disaster readiness.

NHK satellite news vehicle





SNET satellite news vehicle



TV Asahi satellite news vehicle





JC-HITS: digital content distribution service for Cable TV operators

Service profile

JC-HITS is a digital content distribution service for cable TV operators that supports their digitization efforts and is provided by Japan CableCast, Inc.

① The adoption of transmodulation and content distribution with C-CAS will enable cable TV operators to provide digital broadcasting services without costly capital expenditures and operating expenses.

② For the first time in Japan, cable TV operators will be able to provide value-added services to subscribers, including pay-per-view (PPV) programs.



Transmits programs with C-CAS Subscription Control System
Cable TV operator
Subscribers
② JC-HITS Digital Content Distribution Center
③
Head-end Unit
(Uses transmodulation method)
① C-CAS IP-VPN Lines
C-CAS Unit
Reports aggregated PPV program viewing records
Subscriber Management Unit
STB
C-CAS card
Programs
④ Periodic collection of PPV program viewing records
Public telephone lines

① Individual viewers' subscription contract information is sent from the C-CAS (subscription control) Unit via fixed lines to the JC-HITS Digital Content Distribution Center.
② The JC-HITS Digital Content Distribution Center receives programs from program providers; after multiplexing programs and adding the C-CAS signals described in step one, programs are sent via satellite to cable TV operators.
③ Cable TV operators convert transmission signals using a head-end unit that is compatible with the transmodulation method and re-transmit the converted signals to viewers via cable.
④ The JC-HITS Digital Content Distribution Center regularly collects individual PPV program viewing record information gathered by the cable TV operator's subscriber management unit via public telephone lines and sends aggregated data to the cable TV operator.



JSAT

The JC-HITS Digital Content Distribution Center was established on the premises of the JSAT Yokohama Satellite Control Center.

[Glossary]

Conditional Access System (CAS)
CAS restricts viewer access to pay-per-view broadcasting services on cable TV, and CS and BS digital broadcasting. The system ensures that viewers have access only to channels stipulated by the individual subscription contracts, and also monitors program viewing information. C-CAS is the general term for CAS standards used by cable TV operators, and is compatible with three standardized formats.

Head-end Unit
This unit adjusts multiple signals for re-transmission via coaxial cable and other means to viewers' homes, and is owned by cable TV operators.

Set-Top Box (STB)
Set-top boxes refer to digital broadcast reception terminals installed in viewers' homes, and are needed to view fee-based broadcasting services such as cable TV, and CS and BS digital broadcasting.

Transmodulation Method
The transmodulation method is one way of re-transmitting digital BS or CS broadcasting signals via co-axial cable. Under this method cable TV operators merely modify the modulation of signals coded with multiple programs from a single satellite transponder (satellite relay) for retransmission to viewers.

Digital Multichannel DTH Service: SKY PerfecTV!

Service profile

SKY Perfect Communications Inc. provides an extensive lineup of programs comprising approximately 300 channels all day via its SKY PerfecTV! and SKY PerfecTV!2 services. Programs include domestic and overseas movies, sports, dramas, and anime. To access these services, viewers select channels of their choice in subscriber contracts and install a satellite dish and tuner in their homes. The total number of subscribers to both services reached over 3.4 million as of June 30, 2003 thanks to an outstanding program lineup that can be enjoyed by subscribers in all age brackets.

SKY PerfecTV!



Master Control Room at SKY Perfect Communications Inc.


JCSAT-3
JCSAT-4A
JCSAT-110
Uplink sites
Meguro, Tennozu (Tokyo), etc.
Households

CS Digital Broadcasting Business Model

The CS digital broadcasting business rests on a platform made up of three types of businesses: broadcasters, satellite operators and service platform providers. As a satellite operator, JSAT's role in this business model is to broadcast programs that are supplied by broadcasters to households via satellite. JSAT receives fees for broadcasting services from broadcasters. The SKY PerfecTV! service platform operated by SKY Perfect Communications Inc. manages a portfolio of programs obtained from more than 100 broadcasters. Other roles of the service platform provider include conducting marketing activities that lead to increasing the subscriber base and collecting fees from viewers on behalf of the individual broadcasters.

Operational Flow of SKY PerfecTV!


Content
Fees
Contract
JSAT
Broadcasting fees
Broadcasting agreement
Uplink contract
Uplink fees
Broadcasters
Viewing fees
SKY PerfecTV!
Viewing fees
SKY PerfecTV! subscribers
Subscription contracts

* Broadcasting fees include transponder fees and uplink fees.
* Broadcasters refers to "licensed broadcasters" pursuant to Japan's Broadcast Law and "broadcasters on telecommunications services" pursuant to Japan's Law Concerning Broadcast on Telecommunications Services.



SAO Service: economical two-way services

Service profile

The SAO service offers always-on, two-way satellite-based communications that are ideal for many applications. SAO can be used in a wide variety of ways, including communications networks, observation posts for disaster readiness, links to remote areas, plant monitoring and security systems. Offered at a competitive fixed monthly rate, this service also helps companies reduce communications costs.

Advantages of using a satellite

- The SAO service provides two-way communications services that do not rely on terrestrial networks.
- The service is available at competitive, fixed monthly rates.
- Companies can construct highly secure and reliable private networks for a small investment.
- SAO provides communications links where and when the customer requires them.
- Customers do not need to place wireless communications experts in charge of network operations.
- The service supports a multiplicity of TCP/IP, SDLC and asynchronous protocols at speeds ranging from around 20kbps to 100 kbps on a best-effort basis.



BOD Service: high-end two-way services

Service profile

The BOD service offers two-way communications services for the transmission of teleconference-level video content, voice and data without relying on terrestrial networks. This service satisfies a broad range of needs, with applications ranging from emergency communications lines to inter-LAN communications links and backup lines for backbone networks.

Advantages of using a satellite

- The BOD service provides two-way communications networks via satellite.
- Customer networks are controlled by SNET's Satellite Operation Center in Gunma, a secure and reliable facility due to its 24-hour operations.
- Data transmission speeds can be set between 9.6kbps and 1.5Mbps, according to the volume of transmissions.


Control signal
Video and audio transmission
Outdoor Unit (ODU)
Gunma Satellite Operation Center
Head Office (Fixed station)
Indoor Unit (IDU)
Data port
Telephone
PC
Mobile Station
CODEC
Indoor Unit (IDU)
Data port
Telephone

"SKY" VIDEO SERVICE
A video program distribution service

"SKY" DATA SERVICE
A data file distribution service

Service profile

SKY Perfect Communications Inc. not only offers subscribers the digital multichannel DTH service SKY PerfecTV*!*, but also a video program distribution service — "SKY" Video — and a data file distribution service — "SKY" Data. These two services use the same nationwide distribution service as SKY PerfecTV*!* — including the STB. "SKY" Video and "SKY" Data users need only prepare content (video, CD-ROM etc.) and then the "SKY" Stream, which uses an IPv6 network, allows the distribution of both terrestrial multicast and video content throughout Japan at a reasonable cost to laptops, PCs, and TV monitors.

Advantages of using a satellite

- The "SKY" Video and the "SKY" Data services can be accessed by the same tuner used to receive SKY PerfecTV*!* programs.
- The services allow customers to construct a large network at a low cost.


Visual content
Dedicated video transmission line or videotape
File data
Internet or other medium
Visual content
Terrestrial line (IP-VPN)
SKY PerfecTV! Uplink site
Terrestrial line (IP-VPN)
SKY PerfecTV! tuners (sold in stores)
TVs
PCs
USB device (sold in stores)
"SKY" STREAM SERVICE
PCs
Routers
IP-STB
TVs
Content suppliers

Companies Using These Services

DUSKIN Co., LTD.



AVIVA JAPAN Co., Ltd.


プログラミング言語の種類
・マシン語(機械語)
・アセンブラ言語
・COBOL
・Fortran
・C
・Basic
・APL
・Visual
・Perl
・Java



Content Distribution for Tabletop Terminals: "Plus-e" Service of JCM Inc.

Service profile

JCM Inc. places touchscreen LCD terminals on the table of restaurants and other food outlets to supply diners with music, movies, games and other forms of entertainment. Called "Plus-e", this user-oriented information and entertainment service takes conventional multimedia terminals one step further, giving people an opportunity to enjoy various programs at their table.

Advantages of using a satellite

- The "Plus-e" service reduces communications costs to customers by simultaneously distributing content to all access points.
- "Plus-e" information and entertainment are expected to attract more customers to foodservice outlets, helping to increase sales.





PLUS e
JCM head office
Application server, etc.
Transmission equipment
PCs
Database servers
Terrestrial line (VPN)
Stores with Plus-e systems
Satellite receiver
Plus-e
Plus-e
Servers

Content is sent from the head office server to the uplink center for multi-casting via a communications satellite to the servers of more than 1,000 outlets.

Digital Cinema Complex Content Distribution: T-JOY Co., Ltd.

Service profile

T-JOY Co., Ltd. uses a satellite-based digital distribution system to deliver digital movies to many cinemas at once, reducing the cost of supplying cinemas with movies as film is no longer needed.

Advantages of using a satellite

- The simultaneous delivery of digital movies to many cinemas reduces communications costs and allows for real-time access.
- T-JOY Co., Ltd. can also distribute customized content, such as coverage of special events, to cinemas.



Transmission Station
IP encapsulator
Routers
Satellite Transmission equipment
Multicast distribution server
Routers
T-JOY Transmission management center
Routers
Routers
Content management server
Content distribution terminal
Terrestrial line
Digitized Cinemas served by T-JOY
Multicast receiver
Delivery acknowledgment router
Local content server



Content Distribution for Retail Stores

Service profile

Satellite communications makes it easy to disseminate useful information from a head office to every store in Japan. Content ranges from standard communications and reports to the use of pictures to provide information on new products, effective merchandise displays and sales promotion activities. This service can be linked to an existing Point of Sales (POS) system to create a multi-faceted network combining video, voice and data communications.

Advantages of using a satellite

- **The simultaneous release of data and information to many locations reduces communications costs.**
- **Real time relays of new products and special offers, etc. are expected to attract more customers and drive sales upwards.**



Transmission Station
Head office
Terrestrial line
Internal communications
• Merchandise information (moving and still images)
• Special events schedules
• Weather forecasts, others
Customer communications
• Game promotions
• MMK terminals* (music, financial services, etc.)
• Plasma displays (advertisements, etc.)
Information for passers-by
• Advertisements and other content
A
PC
Ordering terminal
Linked to POS to make possible an efficient assumption-order-verification purchasing cycle that can lead to higher sales.
B
Multimedia POS terminal
Distribution of new product pictures and commercials, weather forecasts and many other types of useful information for viewing by customers.
C
Plasma display
Distribution of streaming videos, still images, text messages and other forms of content for viewing by customers.
D
MMK terminal
Makes possible sales of music and other digital content through MMK terminals.
"Glass vision" images on the front window
This service allows stores to attract more customers by turning storefront windows into advertisements.

*MMK terminal: Multi-Media Kiosk terminal

Companies Using These Services

Seven-Eleven Japan Co., Ltd.



A B

SUNKUS & ASSOCIATES INC.



A B

CIRCLE K JAPAN CO., LTD.



A B

McVISION



C

FamilyMart Co., Ltd.



A D





Auctions

Service profile

A number of companies in Japan use satellite communications to offer used-car auction services that add vitality to the entire used-car market. Satellite-based auctions eliminate the need for participants to be physically present at an auction site. The satellite link provides all necessary visual and factual data for members to participate in auctions. Bidding information is sent by terrestrial lines to a host computer for compilation and transmission via satellite. This permits updated bidding information to be sent to members at all times.

Advantages of using a satellite

- The simultaneous release of auction information to many locations reduces communications costs.
- Customers can take part in auctions without having to be physically present at the venue.
- By opening the auction to a potentially larger customer base, it will increase the number of members that want to take part.
- The added interest in auctions via satellite is expected to lead to an expansion in the volume of used-car sales.


Transmission Station
Content distribution server
Transmission equipment
Auction members
Satellite receiver
¥○○
¥1 million
PC for submitting bids
Terrestrial line
Auction site

Participating Auction Companies

AUCNET Aucnet Inc.	JAA Japan Automobile Auction Inc.	JU JAPAN USED CAR DEALERS ASSOCIATION	USS Used car System Solutions USS Co., Ltd.
			

Corporate Networks

Service profile

A communications satellite network can be used to conduct a multicast streaming service within a company, providing on a real-time basis programs for employee training, the latest news and other important subjects. Or multicast files can be distributed to make training materials readily available to employees anywhere in Japan. Furthermore, the ability to distribute programs to many locations at once greatly reduces a company's communications costs.

Multicast Streaming (Real-time)



Head office
Network operation center
Branch offices
Studio
TV
Video and Voice
Video transmission line, etc.
Transmission equipment
Sound, pictures and data
ISDN/dedicated line, etc.
Host computer
Delivery acknowledgment server
Data reception server
Terrestrial line
Monitor
Satellite receiver
PC
Satellite reception board

Programs and other content from a satellite can be viewed at the same time at every company location with a reception system.

Multicast file distribution (Stored/On-demand)



Research center
Transmission equipment
PC
Terrestrial line
Sales offices and other company facilities
Satellite receiver
Monitor
LAN
PCs of employees

Programs and other content sent as files are stored in terminals provided. This system allows the material to be viewed at any time to match the requirements of each user.

Companies Using JSAT Networking Services

Nomura Securities Co., Ltd.



Daiwa Securities Co. Ltd.



Mitsui Sumitomo Insurance Co., Ltd.



Sompo Japan Insurance Inc.





The Space Collaboration System

Service profile

The National Institute of Multimedia Education of the Ministry of Education, Culture, Sports, Science and Technology uses a VSAT network to distribute information about classes, academic meetings and other events among 150 universities, technical schools, research facilities and other institutions. Operation is easy, even for individuals with no technical skills. The networks are controlled at a central facility.

Advantages of using a satellite

- The Space Collaboration System provides interactive communications via satellite that do not rely on terrestrial networks.
- A satellite network facilitates reliable two-way transmissions of video and audio data.


Control signals
Video, voice and other signals
Control center
Participating institutions



SCS participants

Total of 123 institutions and 150 sites

National universities:	81 with 103 sites
Junior colleges:	1 with 1 site
Private universities:	13 with 14 sites
Technical colleges:	14 with 14 sites
Inter-university research institutes:	11 with 13 sites
Public companies:	3 with 5 sites

Satellite Distance Learning for Preparatory Schools

Service profile

Preparatory schools can establish their own satellite learning systems, allowing teachers in one location to make their lessons available nationally distribution cost.

Advantages of using a satellite

- The simultaneous distribution of programs to many locations reduces communications costs.
- Students nationwide can participate in classes of popular teachers even if they do not live nearby.
- This service helps preparatory schools attract more students by offering them access to the very best teachers in Japan.

Preparatory Schools Using the Satellite Distant Learning System

Nagase Brothers Inc.



Yoyogi Seminar



河合塾
Kawaijuku Educational Institution



JSAT Satellite Fleet

JSAT has eight satellites in seven orbital slots. Covering an area stretching from Pakistan and India through Australia, Oceania and to Hawaii, JSAT is the leading satellite operator in the Asia-Pacific region.

There are eight JSAT satellites, including one held in reserve for use exclusively in the event of a malfunction in one of the other seven. JSAT plans to launch another satellite that will be positioned over North America.



Horizons-1 [127°W]
(scheduled for launch in the second quarter of fiscal 2003)

JCSAT-110 [110°E]

Located in the same orbital slot as Japanese BS satellites, this satellite is used for the new DTH service of SKY PerfecTV!2.

JCSAT-4A [124°E]

With JCSAT-3, this satellite transmits the digital multi-channel broadcasts of SKY PerfecTV!. This satellite also handles corporate internal networks and satellite intranet services.

JCSAT-R (in-orbit backup)

This satellite is used solely as a backup unit for other JCSAT satellites.

JCSAT-3 [128°E]

This satellite's Ku-band transponders are used along with those of JCSAT-4A primarily for the digital multi-channel satellite broadcasts of SKY PerfecTV! and corporate internal networks. Its C-band transponders, covering the area from Pakistan to Hawaii, are mainly used for international telecommunications within the Asia-Pacific region.

N-STARa [132°E] **N-STARb [136°E]**

The two N-STAR satellites are used for telecommunications services offered by the NTT Group and for corporate intranets.

JCSAT-1B [150°E]

Broad Ku-band coverage makes this satellite suitable for domestic as well as international communications services.

* JCSAT is the standard prefix for JSAT communications satellites.
* The Horizons-1 satellite is jointly owned by JSAT and PanAmSat Corporation.
* JCSAT-R may not be able to replace all of a failed satellite's capacity and cannot replace transponder capacity on certain satellites in the JSAT fleet.



To be launched late in the second quarter of fiscal 2003, this satellite will make JSAT the first Asian satellite operator with a satellite placed over North America. Its Ku-band transponder's payload will cover North America and Hawaii. Together with the C-band transponders of JCSAT-2A, it will create a seamless network from the U.S. East Coast to Asia and Oceania. Plans call for using these transponders to deliver content and services between the U.S. and Asia.

Item \ Satellite	JCSAT-1B	JCSAT-2A	JCSAT-3	JCSAT-R	JCSAT-4A	JCSAT-110	N-STARa	N-STARb	Horizons-1
Orbital position	150°E	154°E	128°E	(in-orbit backup)	124°E	110°E	132°E	136°E	127°W
Launch date (Japan time)	December 3, 1997	March 29, 2002	August 29, 1995	February 17, 1997	February 16, 1999	October 7, 2000	August 29, 1995	February 5, 1996	Planned 2Q FY03
Launch vehicle	Ariane 4	Ariane 4	Atlas 2AS		Atlas 2AS	Ariane 4	Ariane 4		Sea Launch
Satellite bus	Boeing 601	Boeing 601	Boeing 601		Boeing 601	AS2100 AX	FS1300		Boeing 601HP
Mass (BOL)	1.8t	1.6t	1.8t		1.8t	2.1t	2t		2.6t
Solar Array Output (initial maximum in orbit)	5.2kW	3.5kW	5.2kW		5.2kW	7.2kW	5kW		8.6kW
Design life	12 years	11 years	12 years		14.5 years	15 years	10 years		15 years
Frequency band	Ku band	Ku band C band	Ku band C band		Ku band	Ku band	Ka band Ku band C band S band		Ku band
Transponders (Bandwidth x No. of transponders)	27MHz x 16 36MHz x 16	Ku: 57MHz x 16 C: 36MHz x 11 54MHz x 5	Ku: 27MHz x 16 36MHz x 12 C: 36MHz x 12 *each satellite*		27MHz x 32	36MHz x 12	Ka: 100 MHz x 5 200 MHz x 6 Ku: 54 MHz x 8 C: 72 MHz x 6 S: 15 MHz x 2 beams 12 MHz x 2 beams *each satellite*		36MHz x 24
HPA output	60W 95W	Ku:120W C:34W	Ku:60W C:34W	Ku:60W 90W C:34W	75W	120W	Ka: 14.7W 30W Ku: 55W C: 17W S: 141W per beam		108W
Satellite type and size	Body stabilized South-North: 26.1m East-West: 7.6m	Body stabilized: South-North: 21m East-West: 7.6m	Body stabilized South-North: 26.1m East-West: 7.6m		Body stabilized South-North: 26.1m East-West: 7.6m	Body stabilized South-North: 26.4m East-West: 8.3m	Body stabilized South-North: 27.3m East-West: 11m		Body stabilized South-North: 26.2m East-West: 7m



JCSAT-2A [154°E]

Launched in March 2002, this satellite is the successor to JCSAT-2. In addition to Ku-band transponders, it is equipped with C-band transponders to provide communications services covering Hawaii, Asia and Oceania. Its Ku-band transponders are employed mainly for communications carriers, corporate and public-sector networks and pulse-code modulation (PCM) audio broadcasts.

JSAT Coverage Map 1

JCSAT-1B
Ku-band EIRP*1

- 46dBW Japan Beam
- 44dBW Asia Zone Beam
- 38dBW Asia Zone Beam
- 54dBW Hawaii Beam



JCSAT-1B
Ku-band G/T*2

- 2dB/K Japan Beam
- −1dB/K Asia Zone Beam
- −7dB/K Asia Zone Beam
- −1dB/K Hawaii Beam



JCSAT-3
Ku-band EIRP

- 46dBW Japan Beam
- 44dBW Asia Zone Beam
- 38dBW Asia Zone Beam



JCSAT-3
Ku-band G/T

- 2dB/K Japan Beam
- −1dB/K Asia Zone Beam
- −7dB/K Asia Zone Beam



*1 EIRP (Equivalent Isotropically Radiated Power): the strength of signals transmitted by satellites.
*2 G/T: measures a satellite's signal reception performance.








JCSAT-3
C-band EIRP
36dBW
28dBW


JCSAT-3
C-band G/T
-5dB/K
-9dB/K


JCSAT-2A
Ku-band EIRP
57dBW
54dBW
48dBW


JCSAT-2A
Ku-band G/T
10dB/K
8dB/K
2dB/K

JSAT Coverage Map 2

JCSAT-2A
C-band EIRP*1

- 34dBW
- 30dBW



JCSAT-2A
C-band G/T*2

- -5dB/K
- -10dB/K



Horizons-1 *3
Ku-band EIRP

- 48dBW
- 44dBW
- 40dBW



Horizons-1
Ku-band G/T

- 2dB/K
- -2dB/K
- -6dB/K



*1 EIRP (Equivalent Isotropically Radiated Power): the strength of signals transmitted by satellites.
*2 G/T: measures a satellite's signal reception performance.
*3 Horizons-1: Launch Scheduled for second quarter of fiscal 2003.

JSAT Corporate Profile





Name	**JSAT Corporation**
Established	February 18, 1985
Location	**Headquarters** Pacific Century Place Marunouchi 17-18F, 1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan TEL: +81-3-5219-7777 FAX: +81-3-5219-7877
	Osaka Branch Office Sumitomo Bldg. No. 2, 6F 4-7-28 Kitahama, Chuo-ku, Osaka-shi, Osaka 541-0041, Japan TEL: +81-6-6223-0513 FAX: +81-6-6221-4558
	Yokohama Satellite Control Center (main control center) 229-1 Miho-cho, Midori-ku, Yokohama-shi, Kanagawa 226-0015, Japan TEL: +81-45-922-7111 FAX: +81-45-922-7005
	Gunma Satellite Control Station (backup control station) 3590-1 Aza-Momoizumi, Oaza-Arai, Shinto-mura, Kita-Gunma-gun, Gunma 370-3503, Japan
	Hong Kong Representative Office c/o NTT Com Asia Limited 15F Tower 2, Ever Gain Plaza, 88 Container Port Road, Kwai Chung, New Territories, Hong Kong TEL: +852-2110-3812 FAX: +852-2110-0440
Capital	¥53,769,570,000
Consolidated revenues	¥45,121 million (for the year ended March 31, 2003)

Management

Board of Directores	Masahito Tani *Chairman, Director* Kiyoshi Isozaki *President & CEO* *Representative Director* Yoshiro Aisaka *Director* Masanori Akiyama *Director* Yoichi Iizuka *Director*	Iwao Nakatani *Director (President, Tama University; Director of Research, UFJ Institute Limited)* Mamoru Ishida *Director (Senior Executive Vice President of NTT Communications Corporation)* Shingo Yoshii *Director (Executive Officer, General Manager, Media Division, Sumitomo Corporation)*	Kohei Manabe *Director (Representative Director, Vice Chairman and Group Executive Officer, Nippon Television Network Corporation)* Bunji Shinoda *Director (General Manager, Media Business Division, Information Business Unit, Mitsui & Co., Ltd.)*
Executive Officers	Kiyoshi Isozaki *President & CEO* Yoshiro Aisaka *Senior Executive Officer, Strategic Planning Group* Masanori Akiyama *Senior Executive Officer, Market Development Group* Yoichi Iizuka *Senior Executive Officer, Corporate Coordination Group*	Yutaka Nagai *Senior Executive Officer, Engineering & Planning Group* Masanao Tanase *Senior Executive Officer, Corporate Planning & Communications Group* Yasuo Okuyama *Executive Officer, Corporate Planning & Communications Group*	Osamu Kato *Executive Officer, Corporate Coordination Group* Yuichiro Nishio *Executive Officer, Engineering & Planning Group* Hiroo Sumitomo *Executive Officer, Market Development Group*
Corporate Auditors	Kiyoaki Fujimoto *Corporate Auditor* Shoichi Kameyama *Corporate Auditor*	Tamotsu Iba *Corporate Auditor (Corporate Advisor, Sony Corporation)*	Nobuyuki Kaneko *Corporate Auditor (Chief Operating Officer, Media Business Division, Aerospace, Electronics & Multimedia Company, ITOCHU Corporation)*

(As of June 26, 2003)

Number of employees	206

As of March 31, 2003, except management.

JSAT and Progress in Satellite Industry

JSAT was formed in 1985 as Japan's first private-sector satellite operator. The actual provision of satellite communications services began in 1989 following the launch of JCSAT-1. Since then, JSAT has grown and evolved in step with advances in the global satellite communications and broadcasting services.

	Events at JSAT	Events in Satellite Communications and Broadcasting	Events in Japan's Public Sector
1957		Launch of Sputnik 1 takes the world into the space age.	
1958		Satellite named SCORE transmits first voice communication.	
1962		Telstar I, the first self-powered satellite, relays TV signal across the Atlantic Ocean.	
1963		Relay I transmits first satellite message between U.S. and Japan, carrying news of President Kennedy's assassination.	
1964		Syncom III relays broadcasts of the Tokyo Olympic Games to the U.S.	
1965		Intelsat I, the first commercial communications satellite, is launched.	
1968			Japan establishes a Space Development Committee.
1969		Apollo 11 lands on the moon.	National Space Development Agency of Japan is established.
1970		Japan launches Osumi, its first satellite.	
1977		The experimental communications satellite (CS) is launched.	
1978		The first broadcasting satellite (BS) is launched.	
1983		CS-2a communications satellite is launched.	
1984		Launch of BS-2a broadcasting satellite.	
1985	**Feb: Japan Communications Satellite Planning Company Inc. is established.** **April: Company is renamed Japan Communications Satellite Company, Inc. and Satellite Japan Corporation is established.** **June: Japan Communications Satellite is certified as a Type I telecommunications carrier.**		April: Enforcetment of Japan's Telecommunications Business Law ushers in the era of deregulation.
1986		Feb: Launch of BS-2b broadcasting satellite. Dec: NHK begins trial BS broadcasts.	
1987	**May: Japan Communications Satellite completes the Yokohama Satellite Control Center.** **June: Japan Communications Satellite completes the Gunma Satellite Control Station.**	July: NHK begins a BS broadcasts Japan's first true BS service.	
1988		Feb: Launch of CS-3a communications satellite. Sept: Launch of CS-3b communications satellite.	
1989	**March: Launch of JCSAT-1, Japan's first private-sector communications satellite.** **April: Start of dedicated satellite communications services using JCSAT-1.**		
1990	**Jan: Launch of JCSAT-2.**	Aug: Launch of BS-3a.	
1991	**Feb: Satellite Japan Inc. is certified as a Type I telecommunications carrier.**	April: WOWOW enters service as Japan's first pay TV channel. Aug: Launch of BS-3b.	
1992	**May: Contracted satellite broadcasting services begin. <CS analog television broadcasting services>** **June: Contracted satellite broadcasting services begin. <CS-PCM audio broadcasting>**	April: CS broadcasting services begin. <Japan's first CS television broadcast> June: CS-PCM broadcasting services begin. <Japan's first CS audio broadcast>	





	Events at JSAT	Events in Satellite Communications and Broadcasting	Events in Japan's Public Sector
1993	**Aug: Name changed to Japan Satellite Systems Inc. (JSAT) upon the merger of Japan Communications Satellite Company, Inc. and *Satellite Japan Corporation.***	April: NHK's BS broadcasting reaches five million subscribers.	
1994		Nov: DMC Planning Inc. was established. Nov: Broadcasting trials for BS Hi-Vision broadcasting (MOSE) begin.	June: The Telecommunications Business Law amended to eliminate restrictions on foreign ownership in international satellite communications businesses.
1995	**Feb: JSAT becomes the first private-sector *company to obtain an international* telecommunications business license.** **Aug: Launch of JCSAT-3 and N-STARa.**	July: DMC Planning Inc. incorporated as DMC *Inc., later renamed PerfecTV Corporation,* service called "PerfecTV!". it's Japan's first CS digital broadcasting.	
1996	**Feb: Launch of N-STARb.** **June: JCSAT-3 begins digital broadcasting services.**	Oct: "PerfecTV!", Japan's first CS digital broadcasting service, begins its services.	
1997	***Feb: Launch of JCSAT-4 (currently JCSAT-R).*** **Dec: Launch of JCSAT-1B.**	April: Launch of BSAT-1a. Dec: DirecTV Japan begins broadcasting services.	June: Enactment of Law for Partial Amendment to the Telecommunications Business Law and the Radio Law, which eliminated restrictions on foreign ownership in Japan's Type I telecommunications carriers. Dec: "Guidelines Concerning the Distinction Between Communications and Broadcasting in Converging New Services that Utilize Communications Satellites" formulated.
1998	**March: JSAT and NTT Corporation establish NTT Satellite Communications Inc. as a joint venture.** **April: JCSAT-4 begins digital broadcasting services.**	March: CS BAAN services end. April: Launch of BSAT-1b. May: PerfecTV Corporation and Japan Sky Broadcasting Co., Ltd., merge on equal terms, establishing SKY Perfect Communications Inc. and renaming their service "SKY PerfecTV!." Sept: Skyport services end.	
1999	**Feb: Launch of JCSAT-4A.** **June: JCSAT-4A begins digital broadcast services.** **(JCSAT-4 ends digital broadcasting services)**		
2000	**JSAT receives NTT Communications Corporation's ownership interest in N-STARa and N-STARb.** **April: Company changes name to JSAT Corporation.** **Aug: JSAT lists on the First Section of the Tokyo Stock Exchange.** **Oct: Launch of JCSAT-110.**	Sept: DirecTV Japan terminates services. Dec: BS digital broadcasting services begin.	Dec: Additional clauses included in Guidelines Concerning the Distinction Between Communications and Broadcasting in Converging New Services.
2001	**July: JSAT invests in Satellite Network, Inc. (SNET)** **Aug: JSAT forms alliance with PanAmSat Corporation of the U.S. and establishes Horizons Satellite LLC in the U.S.**	March: Launch of BSAT-2a.	
2002	**March: Launch of JCSAT-2A.** **June: JSAT receives NTT East Corporation and NTT West Corporation's ownership interest in N-STARa and N-STARb.** **Oct: Established Japan CableCast Inc.** **Dec: JSAT obtains ISO 14001 Certification.**	Feb: Total number of subscribers to SKY PerfecTV! reach the three million mark. March: The PlatOne platform begins broadcasting services. April: Interactive broadcasting and storage-type datacasting service "ep Services" begin. July: SKY PerfecTV!2 begins broadcasting services. Nov: Planning company for businesses using quasi-zenith satellites is established. Dec: NHK and 16 private-sector broadcasters apply for licenses to conduct terrestrial digital broadcasting.	Jan: Enforcement of the Law Concerning Broadcast on Telecommunications Services. Aug: Telecommunications Council submits final report, calling for the elimination of distinctions between Type I and Type II telecommunications carriers set by the Telecommunications Business Law and other reforms.
2003		April: NHK and 16 private-sector broadcasters obtain preparatory licenses for terrestrial digital broadcasting. June: Launch of BSAT-2c.	April: Third Action Plan for the Promotion of Digital Broadcasting formulated.

www.jsat.net/

Pacific Century Place Marunouchi 17-18F,
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218, Japan

Printed in Japan on recycled paper.
2003.07

04 MAR -2 AM 7:21

JSAT



Presentation Material

March 2004

JSAT Corporation

Contents

FY2003 Semi-Annual Results

Financial Information

Company Profile

Growth Strategy (Medium-Term Management Plan)

Appendix

JSAT Corporation

JSAT Corporation

Service Categories

Network-Related Services

Telecommunication Type Services

Network Services for Governmental Organizations, Intranet for Corporate Users (including Star Stream Service and Telecommunication Service utilizing SKY PerfecTV's platform),Services for Type 2 Carriers, SAO, International Data Transmissions, Telecom Carrier Services for NTTGroup, Mobile Services, etc.

Broadcast & Video Distribution Services

Broadcasting Type Services

Broadcasting Services via 124/128/110, Video Transmission Services for both Japan and Foreign Countries, Digital Contents Delivery Service for CATV Operators

Other Services

Satellite Control Services, Experiment, etc.

JSAT Corporation

Summary of the Semi-Annual Results

Higher Performance than Initial Forecast

(Millions of Yen, except Dividend per share, EPS and EBITDA margin.)	For six months ended Sep 2003 (Results)	Sep 2002 (Outlook)	Change	Sep 2002 (Results)
Revenues	21,964	21,800	0.8%	22,069
Operating expenses	16,104	-	-	16,050
(Depreciation)	(8,143)			(8,265)
Operating income	5,859	5,200	12.7%	6,018
Ordinary profit	5,453	5,300	2.9%	5,572
Net income	3,114	3,100	0.5%	2,954
Net operating cash flow	12,785	-	-	14,142
Earnings per share	8,212.30	8,192.28	0.2%	7,726.33
EBITDA	14,018	14,000	0.1%	13,994
EBITDA margin	63.8%	64.2%	-0.4	63.4%

* These Financial results and data, which are unaudited, are based on Japanese GAAP.
* EBITDA represents the total of net income, interest, tax, depreciation and amortization.
* The EBITDA margin is the ratio of EBITDA to revenues.

JSAT Corporation

Overview of Results

(Millions of Yen)	For six months ended Sep 2003 (Results)	Sep 2002 (Outlook)	Change	Sep 2002 (Results)	Change
Revenues	21,964	21,800	0.8%	22,069	99.5%
Cost of services	13,392	-	-	13,186	101.6%
Gross profit	8,572	-	-	8,883	96.5%
Sales & Marketing	2,712	-	-	2,864	94.7%
Operating income	5,859	5,200	12.7%	6,018	97.4%
Ordinary profit	5,453	5,300	2.9%	5,572	97.9%
Net income	3,114	3,100	0.5%	2,954	105.4%

Overview of Results

Gross Profit	Total revenues were strong due to contributions from telecommunications services for the NTT Group and CS110 digital broadcasting services from the outset of the fiscal year. Meanwhile, SKY Perfect Communications Inc.'s consulting service contract with JSAT expired at the previous fiscal year-end. Depreciation expenses and higher in-orbit insurance costs related to the transfer of the N-STARa/b satellites to JSAT drove up the cost of services. Consequently JSAT posted gross profit of 8,572 million yen, a decrease of 311 million yen from the same period of the previous fiscal year.
Operating Income	SG&A expenses mostly tracked JSAT's initial plan. Operating income edged down to million yen to 5,859 million yen, but was still 12.7% higher than our initial forecasts.
Ordinary Profit	In the first half of the previous fiscal year, JSAT recorded financial income and expenses related to the issuance of convertible bonds. Other expenses improved in the first half of the current fiscal year. The main contributing factors were a continuing decline in interest expenses in line with the scheduled repayment of long-term borrowings. As a result, JSAT recorded ordinary profit of 5.453 million yen, 2.9% higher than initial forecasts.

* These Financial results and data, which are unaudited, are based on Japanese GAAP.

JSAT Corporation

Revenues for Each Service

(Millions of Yen)	For the six months ended Sep 2003	Sep 2002	Change
Network-Related Services	8,610	8,386	102.7%
Broadcast & Video Distribution Services	12,984	13,264	97.9%
Other Services	369	418	88.3%
Total	21,964	22,069	99.5%

Current situation of each service

Network-Related Services	JSAT won new service orders from NTT East and NTT West in the previous 2nd quarter, and also began offering these services to NTT DoCoMo in the 2nd quarter ended September 2003. The Company acquired new contracts for its new VSAT service "SAO" and had an increase in the number of occasional uses for video transmission services.
Broadcast & Video Distribution Services	Revenues from CS110 digital broadcasting services were recorded from the beginning of the fiscal year 2003. Meanwhile, SKY Perfect Communications' consulting contract with JSAT expired at the previous fiscal year-end.

* These Financial results and data, which are unaudited, are based on Japanese GAAP.

JSAT Corporation

Cash Flow Data

(Millions of Yen)	For the Semi-Annual ended Sep 2003	Sep 2002
Operating activities (net cash)	12,785	14,142
Income before income taxes	5,462	5,213
Depreciation and amortization	8,143	8,265
Payments for income taxes	(2,831)	(1,549)
Other	2,011	2,213
Investing activities (net cash)	(8,957)	(19,032)
Property and equipment	(7,655)	(4,739)
Business investments	(532)	(151)
Financial investments	(769)	(14,140)
Financing activities (net cash)	(3,275)	8,706
Proceeds form short-term borrowings	325	500
Repayments of short-term borrowings	(2,800)	(2,050)
Proceeds form long-term borrowings	3,400	500
Repayments of long-term borrowings	(3,198)	(7,214)
Proceeds from issuance of convertible bonds	-	20,062
Payments for dividends	(1,317)	(951)
Proceeds from sales of treasury stock	1,719	-
Payments for purchase of treasury stock	(1,402)	(2,139)
Cash and cash equivalents at beginning of year	1,499	865
Cash and cash equivalents at end of year	2,046	4,685

Operating Cash Flow:
- Decrease in depreciation -¥121M
- Increase in payments for income taxes +¥1,282M

Major Investments for Property and Equipment:
- N-STARa/b ¥3,268M
- JCSAT-9 ¥2,020M
- Transmission facilities for JC-HITS ¥974M
- Horizons-1 ¥860M

Total Borrowings:
- Short-Term Borrowings ¥325M
- Long-Term Borrowings ¥38,807M
- Convertible Bonds ¥20,000M

Total ¥59,132M

* These Financial results and data, which are unaudited, are based on Japanese GAAP.

JSAT Corporation

Operating Results for Major Subsidiaries and Affiliates

Satellite Network, Inc. (67.00% ownership)

Revenues:	¥2,335M
Operating Income:	¥101 M
Ordinary Profit:	¥101 M
Net Income:	¥53 M

NTT Satellite Communications Inc. (35.94% ownership)

Revenues :	¥1,482 M
Operating Income :	¥39 M
Ordinary Profit:	¥22 M
Net Income :	¥21 M

Pay Per View Japan, Inc. (20.00% ownership)

Revenues :	¥6,746 M
Operating Income :	¥9 M
Ordinary Profit:	¥5 M
Net Income :	¥5 M

* These Financial results and data, which are unaudited, are based on Japanese GAAP.
* Operating results for Japan CableCast Inc. and JSAT International Inc., which are before commencement of services, are not described.

JSAT Corporation

Summary of the 2nd Quarter Operating Results

(Millions of Yen, except Dividend per share, EPS and EBITDA margin.)	For three months ended			
	Sep 2003	Sep 2002	Change	Sep 2002
Revenues	11,082	11,422	97.0%	10,881
Operating expenses	8,158	7,994	102.1%	7,946
Operating income	2,924	3,428	85.3%	2,934
Ordinary profit	2,557	3,576	71.5%	2,896
Net income	1,511	1,843	82.0%	1,603
Net operating cash flow	4,637	5,593	82.9%	8,148
Earnings per share	3,976.49	4,828.30	82.4%	4,236.42
EBITDA	6,951	7,470	93.1%	7,066
EBITDA margin	62.7%	65.4%	-2.7	64.9%

* These Financial results and data, which are unaudited, are based on Japanese GAAP.
* EBITDA represents the total of net income, interest, tax, depreciation and amortization.
* The EBITDA margin is the ratio of EBITDA to revenues.

JSAT Corporation

Overview of Results

(Millions of Yen)	For three months ended			
	Sep 2003	Sep 2002	Change	Sep 2002
Revenues	11,082	11,422	97.0%	10,881
Cost of services	6,812	6,639	102.6%	6,580
Gross profit	4,270	4,782	89.3%	4,301
Sales & Marketing	1,345	1,354	99.3%	1,366
Operating income	2,924	3,428	85.3%	2,934
Ordinary income	2,557	3,576	71.5%	2,896
Net income	1,511	1,843	82.0%	1,603

Overview of Results	
Revenues	Total revenues declined slightly from the same period of the previous fiscal year. This reflected bandwidth reductions, shifts to highly efficient system-based applications and the expiry of the consulting contract with SKY Perfect Communications. Meanwhile, the services for NTT DoCoMo launched in the second quarter began contributing to revenues growth.
Operating Income	Operating income decreased year on year mainly due to higher operating expenses, such as depreciation expenses on N-STARa/b satellites, which were recently transferred to JSAT.
Ordinary Profit	There was a marginal decline in ordinary profit as compared to the same period of the previous fiscal year and the first quarter of this fiscal year. However, financial expenses improved due to a decrease in interest expenses following the scheduled repayment of long-term debt.

* These Financial results and data, which are unaudited, are based on Japanese GAAP.

JSAT Corporation

Revenues for Each Service

(Millions of Yen)	FY03 2Q	FY02 2Q	Change	FY03 1Q	FY02 1Q	FY02 3Q	FY02 4Q
Network-Related Services	4,402	4,288	2.7%	4,207	4,098	4,276	4,237
Broadcast & Video Distribution Service	6,515	6,945	-6.2%	6,468	6,318	7,023	7,060
Other Services	163	188	-13.3%	205	229	194	259
Total	11,082	11,422	-3.0%	10,881	10,647	11,494	11,557

Current situation of each service

Network-Related Services

Second-quarter revenues increased 2.7% to 4,402 million yen on the back of strong revenues from the service for NTT DoCoMo launched in the second quarter of fiscal 2003 and won new orders for the SAO service using compact VSATs and occasional use of video transmission and other services.

Broadcast & Video Distribution Services

Second-quarter revenues declined 6.2% year on year to 6,515 million yen due to the expiry of SKY Perfect Communications' consulting contract with JSAT related to CS digital broadcasting services.

* These Financial results and data, which are unaudited, are based on Japanese GAAP.

JSAT Corporation

Cash Flow Data

(Millions of Yen)	For three months ended Sep 2003	Sep 2002	June 2003
Operating activities (net cash)	4,637	5,593	8,148
Income before income taxes	2,566	3,217	2,896
Depreciation and amortization	4,179	3,993	3,964
Payments for income taxes	8	0	(2,840)
Other	(2,117)	(1,617)	4,128
Investing activities (net cash)	(6,406)	262	(2,550)
Property and equipment	(5,641)	(4,044)	(2,014)
Business investments	(527)	(90)	(5)
Financial investments	(238)	4,397	(531)
Financing activities (net cash)	896	(4,346)	(4,171)
Proceeds form short-term borrowings	325	-	-
Repayments of short-term borrowings	(800)	(550)	(2,000)
Proceeds form long-term borrowings	3,400	500	-
Repayments of long-term borrowings	(2,116)	(2,116)	(1,082)
Proceeds from issuance of convertible bonds	-	62	-
Payments for dividends	(228)	(103)	(1,088)
Proceeds from sales of treasury stock	1,719	-	-
Payments for purchase of treasury stock	(1,402)	(2,139)	-
Cash and cash equivalents at beginning of year	2,932	3,153	1,499
Cash and cash equivalents at end of year	2,046	4,685	2,932

* These Financial results and data, which are unaudited, are based on Japanese GAAP.

Trend of Quarterly Results


Revenues
Operating income
Ordinary profit
Net income
(Millions of Yen)
(Millions of Yen)
12,000
10,000
8,000
6,000
4,000
2,000
0
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
FY02_1Q FY02_2Q FY02_3Q FY02_4Q FY03_1Q FY03_2Q

* These Financial results and data, which are unaudited, are based on Japanese GAAP.

Outlook for the Year Ending Mar. 2004

Outlook for FY03 remains unchanged


Revenues
Operating income
Ordinary profit
Net income
(Millions of Yen)
(Millions of Yen)
50,000
40,000
30,000
20,000
10,000
0
15,000
12,000
9,000
6,000
3,000
0
45,400
(expected)
21,964
10,881
1Q
Semi-Annual
Annual

* These Financial results and data are based on Japanese GAAP.

Contribution to Shareholders

Dividend Increase

< FY2001 >

Ordinary Annual Dividend per Share

5,000 Yen

(Payout Ratio:33.8%)

Dividend Increase

< FY2002 >

Ordinary Annual Dividend per Share

6,000 Yen

(Payout Ratio:36.2%)

< FY2003 >

Semiannual Dividend per Share

3,000 Yen

Ordinary Annual Dividend per Share

6,000 Yen (Forecast)

Further Acquisition of Treasury Stock

➢Acquisition Plan for Year Ending Mar. 2004

Resolution at Annual Shareholder's meeting, June 2003	Total No. of Shares	Up to 45,000 Shares
	Aggregate Value	Up to 22.5 Billion Yen

➢As of January 5, 2004

Shares repurchased from June 26, 2003 to December 26, 2003	Total No. of Shares	7,235 Shares
	Aggregate Value	Approx. 3.2 Billion Yen

Operating Revenues & Net Income

JSAT Corporation

Operating Revenues



(Millions of Yen)
50,000
40,000
30,000
20,000
10,000
0
26,986
38,160
40,783
45,121
45,400
2000
2001
2002
2003
2004
Year ended March,
(Outlook)

Operating Income, Ordinary Profit & Net Income



(Millions of Yen)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
7,966
5,766
3,121
11,614
9,923
5,026
12,014
10,352
5,621
12,587
12,046
6,202
11,300
11,100
6,400
2000
2001
2002
2003
2004
Year ended March,
(Outlook)
Operating Income
Ordinary Profit
Net Income

* These Financial results and data, which are unaudited, are based on Japanese GAAP.

Revenues for Each Service

Telecom Business



(Millions of Yen)
14,000
12,000
10,000
8,000
6,000
4,000
2,000
0
10,037
11,127
12,062
12,618
2000 2001 2002 2003
Year ended March,

Satellite Broadcasting



(Millions of Yen)
24,000
20,000
16,000
12,000
8,000
4,000
0
14,151
16,899
17,999
21,074
2000 2001 2002 2003
Year ended March,

Telecom Carrier



(Millions of Yen)
10,000
8,000
6,000
4,000
2,000
0
2,579
8,922
8,732
9,360
2000 2001 2002 2003
Year ended March,

* These Financial results and data, which are unaudited, are based on Japanese GAAP.

EBITDA / Cash Flow



(Millions of Yen)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
29,000(予)
00/3 01/3 02/3 03/3 04/3
(Outlook)
EBITDA



(Millions of Yen)
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
(※)
00/3 01/3 02/3 03/3
Operating Cash Flow
Payments for Property and Equipment

(※)Acquisitions of transponders on N-STARa and N-STARb satellites were included.
1. These Financial results and data, which are unaudited, are based on Japanese GAAP.
2. EBITDA represents the total of net income, interest, tax, depreciation and amortization.
3. The EBITDA margin is the ratio of EBITDA to revenues.

JSAT Corporation

Financial Indicators



Total Debt to Equity Ratio
Total Debt
Shareholders' equity
Total Debt to Equity Ratio
(Millions of Yen)
00/3 01/3 02/3 03/3
Total Debt to EBITDA
Total Debt
EBITDA
Total Debt / EBITDA
(Millions of Yen)
00/3 01/3 02/3 03/3
Total Debt to Operating Cash Flow
Total Debt
Operating Cash Flow
Total Debt / OCF
(Millions of Yen)
00/3 01/3 02/3 03/3

* These Financial results and data, which are unaudited, are based on Japanese GAAP.

JSAT's Business Development

- After a tough period early in its history, JSAT has achieved consecutive increases in revenue over the last eight fiscal periods and consecutive increases in operating income over the last six fiscal periods.
- JSAT has emerged as Asia's leading satellite communications operator, making its debut on the Tokyo Stock Exchange (TSE) First Section in 2000.



(billion ¥)
1985
Japan Communications Satellite Company, Inc. (JCSAT), and Satellite Japan Corporation (SAJAC) are established.
1989
JCSAT-1 satellite is launched. Services commence.
1992
Analog CS broadcasts commence.
1993
Japan Satellite Systems Inc. (JSAT) is formed through the merger of JCSAT and SAJAC.
1996
Digital CS broadcasts commence.
1998
Commence services for SKY PerfecTV! using two satellites.
1999
Acquire 60%-ownership interests in N-STARa and N-STARb satellites (Ka band, Ku band).
2000
Accumulated deficit is eliminated. Stock is listed on the TSE First Section. Company name is changed to JSAT Corporation.
2002
CS110 digital broadcasting services commence.
Revenues
Operating Income
After-tax Income
FY89 FY90 FY91 FY92 FY93 FY94 FY95 FY96 FY97 FY98 FY99 FY00 FY01 FY02 FY03 (Projection)

1st Phase (Start-Up) — 2nd Phase (Growth) — 3rd Phase

Mainly targeted large-volume telecommunications users
Stagnant market before the advent of multichannel CS digital broadcasting

Growth propelled by the commencement of SKY PerfecTV! and the acquisition of interests in N-STARa and N-STARb *Achieved listing on the TSE First Section*

The new JSAT

* These financial data is based on Japanese GAAP

JSAT Group

JSAT

- 100.00% — JC-HITS — Japan CableCast Inc. — Digital Content distribution services for CATV operators
- 67.00% — SNET — Satellite Network, Inc. — Satellite service provider
- JSAT International Inc. — Satellite communications provider in the U.S. — Horizons Satellite LLC
- 35.94% — NTT Satellite Communications, Inc. — IP-based satellite service provider
- 20.00% — Perfect choice — Pay Per View Japan, Inc. — Pay-per-view program supplier

21

Satellite Fleet

- 9 satellites in 8 orbital slots with 1 backup satellite
- Successful launch track record
- Stable satellite operation in the past
- Newly launched Horizons-1 with PanAmSat to capture the US market



Horizons-1
(127W)
JSAT-PanAmSat co-owned satellite launched in October 2003.
36,000km
JCSAT-4A
(124E)
JCSAT-3
(128E)
JCSAT-2A
(154E)
JCSAT-1B
(150E)
JCSAT-110
(110E)
JCSAT-R
(Backup)
N-STARa
(132E)
N-STARb
(136E)

JSAT Corporation

22

JSAT Corporation

Business Domain

	Network-Related Services			Broadcast & Video Distribution Services	
	Domestic	Global	NTT	Broadcasting	Video Distribution
JCSAT-1B	·Network Services for Governmental Organization and Corporate Users ·Telecom Services using SKY PerfecTV! Platform · Satellite intranet services and integrated satellite communication services by G-NET	·Data Distribution, Internet Backbone ·Capacity Expansion by JCSAT-2A	NTT		·Video Distribution, Internet Backbone ·Capacity Expansion by JCSAT-2A
JCSAT-2A				CS-PCM	
JCSAT-3				SKY PerfecTV!	
JCSAT-4A				Perfect choice	JC-HITS (planned)
N-STARa			NTT · NTT group is using transponder capacity for their telecom services.		
N-STARb					
JCSAT-110				SKY PerfecTV! 2	
Horizons-1		Joint Venture with PanAmSat.			Joint Venture with PanAmSat.

JSAT Corporation

Satellite Coverage

North America

- Joint venture with PanAmSat
- Successful launch of Horizons-1 in Oct. 2003

Europe

- R&D for interactive satellite network system in cooperation with SES Astra



Asia-Pacific Region

- Expansion of Int'l service via JCSAT-3 and JCSAT-2A
- Conclusion of a joint sales agreement with PanAmSat

JSAT Corporation

Advantages of Satellite

Large Coverage Area

— The service area of each satellite covers a third of the earth's surface.





Simultaneous Access

— Using satellite communications, the same data is sent to multiple destinations at once.

Flexibility & Disaster Readiness



— Satellite can provide the backbone for an emergency communications system, when an earthquake or other disaster strikes.

— Satellite communications stations can be added, relocated or removed easily using relatively small antennas.

How to Hedge Particular Risks with Satellite Business

What if satellite launch failed?

➢Launch Insurance Covers CAPEX for Satellite



- JSAT employs reliable launch services with successful track record
- Launch insurance covers satellite manufacture costs, launch costs and the cost of the insurance itself.

What if satellite had troubles?

➢Backup Satellite 'JCSAT-R' Keeps Services Going

- Backup satellite 'JCSAT-R' is in standby in case of unexpected failure
- 'JCSAT-R' locates between the satellites mainly utilized for broadcasting services, which have significant number of subscribers

Note: Each satellite basically has built-in redundant system, which enables satellite to switch to the backup system at the first step in case of failure.



Consecutive Services with Great Reliability

In the area of satellite control?

➢Two Satellite Control Centers Maintain a Robust Backup Structure

- Yokohama Satellite Control Center (YSCC) carries out 24-hour monitoring of the satellite fleet
- Should the YSCC become nonoperational, control of the satellite automatically switches to the backup facility, Gunma Satellite Control Station


<Back-up>
Gunma Satellite Control Station
Yokohama Satellite Control Center

How to cover the loss of satellite failure?

➢In-orbit Insurance Covers Book Value of Satellite

- JSAT takes out in-orbit insurance, which covers the book value of a satellite should if suffer operational failure
- JSAT insures all its satellites in order to avoid critical account loss

JSAT's Position in Global Fixed Satellite Market

6th Largest Satellite Operator of the World

Rank	Satellite Operator	Country	2002 Revenue ($)	Satellites in Orbit
1	SES Global	Luxembourg	1.41 billion	41
2	Intelsat Ltd.	U.S.	992.0 million	26
3	PanAmSat Corp.	U.S.	812.3 millioin	23
4	Eutelsat S.A.	France	690.8 million	23
5	Loral Skynet	U.S.	391.2 million	7
6	JSAT Corp.	Japan	380.8 million	9
7	Telesat Canada	Canada	207.4 million	5
8	New Skies Satellites	Netherlands	200.5 million	6
9	Space Communications Corp.	Japan	199.8 million	4
10	Arabsat	Saudi Arabia	147.0 million	5

Source: Space News, June 23, 2003
Company's website

JSAT's Position in Asia-Pacific Region

No. 1 Satellite Operator in Asia-Pacific Region

Rank	Satellite Operator	Country	2002 Revenue ($)	Satellites in Orbit
1	JSAT Corp.	Japan	380.8 million	9
2	Space Communications Corp.	Japan	199.8 million	4
3	Asiasat	Hong Kong	122.0 million	4
4	Shin Satellite	Thailand	115.5 millioin	3
5	KT Corp.	South Korea	104.0 million	3

Source: Space News, June 23, 2003
Company's website


JSAT's Future Business Vision
JSAT's Future Business Vision
"Satellite + video image" solutions provider
Support for broadcasting /CATV operators' conversion to digital formats
Domestic + global
Fixed satellite service (FSS) + mobile/ubiquitous services
JSAT's Path to the Future
JSAT's core competencies
"Satellite + video image" solutions provider
"Broadcasting/telecommunications convergence" solutions provider
Changes occurring in the external operating environment (opportunities)
Broadcasting operators seeking to accelerate their switch to digital formats
Shipments of digital television sets shift into full swing leading to the rapid spread of digital TV
Video equipment goes high-resolution with advanced functions
Video communications firmly take root
Differentiation between Type I and Type II telecommunications carriers will be abolished
Changes occurring in the external operating environment (threats)
Intensified competition with terrestrial networks
Diversified broadcasting platforms
Current Businesses
Centered on selling transponder capacity
Focused on the domestic market
Specialized in FSS (Fixed satellite service)
29


3rd Phase Strategies
Between fiscal 2004 and fiscal 2006, JSAT will focus on implementing necessary changes and preparing for its future as a satellite solutions provider and global corporate entity, thereby positioning itself to achieve sharp growth in revenue and income in the years that follow.
2003
Change / Preparation
2006
Expansion / Growth
2008
Contribution to our customers' businesses
Present
•Centered on selling transponder capacity (solutions-related sales account for 10% of net sales)
•Pushing forward with DTH services (SKY PerfecTV!)
•Business largely domestic (Overseas sales account for 3% of net sales)
•Primarily provides FSS (Fixed satellite service)
Principals Strategies for Future Growth
Develop solutions business ("satellite + video image", "Broadcasting/telecommunications Convergence")
Support broadcasters' migration to digital formats
Expand global business
Offer services for mobile applications
Revamp and bolster sales activities
Synergy creation—Group management
Partnerships/ alliances
Future
•Solutions business firmly established (accounting for over 30% of net sales)
•Support for CATV operators'/broadcasters' conversion to digital technology (JC-HITS breaks even)
•No. 1 in Asia (Overseas sales account for over 15% of net sales)
•A provider of broadband mobile services

Medium-Term Management Plan

Current fiscal year	Three years from present	Five years from present
FY 2003 (Forecast)	FY 2006 (Target)	FY 2008 (Target)
Revenues :¥ 45.4 billion	Revenues :¥ 54 billion	Revenues :¥ 71 billion
EBITDA:¥ 29 billion	EBITDA:¥ 31 billion	EBITDA: ¥ 40 billion
ROE:6.5%	ROE: Over 6.5%	ROE: Over 10%

* These figures are based on Japanese GAAP.

Business Policy based on Mid-term Management Plan



Continuous Growth both in Revenue and Profit on Mid-term basis

Aggressive Sales Activities to expand Business Domain

High Dividend Yield to be sustained for Shareholders

Solid Financial Performance
Debt Equity Ratio: 64 %, Rating for Long-term Debt is A*

ROE to exceed 10% at FY2008

* Long-term debt has been rated A by Rating and Investment Information, Inc.

Development of Solutions-Based Business

- JSAT will develop a solutions-based business utilizing its core competencies, aiming to increase the solutions-related sales accounting over 30% of net sales.
- Each Group company will form partnerships with appropriate vendors to provide one-stop sales.



JSAT Group and Partners
Facilities
Maintenance /operation
Sales
Efficiency through integration, thereby maximizing the benefits of full-service capabilities
JSAT Group
Partnering
SKY Perfect Communications
Systems Integrators/Vendors
NTT Group
Collaboratively develop hybrid satellite + terrestrial businesses
"Satellite + video image" solutions
"Broadcasting/telecommunications convergence" solutions
Niche market creation /development
Basic Service Lineup of the JSAT Group
•Video transmission
•IP multicasting services (platform)
•Hybrid packages provided in cooperation with the NTT Group
End-to-end services /operation
Maintenance/operation outsourcing services
[redacted]
YSCC: Yokohama Satellite Control Center
Service providers
B2B2C, etc.
Corporations
Intracompany use, B2B, etc.
Government agencies
e-Japan, etc.
Licensed broadcasters
New business, etc.

Expanding JSAT's Global Business

- To establish the No. 1 player with centripetal force and influence in Asia (Target composition of total revenues for FY 2008: over 15%)

Expanding JSAT's Global Business

Build Alliances

- Alliances and joint sales with PanAmSat and SES Global
- Will consider sale of transponder capacity and joint satellite launches in the Pacific Ocean, Indian Ocean and Atlantic Ocean regions
- Will consider pooled ownership for new and replacement satellites to cut costs

Increase Sales within Existing Demand Base

- Sale of transponder capacity on Horizons-1
- Strengthen JSAT's international sales force and bolster sales channels Flexible pricing
- Aggressive marketing to Japanese companies for their US-based communications networks and US government-related business

Develop Regional Strategies

【Strategic Areas】
- Asia/Oceania
- North America
- China

【New Areas】
- Indian Ocean region
- Atlantic Ocean region

Provide Solutions and Value-Added Services

- Packaged solutions, including satellite and submarine cables
- End-to-end services

Current Status of Horizons Project

JSAT Corporation

North America: Successful launch of Horizons-1



A Sea Launch rocket with Horizons-1 on board just blasted off from the launch platform in the Pacific Ocean.

- Horizons-1 was successfully launched on Oct. 1, 2003 (JST)
- The first Asian satellite operator holding a satellite covering North America
- JSAT and PanAmSat are jointly conducting active marketing activities with a view to beginning services in FY2004
- Targeting demands for video transmission in North America and telecommunications links between Asia and the U.S.

Basic Structure of the Horizons Project


JSAT
PanAmSat.
100% Investment
(US$50M)
JSAT International Inc.
(Sales & Marketing in North America)
50% Investment
(US$50M)
Transponder lease
50% Investment
(US$50M)
Transponder lease
Horizons Satellite LLC
(To be licensed by Japanese government as a Type 1 telecommunication carrier)

- Joint Purchase of a Satellite, "Horizons-1"
- Operation of a Ku-band Satellite Communications Business using a Satellite to be Positioned at 127W

Mobile BB Market

JSAT Corporation


Satellites' strength:
Large Coverage, Simultaneous Access, High Capacity
More BB Demand:
Air / Marine
New Demand
Expected
BB Market for
Aircrafts
BB Market for
Vessels
Strategic Alliance Partners
Applications
Development
Strategic
Alliance
Overseas
Satellite Operator
Major Telecom Companies
Providing
New Services

- More BB (Broad Band) demand is expected for air / marine travel
- We are co-developing applications which effectively utilize the strengths of satellite communications

Supporting Broadcasters' Migration to Digital Formats

■To complement the broadcasting industry's move to digital formats, JSAT will provide "Satellite + video image" solutions. This will contribute to the expansion of multichannel broadcasting.



Present
Future
2003
Commencement of terrestrial digital TV services (Tokyo/Osaka/Nagoya)
2011
End of terrestrial analog TV services
Solution services for TV stations
•relay circuits for mountainous regions and offshore islands, etc.
2003
Start of digitization for CATV services
2010
Target date for the completion of CATV digitization
JC-HITS project
•Solutions supporting CATV operators' conversion to digital technology
•Support for CATV operators' move to multichannel services
2002
Commencement of CS110 services
SKY PerfecTV!2
Shift to high-resolution
2000
Commencement of digital BS services
Shift to high-resolution / Solutions for advanced functionality
1996
Commencement of CS digital services
SKY PerfecTV!
Subscribers exceed 3.5 million
Shift to high-resolution

JC-HITS: Current Status

JC-HITS···
- provides digitized contents for the multi-channel services to CATV subscribers.
- offers the new pay service scheme for CATV operators.
- offers one-stop solution service compatible with digitized equipments.
- has been expanding its sales activities.

(The CATV operators shown below have decided to introduce JC-HITS Service.)



JC-HITS
Starcat Cable Networks Co.,Ltd.
(Approx. 60,000)
Tokyo Digital Network (TDN)
(12 CATV Operators / Approx. 200,000)
Konkoh, Tamashima, Kasaoka, Ibara
(Approx. 2,000)
Tokai Digital Network Center (TDNC)
(20 CATV Operators / Approx. 250,000)
ZTV Corporation
(Approx. 50,000)
CATV Operators scheduled to adopt JC-HITS (No. of Subscribers)
Heartnetwork Co.,LTD
(Approx. 14,000)

Overview of JC-HITS Service

What's JC-HITS ?

- Satellite-based digital content distribution service for CATV operators
- CATV operators enjoy value-added services with minimal investment.

Market & Objectives

- Among 48 million households, approximately 23 millions receive CATV broadcasts.
- CATV operators need digitization, ①harmonized with terrestrial broadcasting services digitization trend, ②with less investment exposure, ③to offer more channels.
- JC-HITS targets 15 million households of CATV.



CATV Multi-channel
4.65 mil. households
CATV (for sight or hearing-impaired)
8.0 mil.

Advantages of JC-HITS

Advantages for CATV Operators

- **Minimal investment and Operating Costs for Digitization**
  Use the Transmodulation System Distribute programs in C-CAS*1 format to head-ends
- **Clear Benefits for Viewers**
  Provide the first pay-per-view programs for CATV operators' revenue increase
- **Flexibility in System Construction**
  Complied three C-CAS formats with the Japan Cable Laboratories standards

Advantages for JSAT Group

- **Introduction of Variable-fee plan for Revenue Expansion**
  JSAT expects variable-fee plan linked the number of STBs*2 and revenue from PPV service.

*1 CAS (Conditional Access System) : CAS restricts viewer access to pay-per-view broadcasting services on cable TV, and CS and BS digital broadcasting. The system ensures that viewers have access only to channels stipulated by the individual subscription contracts, and also monitors program viewing information. C-CAS is the general term for CAS standards used by cable TV operators, and is compatible with three standardized formats.

*2 STB (Set-Top Box) : Set-top boxes refer to digital broadcast reception terminals installed in viewers' homes, and are needed to view fee-based broadcasting services such as cable TV, and CS and BS digital broadcasting.

▶ JC-HITS Service Flow


Program suppliers
Program supply agreement
(as before)
Program supply
Fees
Transmission management fees
Transmission management fees
JSAT
Digital contents transmission center usage fees / uplink fees
Transponder fees
CABLOCAST
(100% ownership by JSAT)
PPV content provision
Program distribution service
Service fees
PPV contents fees
(revenue sharing)
CATV
Broadcasting Service Provision
Broadcasting Service fees
Subscribers
* Capital investment in a digital contents transmission center and up link facilities
* Operation and maintenance of such facilities
PPV content provision
PPV content fees
(revenue sharing)
PPV content providers

▶ Current Status of JC-HITS

JC-HITS

- ✓ System construction is in smooth progress
  (Distribution will be commenced from
  the end of February, 2004)
- ✓ Approx. 50 CATV operators scheduled to adopt JC-HITS
- ✓ Sales activities underway with another 120 CATV operators
- ✓ The program line-up with 64 channels

JC-HITS Business Plan and Target

Target number of CATV stations: 100 (fiscal 2005)

Target number of subscribers to the service:
1 million (fiscal 2007)

Single-year break-even target:
Fiscal 2007

- Achieved preliminary intent of introducing the services more than 60 CATV stations
- Secured attractive 60 channels content base
- Passed the experiment use by the Japan Cable Laboratories
- Support CATV operators to develop value-added business

Building a Stronger Relationship with NTT Group

JSAT Corporation

Provision of Transponder Capacity for NTT Group

NTT Communications Corp.
NTT East Corporation
NTT West Corporation
NTT DoCoMo, Inc.

>Acquisition of interests in each of two N-STAR satellites

>Provision of transponder capacity on a long-term basis

N-STAR a, N-STAR b, JCSAT-2A



* JSAT provides satellite links to the NTT Group via N-STARa and N-STARb, in which JSAT acquired ownership, and JCSAT-2A.

Business Activities

- Providing satellite-based Intranet services via NTT Satellite Communications inc.
- Building closer ties between JSAT's services and the NTT Group's solutions-based marketing activities
- Expanding mobile broadband services
- Launching broadband services combining satellite and terrestrial lines

JSAT Corporation

Alliance with NTT Group: New Agreement with NTT DoCoMo

Ownership in N-STAR satellites

Until July 31, 2003

Transponder	Ownership
Ku、Ka、C	70%: JSAT
C、S	30%:NTT DoCoMo

As from August 1, 2003

Transponder	Ownership
Ku、Ka、C、S	100%: JSAT

Applications

Company	Transponder	Applications
NTT Communications	Ku、Ka	Back-up circuits, disaster readiness, TV relay links
NTT East	C	Communications with remote islands, disaster readiness
NTT West	C	Communications with remote islands, disaster readiness
NTT DoCoMo	C、S	Satellite mobile communications service (WideStar®)

* JSAT provides satellite links to the NTT Group via N-STARa and N-STARb, in which JSAT acquired ownership, and JCSAT-2A.

JSAT Corporation

JCSAT-9 Lease to NTT DoCoMo

NTT DoCoMo ← Lease agreement for partial transponder capacity on JCSAT-9 (Design life period) ← JSAT

JCSAT-9 (Successor to N-STARa)		
	Orbital position	132 E
	Satellite specifications	FSS mission: Ku-band, C-band MSS mission: C-band, S-band
	Design life	12 years
	Services	FSS: dedicated satellite com. services, etc. MSS: mobile satellite com. services
	Manufacturer	Lockheed Martin Commercial Space Systems
	Launch schedule	Year 2005

(image)

JSAT Corporation

Introducing New VSAT Service "SAO"

SAO offers emergency backup circuits for enterprise users

* SAO:「Shared but Always On」

Promotion by introducing a fixed fee plan links to the number of terminals

➢**Low Price** : Approx. ¥500,000 / terminal
➢**Fixed Fee** : Approx. ¥30,000 / terminal / month
➢**Interface** : TCP/IP, X.25, SDLC, etc.



Targeted Market

- Backup circuits for financial sectors' online data
- Backup circuits for energy sectors' monitoring and controling system
- Emergency communications system for autonomys or corporations in evacuation areas
- Emergency communications system for the corporations which have number of branchs spread all over Japan

JSAT Corporation

R&D for Total Solutions

Joint development for Luneberg lens antenna "*Lune-Q*"


370mm

➢JSAT developed a hemispherical antenna with the Luneberg lens. (Jointly developed with Sumitomo Electric and Sumitomo Corp.)

➢New Antenna is able to receive data simultaneously from multiple geostationary broadcasting and communication satellites in orbital slots from 110 to 154 degrees east.


154E
150E
136E
132E
128E
124E
110E
JCSAT-2A
JCSAT-1B
N-STARb
N-STARa
JCSAT-3
JCSAT-4A
JCSAT-110
BS

CS110 Broadcasting Services

Variable Fee Plan : Fee Model for 1 Transponder (48 slots)



(Millions of Yen / yr.)
1,800
1,600
1,400
1,200
1,000
800
600
400
200
0
Step-up Minimum Fee
0 500 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 5,500 6,000
(Number of Subscribers on JCSAT-110 / thousand)
*1 Only Step-up minimum fees are charged until the end of FY2003
*2 Fee linked to total No. of Subscribers will be capped with 5 million subscribers.

Spread Model of CS 110 Broadcasting Services



Variety of Special Channels
Acquire new Subscribers
Dual Subscription
BS Analogue
SKY PerfecTV!
More Value Added Services ex. PPV
•Shift to Digital Service
•Penetration of subscription infrastracture by STB built-in-type TV set
Expansion of Market by Compatible STB

CS110 Licensed Broadcasters

Platform	Satellite	Licensed Broadcaster	No. of Channels TV	RADIO	DATA	Contents	Shareholders
SKY PerfecTV/ 2	JSAT	Hollywood Beams	4			Hollywood movies	Itochu Corp., Tohokushinsha, SONY, News Corp.
		Active Sports Broadcasting	7			Sports programs	J Sky Sports, Space Vision Network
		Multichannel Entertainment	5			Music, Cartoons, Sports, Promotion	Sky Perfect Communications, JSAT
		Satellite Service	5		1	Teleplays, Shopping, etc.	Fuji TV, Sankei Simbun, Sumitomo Corp.
		CS Oneten	7		1	CNN, BBC, etc.	Hitachi, TV Asahi, Toppan
		CTBS	6		3	Teleplays, Shopping, Cartoons	TBS, Mitsui Corp., Recruit
		CS Kyushu	1		1	Information on Kyushu and Asia	Iwasaki Corp., Kagoshima Transportation
		CS Movies	6			Japanese movies	Eisei-Gekijo, Toei, Imagica, JSAT
		Total No. of Channels	41	0	6		
	SCC	Hankyu Corp.	1		1	Takarazuka Revue	Nippon Life Insurance, UFJ, Mitsui Sumitomo Bank
		CS Now	1			Overseas programs	PCCW Japan
		InteracTV	7		1	News, Cartoons, Shopping	Jupiter Satellite, Nikkei, TV Tokyo
Plat One		CS WOWOW	6			Pay Per View programs, Shopping	WOWOW, Fujitsu
		Japan MediArk Co, Ltd.			3	Data programs	Jiji Press, Kyodo News, Dentsu
		Japan BS			2	Data programs	Bic Camera, Bic P Kan
		Mega Port			4	Data programs	Mainichi Daily News, Kadokawa Shoten
		CS Japan	6		1	News, Sports, Education	Nippon TV, Yomiuri Shimbun, Teikyo Univ.
		Space Teria	1	20		Radio programs	Mitsubishi Corp., FM Tokyo
		EP Broadcasting	2		1	Caching type broadcasting service	Matsushita, Toshiba, Hitachi
		Total No. of Channels	24	20	13		

* No. of Channels could be changed.

Satellite Fleet Plan

Present

- Following the launch of Horizons-1 (October 1, 2003), JSAT operates a fleet of nine satellites positioned in eight orbital slots
  (largest in Asia, includes one backup satellite)
- Extremely reliable operational record

→ Continue efforts to maintain and increase reliability



Horizons-1
(127W)
36,000km
JCSAT-4A JCSAT-3
(124E) (128E)
JCSAT-2A
(154E)
JCSAT-1B
(150E)
JCSAT-110
(110E)
JCSAT-R
(Backup)
N-STARa
(132E)
N-STARb
(136E)

Future

Procurement

- New Satellites
- Replacement Satellites

Most advanced Satellite procurement know-how in Asia

Reduced satellite procurement costs assured profitability

New capacity
- New coverage areas
- Additional frequencies

New functions
- Mobile applications

Joint satellite procurement with other operators
- Reduced investment requirements
- Higher utilization — assure profitability

JCSAT-9
(Successor to N-STARa)
: Planned launch in late 2005

- S-band transponders for Use by NTT DoCoMo
- C-band transponders for expanded Asian coverage

Appendix

JSAT Corporation

High Profitability (1)

➤ EBITDA Margin Comparison (FY2002)


80%
60%
40%
20%
0%
15.8%
11.7%
11.1%
6.6%
62.9%
34.3%
19.2%
29.6%
37.6%
Nippon Television Network
Tokyo Broadcasting System
Fuji Television
Asahi National Broadcasting
JSAT
NTT
KDDI
Japan Telecom-H
NTT DoCoMo

Source: Company data, FactSet Research Systems, Inc.

JSAT Corporation

High Profitability (2)

➤ High Profitability Leading to Ample Cash Flow


60.0%
50.0%
40.0%
30.0%
20.0%
10.0%
0.0%
Operating Cash Flow / Revenues
JSAT (FY2002)
JSAT (FY2001)
NTT DoCoMo
Japan Telecom-H
NTT
KDDI
Fuji Television
TBS
Nippon Television Network
TV Asahi
0.0%
10.0%
20.0%
30.0%
40.0%
Operating Income / Revenues

Source: Company filings (FY2002)

High Dividend Yield

Dividend Yield Comparison ※(FY2002)


2.0%
1.5%
1.0%
0.5%
0.0%
0.79%
0.66%
0.36%
0.50%
1.59%
0.98%
0.41%
0.31%
0.18%
Nippon Television Network
Tokyo Broadcasting System
Fuji Television
Asahi National Broadcasting
JSAT
NTT
KDDI
Japan Telecom-H
NTT DoCoMo

Source: Bloomberg
※ Used average share price as of July 2003

Dividend per 1 Round Lot Comparison

Annual Dividend Comparison (FY2002)


¥6,000
¥5,000
¥4,000
¥3,000
¥2,000
¥1,000
¥0
1,200
1,000
1,750
700
6,000
5,000
2,095
1,200
500
Nippon Television Network
Tokyo Broadcasting System
Fuji Television
Asahi National Broadcasting
JSAT
NTT
KDDI
Japan Telecom-H
NTT DoCoMo

Source: Company filings (FY2002)

JSAT Corporation

Ten Major Shareholders

(As of September 30, 2003)

Name of Shareholder	No. of Shares	Percentage of Voting shares held
Mizuho Trust & Banking Co., Ltd. (Pension trust account for ITOCHU Corporation)	65,593	17.30%
NTT Communications Corporation	62,900	16.59%
Japan Trustee Services Bank, Ltd. (Pension trust account for Sumitomo Corporation)	48,279	12.73%
Japan Trustee Services Bank, Ltd. (Pension trust account for Mitsui & Co., Ltd.)	41,113	10.84%
UFJ Trust Bank Ltd. (Trust account A)	26,132	6.89%
Nippon Television Network Corporation	22,501	5.93%
Japan Trustee Services Bank, Ltd. (Trust account)	9,666	2.54%
The Master Trust Bank of Japan, Ltd. (Trust account)	7,836	2.06%
NTT DoCoMo, Inc.	4,749	1.25%
Nippon Telegraph and Telephone West Corporation	3,912	1.03%

* JSAT does not hold shares in any of the above companies.
* The above excludes 3,070.5 treasury shares held by JSAT.
* The percentage of voting shares held represents percentage figures relative to the total number of voting shares of 379,115 shares. This figure is determined by subtracting 3,070.5 JSAT-held treasury shares, 3 odd-lot shares and 966 shares registered under the Japan Securities Depository Center, Inc. (JASDEC) from the total number of shares issued of 383,154.5 shares.

JSAT Corporation

JSAT

If you have any questions, please contact:

Corporate Communications &
Investor Relations Department

TEL +81-3-5219-7778
FAX +81-3-5219-7878
E-Mail: investors@jsat.net

NOTE: This material contains forward-looking statements based on JSAT's own projections and estimates. The markets where JSAT is active are extremely volatile, subject to rapid shifts in technology, customer demands, prices, changes in economic conditions, the potential of satellite failures and many other variables. Due to the risks and uncertainties involved, actual results may differ from the content of these statements. Therefore, these statements should not be interpreted as representations that such objectives will be fulfilled.

Thank you very much for your understanding and supporting JSAT.